

02029620

WPS Resources Corp
ARLS
P.E. 12/31/01

REC'D S.E.C.
APR 3 2002
071

# A POWERFUL EQUATION

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL





WPS Resources Corporation

2001 ANNUAL REPORT

## HIGHLIGHTS

| Year Ended December 31 | 2001 | 2000 | Percent Change |
|---|---|---|---|
| Consolidated revenues – nonregulated (Millions) | **$1,700.6** | $1,060.7 | 60.3 |
| Consolidated revenues – utility (Millions) | **974.9** | 888.3 | 9.7 |
| Income available for common shareholders (Millions) | **77.6** | 67.0 | 15.8 |
| Basic earnings per average share of common stock | **$ 2.75** | $ 2.53 | 8.7 |
| Diluted earnings per average share of common stock | **2.74** | 2.53 | 8.3 |
| Dividend paid per share | **2.08** | 2.04 | 2.0 |
| Book value per share | **23.06** | 20.75 | 11.1 |
| Common stock price at year end | **$36.55** | $36.8125 | (0.7) |
| Shares outstanding at year end | **31,182,878** | 26,514,649 | 17.6 |
| Total assets (Millions) | **$2,870.0** | $2,816.1 | 1.9 |

## NET CASH FLOW SUMMARY

| Year Ended December 31 (Millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Total sources** | | | |
| Net operating excluding dividends | **$143** | $144 | $118 |
| Net financing | **85** | 104 | 208 |
| Total | **$228** | $248 | $326 |
| **Total uses** | | | |
| Net investing | **$139** | $192 | $270 |
| Common dividends | **58** | 54 | 53 |
| Total | **$197** | $246 | $323 |

## EARNINGS BY SEGMENT

**Dollars (Millions)**



Electric Utility
$58.8
Gas Utility
$8.9
WPS Energy Services
$6.4
Other
$1.2
WPS Power Development
$2.3

# CONTENTS





**Front Cover Top:** Scott Phinney uses his knowledge of working in a bucket near energized electric lines to assist local governments in installing American flags around Lambeau Field prior to a Monday Night Football Game.

**Front Cover Right:** Healthy downtowns are relaxing places to spend time as is the case in Sheboygan Falls, Wisconsin, which has benefited from our donations to its Main Street Program.

**Front Cover Bottom:** Line Electricians Tee Jay Lansin from Rhinelander and John Lund from Tomahawk know what it's like to work aloft in any type of weather and in any environment—it's all in a day's work.

**At Right:** The Victoria pipeline in Upper Peninsula Power's territory provides a shady spot for crews to enjoy a break during installation.

## DEAR FELLOW SHAREHOLDERS

A powerful equation! That's what's needed to take a company beyond the ordinary to the ranks of outstanding. It's the bits and pieces of a working model that must be put together with the utmost precision. It's the learning, planning, implementation, and fine-tuning necessary to ensure that a company is on the right track.

WPS Resources has spent a great deal of time developing the equation to yield the results we need and you want. We know our equation is powerful. It has delivered one of our best years ever, despite the events of 2001 that greatly impacted our industry and created substantial hurdles for our management team. Let me tell you how.

## A QUICK REVIEW OF 2001

In January, we transferred our transmission assets to the American Transmission Company, and the Nuclear Management Company took over operations of the Kewaunee Nuclear Power Plant.

In April, we completed the merger of Wisconsin Fuel and Light Company into our electric and gas utility.

In August, we received approval to proceed with construction of a 220-mile transmission line stretching from Wausau, Wisconsin, to Duluth, Minnesota.

In September, we completed construction of a gas storage facility in Michigan.

We increased our ownership in the Kewaunee Nuclear Power Plant to 59 percent and successfully replaced the plant's steam generators.

In November, we sold down our interest in our synthetic fuel facility in Kentucky to a level that maximizes our investment and transferred operations to our new partner.

In December, we offered an additional 2,300,000 shares of common stock and were pleased when investors snapped them up at $34.36 per share.

We changed our ownership in Wisconsin River Power Company, the owner and operator of two hydro facilities on the Wisconsin River, to 50 percent.

We wrapped up the year by closing one of the biggest land sales in Wisconsin's history by reaching agreement to transfer ownership of a portion of our Peshtigo River hydro lands to the Wisconsin Department of Natural Resources.

So, things are adding up for us, but what is the result of the equation?

## A CLOSER LOOK AT THE EQUATION

### *Profitability at Our Nonregulated Segment*

Our nonregulated subsidiaries continue to be profitable. The revenue component of our equation began adding up with the selection of WPS Energy Services, our nonregulated energy services subsidiary, as the standard offer provider for electric service in northern Maine for three years. This was soon followed with



our being selected to serve the electric load in the City of Cleveland for five years and the electric load for six communities around Toledo, Ohio, for four years.

We are successfully developing our electric business at our nonregulated energy services subsidiary. We have over 600 megawatts of electric retail sales contracts annually, and we're protecting our margins by supplying our commitments from our own generation or through credit-worthy suppliers who own generation.

We are also developing our nonregulated gas wholesale segment and have nearly completed construction of a 3 billion-cubic-foot gas storage facility in Michigan. The rapid-withdrawal, state-of-the-art facility will improve the region's energy delivery infrastructure, lower energy costs, and enhance the reliability of energy supplies in the region.

Serving our customers is important to us, and they recognize us as a leader in responsiveness to their needs. WPS Energy Services, Inc. received the number one ranking in the country from Mastio & Company for customer service provided in the natural gas marketing and services industry. This is the third year in a row that WPS Energy Services' customers rated it among the top handful of marketers in the nation. We believe that energy information is critical in a competitive environment, and we have worked hard to develop the technology that gives us the capability to help our customers effectively manage their energy needs.

Our nonregulated power development subsidiary, WPS Power Development, is also focused on increasing profitability. Our successful synthetic fuel operation in Kentucky has the proven ability to generate more tax credits than we can use, so we negotiated the sale of a portion of our interest and transferred operations of the facility to a new partner. This transaction brought a gain in 2001 of 6 cents per share and is expected to bring additional gains of about 59 cents per share in 2002 and about 13 cents per share in 2003. We expect our remaining ownership share in the synthetic fuel facility to provide earnings contributions of between 40 and 55 cents per share annually for each year through 2007.

We completed construction of a 50-megawatt simple cycle combustion turbine facility in Combined Locks, Wisconsin, in November and will complete construction of the cogeneration phase by May. This is our entrance into cogeneration development, a market which we plan to pursue.

In December, we reached agreement to purchase CH Resources, which owns three upstate New York power plants and related assets. The plants have a combined capacity of 257 megawatts. The facilities include a 109-megawatt combined cycle facility in Syracuse, a 95-megawatt combined cycle facility in Beaver Falls, and a 53-megawatt fluidized bed facility in Niagara Falls. We expect the facilities to sell power into the New York bulk power market and the wholesale and retail open market using assistance from our energy services subsidiary. We expect the approximate $62,000,000 transaction, which is subject to regulatory approval, to close by May. The addition of these plants brings our nonregulated electric generating capacity to about 930 megawatts.

### *Growing our regulated utilities*

An important part of our powerful equation is a strong utility base, so we are growing our regulated utilities.

We successfully completed the merger of Wisconsin Fuel and Light, which served nearly 50,000 natural gas customers in Wisconsin—areas in which we already served electric customers—into our Wisconsin utility. This transaction enables us to take advantage of overlapping service territories by eliminating redundancies, providing savings for our customers, and adding long-term value for our shareholders.

We set an electricity record for the sixth consecutive year when the electricity demand on our system surged to 2,173 megawatts on July 31—more than 125 megawatts greater than last year's peak—and our system operators were able to meet that peak without relying on load reduction programs.

August brought the Public Service Commission of Wisconsin's approval for the construction of a 220-mile electric transmission line. This joint project of Wisconsin Public Service and Minnesota Power had been announced in 1999. It's a key first step in improving the reliability of Wisconsin's transmission system. Currently, we are not always either able to import necessary power into the state or able to move bulk amounts of power within the state to where it is needed. A deficient electrical system hurts Wisconsin, Minnesota, and the Midwest. The benefits of this project to everyone in the region necessitate its construction.

On September 23, we increased our ownership in the Kewaunee Nuclear Power Plant to 59 percent by purchasing

## AN OVERVIEW

***Our financial performance continues to improve.***

### WPS RESOURCES CORPORATION


Revenues (Millions)
3,000
2,000
1,000
0
$1,949.0
$2,675.5
2000
2001
Net Income (Millions)
90
60
30
0
$67.0
$77.6
2000
2001
Basic Earnings (Per Share)
3.00
2.00
1.00
0
$2.53
$2.75
2000
2001

### UTILITY OPERATIONS
### Wisconsin Public Service Corporation and Upper Peninsula Power Company


Revenues (Millions)
1,000
666
333
0
$907.2
$997.3
2000
2001
Net Income (Millions)
90
60
30
0
$72.3
$67.7
2000
2001
Assets (Millions)
1,875
1,250
625
0
$1,544.5
$1,732.0
2000
2001

### NONREGULATED SUBSIDIARIES
### WPS Energy Services, Inc.


Revenues (Millions)
1,800
1,200
600
0
$955.6
$1,575.1
2000
2001
Net Income (Millions)
9
6
3
0
$1.7
$6.4
2000
2001
Assets (Millions)
1,000
666
333
0
$924.9
$720.1
2000
2001

### WPS Power Development, Inc.


Revenues (Millions)
150
100
50
0
$128.1
$141.5
2000
2001
Net Income (Millions)
3
2
1
0
$0.9
$2.3
2000
2001
Assets (Millions)
375
250
125
0
$233.1
$323.1
2000
2001

Madison Gas and Electric Company's 17.8 percent share in the plant. This transaction added to our low-cost, base load capacity at a very reasonable cost. We believe that Kewaunee will continue to produce competitively priced, reliable and clean electricity at least through the end of its current license in 2013, and that's good for our customers, employees, and shareholders.

To ensure Kewaunee remains reliable and is able to operate at its capacity, we completed a $121,000,000 project to replace the plant's two steam generators that had degraded and were not operating efficiently. Our share of the project amounted to $71,000,000.

In September, we completed a $5,000,000 project that replaced the 42-year-old, 10-foot diameter wooden penstock at Victoria Hydro in Michigan with a 9.5-foot diameter steel pipeline stretching just over a mile. Hydro power is inexpensive power, and it is important that we maintain our facilities in the Upper Peninsula of Michigan where hydro power resulting from Lake Superior-effect snows and rains is plentiful.

We ended the year with initiation of our asset management strategy through an agreement to transfer more than 9,200 acres of pristine forest and waterfront land, as well as islands and water acreage, to the State of Wisconsin. The first step of the transaction closed in 2001 when we sold the State 5,740 acres for $13,500,000. If the State exercises certain purchase options, the total sale price for all the lands will be $25,000,000. We chose to sell the land to the State so it could be preserved and continue to be available for public recreational use. The transaction price was one the State could afford, while at the same time ensuring a fair value for our shareholders.

#### A STRONGER HOLDING COMPANY

Our high-quality debt ratings provide flexibility and access to capital markets at reasonable rates to help grow the business. This was apparent when we successfully issued $150,000,000 of bonds for our electric and gas utility and secured the issuance of $27,000,000 of tax-exempt municipal bonds for our power development subsidiary at very attractive rates.

Our successful common stock sale of 2,300,000 shares in December was substantially oversubscribed and confirms the value of our company to the investing public.

On February 8, 2002, after market close, WPS Resources was added to Standard & Poor's MidCap 400 Index. I am proud that WPS Resources' common stock was added to this market-value weighted index. This is having a positive effect on our stock price and its liquidity.

## STRATEGY FOR ADDING VALUE

Our strategy for the future includes building on our core competencies of energy conversion and energy delivery in both our regulated and nonregulated markets.

We plan to continue our development and growth in the northeast quadrant of the United States through nonregulated wholesale and retail energy sales.

We will continue to make generation investments in selected markets in the United States through acquisition and/or development and will specifically look to areas that can support our nonregulated energy services focus.

We have developed an electric generation plan for Wisconsin that includes the addition of more than 1,300 megawatts of electric capacity by 2007 in both regulated and nonregulated arenas.

We have developed an asset management strategy that will evaluate the use of all our lands, including our hydro lands and other facilities, to determine if they will play a part in our future or if sale or other utilization of the assets would be more appropriate. Our shareholders will reap the added return that our asset management strategy delivers.

We are patenting our formula for predicting energy needs. The formula, developed by our employees, is accurately predicting when our power needs are the greatest and when we can plan to sell excess capacity. This ability is saving our customers money while increasing returns to our shareholders.

## BALANCING OPPORTUNITIES AND RISKS

Balancing opportunities and risks is an important part of any business equation.

Though we've increased our electric and natural gas rates in Wisconsin during 2001 and 2002, we are still one of the lowest-cost energy providers in Wisconsin and the Midwest.

Our regulated Wisconsin utility is seeking approval in 2002 for an increased authorized return that is reflective of the risk of a changing industry. Currently, we are authorized a 12.1 percent return on 54 percent equity at our regulated electric and natural gas utility.

We've rewarded our shareholders with 43 consecutive years of increasing dividends. We feel it is extremely important for us to continue to pay a healthy dividend to our shareholders, and we'll continue to strive to do so.

We've increased our common stock equity through the $54,800,000 acquisition of Wisconsin Fuel and Light, our $79,000,000 common stock sale, and increased investor participation in our Stock Investment Plan. During 2001,

### *Financial Goals for 2002*

- **Continue our earnings growth at 8 to 10 percent on an annualized basis.**
- **Achieve 15 to 20 percent of our earnings from WPS Energy Services and WPS Power Development.**
- **Continue our moderate growth in the annual dividend paid and achieve a payout ratio of 70 percent in 2003 by increasing earnings.**

shareholders invested over $10,000,000 to add additional shares to their accounts under the plan and reinvested about $9,000,000 of dividends. The additional common stock shares outstanding had an 18 cents per share dilutive effect, and yet reported earnings per share of $2.75 are at a record level.

We are maintaining strong capital ratios to maintain a high-quality credit rating. This is important to us because it allows us to access the debt markets at reasonable rates.

Our investors are recognizing the value of their WPS investment as our stock holds its value. In spite of the economic downturn in 2001, our stock yielded 5.7 percent at year-end compared with 1.2 percent for the S&P 500.

## THE LEADERSHIP COMPONENT

To ensure that the components of our equation are delivering value to our customers and shareholders alike, we must have a strong, dedicated workforce with insightful leadership. Though leadership comes in many forms, it begins with our Board of Directors, whom you have elected as stewards of your investment, and it continues through our officers and staff.

The membership on our Board of Directors changed this year with the retirement of Clarence Fisher on February 1, 2001 and the addition of Bill Protz on April 1, 2001. Bill was a former Director of Wisconsin Fuel and Light.

The year also brought new faces to our leadership team with the retirement of Dan Bittner, our Senior Vice President and Chief Financial Officer, after 35 years of dedicated service and the addition of Joe O'Leary to fill that role. Joe comes to us with experience in both regulated and nonregulated industries. He has a record of increasing the profitability of the organizations he has served, and we are expecting more of the same from him.

In November we lost Wayne Peterson, one of our bright, young vice presidents, to cancer. At 42, Wayne had already made a significant contribution to Wisconsin Public Service's success in his position as Vice President - Distribution and Customer Service. Many of us admired his leadership abilities during his 19-year career with the company. He will be missed.

Additional changes in our senior management team will occur when Ralph Baeten, our Senior Vice President - Finance and Treasurer, retires on February 28 after 31 years of service. Ralph will be followed into retirement by Pat Schrickel, our Executive Vice President (also President and Chief Operating Officer for Wisconsin Public Service and Chairman, President, and Chief Executive Officer for Upper Peninsula Power) on March 31 after 35 years of service. I want to thank them for their leadership and countless contributions through the years.

## ADDING IT ALL UP

We are setting the stage for future growth and doing so through our core competencies. Our nonregulated businesses are in energy and energy-related services—the same core competencies we developed in our regulated operations. We expect 15 to 20 percent of our future net income to come from our nonregulated segments.

We expect our regulated businesses to deliver 2 to 4 percent of our earnings growth and our nonregulated businesses together to provide the rest of the earnings growth necessary to meet our 8 to 10 percent earnings per share growth target.

We have had 43 years of consecutive dividend increases—an outstanding record—without any plans to change.

A payout ratio of 70 percent or less should be attainable in 2003 with our expected earnings growth.

## THE RESULTS TOTAL

We have a powerful strategy that blends our strong utility base with an opportunity for higher growth through disciplined nonregulated expansion.

About 70 percent of our shareholders are individual investors who rely on our quarterly dividend and stock price appreciation.

Our highly motivated, loyal workforce believes in and supports the company. Our employee turnover rate is just 4 percent. Over 90 percent of our employees own WPS Resources' stock, which results in current and retired employees owning 9 percent of our outstanding common stock.

We are delivering shareholder value with our solid regulated utility foundation, our focused energy and energy services strategy, projected earnings per share annualized growth of 8 to 10 percent, and an outstanding dividend record.

We believe that flexibility in the face of industry changes is important to our future. We also believe that financial strength, quality service, diversity of generation resources, and a knowledgeable staff with strong leadership are key to our future competitiveness. These elements are a part of our powerful equation that is bringing value to you, our loyal shareholders.

Thank you for the support you have given us in the past. We promise to do everything possible to protect your investment in our company and ensure that it continues to grow for you.

Sincerely,

Larry L. Weyers

Larry L. Weyers
Chairman, President, and
Chief Executive Officer

February 22, 2002

# STEAM GENERATOR INSTALLATION



One of two new steam generators gains entry to the hatch at the Kewaunee Nuclear Plant

Energy follows the laws of physics. We generate and deliver energy using fundamental engineering principles. So it's not surprising that WPS Resources Corporation—an energy company—has developed a powerful equation for shareholder value.

The factors in our equation aren't numbers but ways of conducting business. They set us apart in the energy field.

The components of our equation, examined here, combine the factors to bring financial rewards.

$(n + r = \mathbb{B})$

**nonregulated + regulated businesses = Balance**

Success in today's energy industry demands a carefully crafted balance between the steady growth offered by regulated utilities and the opportunities presented by new, competitive markets.

WPS Power Development, Inc. and WPS Energy Services, Inc. are our players in nonregulated energy markets. Together—with WPS Power Development investing in power generation and WPS Energy Services marketing the energy produced—these companies have become an energy force.

"The balance is hard to beat."

The State of Ohio opened its retail electric market to competitive suppliers in 2001, and WPS Energy Services emerged as a leading supplier. The City of Cleveland chose WPS Energy Services as the supplier for its aggregated buying program. During the second half of 2001, more than 75,000 residential and small commercial customers were served under this program. Typical customers are saving 10 to 20 percent on the nonregulated portion of their electric bill. In early 2002, they will be joined by 50,000 additional customers in communities across northern Ohio that have selected WPS Energy Services as their supplier.

The outstanding growth we've experienced in Ohio is in addition to existing business in the State of Maine, where WPS Energy Services and WPS Power Development have supplied more than 50,000 residential and business customers since 2000.

Compounding the synergies between marketing and supply is an important part of our strategy, and we're doing it well. We succeeded first in Maine where WPS Power Development acquired generating assets and WPS Energy Services was waiting in the wings to market the energy from those assets. As we enter new markets, these subsidiaries focus on what they do best—developing, owning, and operating nonregulated generation facilities or supplying energy and services in the nonregulated marketplace. As we consider and pursue business expansion in nonregulated markets, we look to these subsidiaries to continue capitalizing on the synergies they create by working together.

In Wisconsin and Michigan, our regulated utilities remain strong. In 2001, Wisconsin Fuel and Light Company merged into Wisconsin Public Service, expanding our service area and adding 50,000 customers. For the sixth consecutive year, customers of Wisconsin Public Service set a new peak for electricity demand, which surged to 2,173 megawatts on July 31. As our customers grow, and as Wisconsin Public Service grows, we continue doing a good job of keeping costs down. Wisconsin Public Service has maintained some of the lowest energy rates in the Midwest and the United States.

Also in 2001, Upper Peninsula Power Company completed replacement of a 42-year-old wooden pipeline at its Victoria Hydro facility near Rockland, Michigan. In its place stands more than 6,000 feet of 9.5-foot diameter steel pipeline. This major undertaking confirms our commitment to renewable hydro power.

The balance between WPS Resources' accomplishments in both nonregulated and regulated businesses is hard to beat.

Joe O'Leary took the financial reins in June of 2001 as our new Senior Vice President and Chief Financial Officer. Joe brought with him 24 years of external financial experience in both regulated and nonregulated environments.



$(f + c = \mathbb{R})$

**foresight + change = Results**

Anticipating the end-result and pursuing what you believe to be true is the only way to effect change. WPS Resources' resolve has paid off with the completion of several projects that will serve us—and our customers—well.

In 2001, Wisconsin Public Service increased its ownership of the Kewaunee Nuclear Power Plant to 59 percent. We also installed new steam generators at the plant—the largest project in its history. The condition of the generators had threatened

...require, at a price that's good for them and makes good business sense for us.





VICTORIA FALLS, VICTORIA PIPELINE, MERRILL HYDRO, AND IVAN HENDERSON IN CLEVELAND



William Bloczynski checks on a generator at the Merrill Hydro Plant. Hydroelectric power has been a part of our generation mix since 1905.



Ivan Henderson, Energy Marketer for WPS Energy Services' Cleveland office, is a key player in ensuring continued growth of our nonregulated retail electric business.

the life of this low-cost generation resource. We're pleased to have the Kewaunee plant back at full capacity and to see the resurgence of a national interest in nuclear power for the future.

The year also marked the culmination of a two-year push for a stronger transmission system in Wisconsin. With the sole transmission interface to the west labeled "one of the most congested transmission lines in the Midwest," Wisconsin Public Service, along with Minnesota Power, Inc., took charge of informing the public about the need for a new line and gaining regulatory approval to build one.

In October, based on evidence of need, the Public Service Commission of Wisconsin approved a new high-voltage line running from Wausau, Wisconsin, to Duluth, Minnesota—along a route that minimizes environmental impact and maximizes use of existing rights-of-way. The line should begin operating in 2005. It will be built by Wisconsin Public Service, which will then transfer its interest in the line to the American Transmission Company, an independent company in Wisconsin that owns and operates the state's transmission system, ensuring fair use of this critical system.

The results of our subsidiaries' combined achievements in 2001 will bolster WPS Resources' business success. Wisconsin Public Service is helping to shape the energy environment in Wisconsin, which is integral to how we'll operate and serve our customers in that state. Our nonregulated businesses are contributing an increasing portion of the value WPS Resources provides to shareholders, which fulfills a promise we made to you.

## [s(c + e) = HPC]

**service to customers**
**x (community service + environmental concern)**
**= Healthy Productive Communities**

We can form the energy environment around us and manage our risk—but without customers well served, we can't succeed.

WPS Energy Services has been selected as the energy supplier of choice in Ohio and Maine because of its reputation for satisfying customers and keeping costs down. Even though WPS Energy Services has grown significantly, with more than 225,000 customers, the company continually improves its

In her role as Manager - Customer Service and Business System Operations, Debbie Mc Dermid provides the leadership necessary to support customer service activities that enable WPS Energy Services to be recognized as number one in the nation for customer satisfaction.



Over the last few years, energy companies in retail markets have been notorious for speculating on price—and losing in the final analysis. At WPS Energy Services, we don't speculate. We back each power sale with generation we either own or another credit-worthy supplier owns. We focus on creating the energy solutions our customers require, at a price that's good for them and makes good business sense for us. We've upgraded our management systems, modified our gas inventory handling software, enhanced our credit function, improved our margins and operating performance, and implemented a next-generation risk management system.

"Companies that waver lose their equilibrium."

WPS Energy Services is long on practical solutions and short on second-guessing the market because solutions boost performance.

Similarly, risk management comes into play at WPS Power Development, where every project we pursue must have the ability to stand on its own and be profitable over its life cycle.

ratings for customer service. In 2001, WPS Energy Services was rated number one for customer satisfaction in the country, according to a survey by Mastio & Company.


Natural Gas Marketers
Customer Satisfaction Award
The Mid-Tier Marketers
WPS Energy Services, Inc.
FIRST PLACE

On the regulated side of the equation, Wisconsin Public Service has been preparing for an array of new products and services our customers have told us are important to them. In 2001, customers gained the ability to complete many routine transactions, such as applying for new service, online at www.wisconsinpublicservice.com. We also introduced E-Bill, an option for customers who wish to receive and pay their energy bill online, and Energy-Saving Tools, including a free, convenient online analysis of customers' energy use and comparisons of their use with that by similar customers. Our next new product introduction will be NatureWise in 2002, giving customers the choice to receive energy from renewable sources.

In 2001, J.D. Power and Associates ranked Wisconsin Public Service number three in the country for customer service provided by a utility.

# MAIN STREET PROGRAM IN SHEBOYGAN FALLS



Multiplying our service by our support for the places where we live and work helps build healthy, productive communities. Financial support from companies like ours and community service from our employees means a great deal to small communities who are revitalizing their downtowns.

Our employees rise above the call of duty during catastrophic events, such as a June 11 storm that knocked out power to 38,000 customers—99 percent of our customers in the Oshkosh, Wisconsin, area. The damage was close to the worst the company has endured. Line crews, in addition to repairing downed lines, contended with nearly a quarter of the city's trees broken and uprooted. Employees worked back-to-back shifts, without going home. Others distributed dry ice for refrigeration of perishable foods and kept customers informed about the progress of restoration efforts.

WPS Resources' employees live in the communities we serve, so our involvement in these communities goes beyond business as usual.

In Cleveland, Ohio, WPS Energy Services helps bridge the digital divide with substantial contributions to the Cleveland Foundation. These contributions will create technology centers throughout the city, where residents can access the latest computer technology. This means greater hope and opportunity for the community.

Wisconsin Public Service and Upper Peninsula Power Company support Main Street Programs, helping to revitalize the hearts of our Wisconsin and Michigan communities.

Charlie Schrock was named President of WPS Power Development, Inc. in November of 2001. His more than 21 years of experience with Wisconsin Public Service in the Nuclear and Energy Supply areas will serve him well as he helps take WPS Power Development to the next level.



A healthy, vibrant downtown is a symbol for the community surrounding it, a social and cultural attraction, and an employment center. Our economic development and community relations professionals combine forces with local government to assist in developing these areas.

"Our concern for our customers is a constant."

Other areas are best left undeveloped. Wisconsin Public Service and the State of Wisconsin have a plan that will preserve more than 9,200 acres of pristine forest and waterfront land, as well as islands and water acreage, for future generations.

For 75 years, Wisconsin Public Service owned these lands along the Peshtigo River, surrounding the company's hydro operations in the area. We preserved the lands in their natural state as much as possible, and invited the public to enjoy outdoor recreation on the lands. With changes in the energy industry, however, we began reconsidering the ownership of property not directly needed for our operations. We searched for new, caring hands to own these lands and preserve them for public enjoyment.

Under the agreement, the Wisconsin Department of Natural Resources is purchasing some of the land, and we're donating significant portions to the Department. Wisconsin Public Service is retaining small parcels for hydro operations and 383 acres for development in an environmentally responsible manner. We were able to sell the land to a caring steward, while at the same time ensuring we received a fair value for our shareholders.

Multiplying our service by support like this for the places where we live and work helps build healthy, productive communities.

$[s(e + f) = SV]$

**service to customers x (efficiency + flexibility) = Shareholder Value**

WPS Resources can say objectively that our customer service is outstanding. Surveys by Mastio & Company and J.D. Power—and feedback from our customers—confirm this.

Our history as a low-cost energy provider is proof positive of our efficient operations. We're saving customers money. And though we've requested rate increases in Wisconsin to cover the costs of improved customer service, our rates remain comparable to, if not lower than, those of other electric and gas utilities in the Midwest and the United States.

The balance we maintain between nonregulated and regulated business yields flexibility to adapt to the changing energy environment. We're positioned to take advantage of profitable opportunities that fall within our risk parameters, yet we can flourish in regulated surroundings by growing through our traditional utility business.

High-quality debt ratings and a strong capital structure give us flexibility in accessing capital to help grow our businesses.

Simply put, all of this makes up our equation for shareholder value. By operating wisely and efficiently, and serving our customers well, WPS Resources is able to produce financial success that enhances shareholder value.

As events in the energy industry unfold, some companies are reaching great heights. Others are falling to all-time lows. Knowing who we are as a company and what constitutes success is the key to WPS Resources' stability and growth. We've found an equation that works.


BASIC EARNINGS PER SHARE IN DOLLARS • 1992-2001
2.75
0
2.25
2.48
2.19
2.28
1.99
2.10
1.76
2.24
2.53
2.75
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001


DIVIDEND PER SHARE IN DOLLARS • 1992-2001
2.08
0
1.72
1.76
1.80
1.84
1.88
1.92
1.96
2.00
2.04
2.08
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001


CUMULATIVE TOTAL RETURN* IN DOLLARS • 1992-2001
238.46
0
119.02
132.67
112.44
151.82
135.25
170.41
189.16
144.46
226.06
238.46
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

* Assumes $100 investment in common stock at year-end 1991 and all dividends reinvested quarterly. Cumulative total return for the ten-year period is equilavent to an average annual return of 9.08%.

## FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- General economic, business, and regulatory conditions
- Legislative and regulatory initiatives regarding deregulation and restructuring of the utility industry which could affect costs and investment recovery
- State and federal rate regulation
- Growth and competition and the extent and timing of new business development in the markets of subsidiary companies
- The performance of projects undertaken by subsidiary companies
- Business combinations among our competitors and customers
- Energy supply and demand
- Financial market conditions, including availability, terms, and use of capital
- Nuclear and environmental issues
- Weather and other natural phenomena
- Commodity price and interest rate risk
- Acts of terrorism

# RESULTS OF OPERATIONS

WPS Resources Corporation is a holding company. Our wholly-owned subsidiaries include two regulated utilities, Wisconsin Public Service Corporation and Upper Peninsula Power Company. Another wholly-owned subsidiary, WPS Resources Capital Corporation, is a holding company for our nonregulated businesses including WPS Energy Services, Inc. and WPS Power Development, Inc.

## 2001 COMPARED WITH 2000

### WPS Resources Corporation Overview

WPS Resources' 2001 and 2000 results of operations are shown in the following chart:

| ***WPS Resources' Results*** <br> *(Millions, except share amounts)* | [illegible] | 2000 | Change |
|---|---|---|---|
| Consolidated operating revenues | [illegible] | $1,949.0 | 37% |
| Income available for common shareholders | [illegible] | $67.0 | 16% |
| Basic earnings per share | [illegible] | $2.53 | 9% |
| Diluted earnings per share | [illegible] | $2.53 | 8% |

Consolidated operating revenues increased due to sales volume growth for all business segments and higher natural gas prices in the first part of 2001. In addition, rate increases at Wisconsin Public Service contributed to increased revenues in 2001. The Public Service Commission of Wisconsin authorized a 5.4% increase in Wisconsin retail electric rates and a 1.5% increase in Wisconsin retail natural gas rates effective January 1, 2001.

Increased profitability at our nonregulated segments offset a decrease in earnings at our electric and natural gas utility segments resulting in improved earnings in 2001. A gain on the sale of hydro lands as part of our asset management strategy, increased natural gas and electric utility margins, increased electric and natural gas margins at WPS Energy Services, additional tax credits at WPS Power Development and a gain on the sale of a portion of WPS Power Development's investment in its synthetic fuel operation contributed to higher earnings. Partially offsetting these factors were increased operating expenses at all segments and a lower margin at WPS Power Development.

### Overview of Utility Operations

Utility operations include the electric utility operations at Wisconsin Public Service and Upper Peninsula Power and the natural gas utility operations at Wisconsin Public Service. Income from electric utility operations was $58.8 million in 2001 compared with $60.7 million in 2000. Income from gas utility operations was $8.9 million in 2001 and $11.6 million in 2000.

### Electric Utility Operations

The consolidated electric utility margin represents electric revenue less cost of sales exclusive of intercompany transactions. Our consolidated electric utility margin increased $11.4 million, or 3%, primarily due to a 5.4% Wisconsin retail electric rate increase at Wisconsin Public Service which became effective on January 1, 2001.

| ***Electric Utility Results*** <br> *(Millions)* | [illegible] | 2000 | 1999 |
|---|---|---|---|
| Revenues | [illegible] | $623.8 | $582.5 |
| Fuel and purchased power | [illegible] | 199.0 | 187.4 |
| Margin | [illegible] | $424.8 | $395.1 |
| Sales in kilowatt-hours | [illegible] | 12,565,011 | 12,503,487 |

The consolidated electric utility margin increased due to the electric rate increase at Wisconsin Public Service and higher sales volumes to most customer classes at Upper Peninsula Power and Wisconsin Public Service. Summer weather was 66% warmer in 2001 than in 2000, and 17% warmer than normal. Partially offsetting these factors was a 2% decrease in sales to large commercial and industrial customers at Wisconsin Public Service due to declining economic conditions.

Affecting the electric utility margin was a change in the customer mix at Wisconsin Public Service. Sales to lower

As Environmental Consultant - Lab Manager and Chemical Processor for Wisconsin Pubic Service, Shirley Scharff relies on the latest technology to ensure that our activity is not harming the environment. We take pride in ensuring a clean environment for future generations.



margin, non-firm customers increased more than sales to higher margin customers. The lack of new retail electric rates at Upper Peninsula Power also affected the margin negatively. Upper Peninsula Power's application for a $5.7 million rate increase which had been pending before the Michigan Public Service Commission since October 2000 was dismissed in August 2001 at Upper Peninsula Power's request. Upper Peninsula Power requested a dismissal because the information filed in the case was outdated. Upper Peninsula Power intends to submit a new application for rate increases in 2002.

Our consolidated fuel expense for production plants decreased $5.2 million, or 4%, largely due to decreased production at Wisconsin Public Service's combustion turbine generation plants. Our consolidated purchased power expense, however, increased $24.4 million due to an increase in power purchases and a 19% increase in the cost per kilowatt-hour of power purchases made by Wisconsin Public Service in 2001 compared with 2000. Power purchases were 21% higher in 2001 due to warmer summer weather and the availability of economically priced energy. Also contributing to increased power purchases were a scheduled outage at Wisconsin Public Service's nuclear plant and an unscheduled outage at one of its fossil-fueled generation plants.

Wisconsin Public Service's Kewaunee Nuclear Power Plant was off-line for a scheduled refueling and replacement of its steam generators which began in late September of 2001. The Kewaunee plant returned to service in early December as scheduled. Wisconsin Public Service is currently a 59% owner of the Kewaunee plant. Wisconsin Public Service's Pulliam Unit 7 was off-line for unscheduled repairs in the fourth quarter of 2001 and returned to service on February 3, 2002. Wisconsin Public Service chose to take advantage of purchased power during these outages because of economically favorable pricing.

The Public Service Commission of Wisconsin allows Wisconsin Public Service the opportunity to adjust prospectively the amount billed to Wisconsin retail customers for fuel and purchased power if costs fall outside a specified range. Wisconsin Public Service is required to file an application to adjust rates either higher or lower when costs are plus or minus 2% from forecasted costs on an annualized basis. In the third quarter of 2001, Wisconsin Public Service submitted a fuel filing with the Public Service Commission of Wisconsin requesting a $1.9 million retail electric rate reduction. The rate reduction was approved and implemented on September 3, 2001. Wisconsin Public Service submitted an additional fuel filing in November 2001, and a rate reduction of $0.3 million was approved and implemented on December 8, 2001.

**Gas Utility Operations**

The consolidated gas utility margin represents natural gas revenues less purchases exclusive of intercompany transactions. Effective April 1, 2001, the gas utility margin at Wisconsin Public Service includes the merged Wisconsin Fuel and Light Company operations.

| *Wisconsin Public Service Corporation's Gas Utility Results (Millions)* | [illegible] | 2000 | 1999 |
|---|---|---|---|
| Revenues | [illegible] | $264.5 | $191.5 |
| Purchase costs | [illegible] | 185.1 | 117.6 |
| Margin | [illegible] | $ 79.4 | $ 73.9 |
| Throughput in therms | [illegible] | 701,094 | 662,615 |

The gas utility margin at Wisconsin Public Service increased $12.0 million, or 15%, in 2001. This increase was due to a 1.5% increase in Wisconsin retail natural gas rates effective January 1, 2001, and higher overall natural gas throughput volumes of 6%. Increased gas throughput volumes were largely the result of Wisconsin Public Service's acquisition of Wisconsin Fuel and Light in the second quarter of 2001. Gas throughput volumes to large commercial and industrial customers, however, decreased 9% as a result of customers switching to the gas transport customer class and declining economic conditions. Gas throughput volumes to gas transport customers increased 15%. In addition, gas throughput volumes to interruptible customers decreased 6%. Gas throughput volumes were negatively affected by winter weather which was 9% milder in 2001 than in 2000, and 8% milder than normal.



George Wiesner, Controller for WPS Power Development, checks every number twice to ensure accurate financial reporting data. Numbers tell the performance story. We work hard to tell the complete story.

# MANAGEMENT'S DISCUSSION AND ANALYSIS

Wisconsin Public Service's natural gas revenues increased $57.1 million, or 22%, as the result of an increase in the average unit cost of natural gas in the first half of 2001, increased throughput, and the 1.5% increase in Wisconsin retail gas rates.

Wisconsin Public Service's natural gas purchase costs increased $45.1 million, or 24%, largely due to a higher average unit cost of natural gas in the first half of 2001. The higher natural gas prices experienced earlier in 2001 were passed on to customers and are reflected in both revenues and gas purchases, thus having little impact on margin.

Under current regulatory practice, the Public Service Commission of Wisconsin and the Michigan Public Service Commission allow Wisconsin Public Service to pass changes in the cost of natural gas on to customers through a purchased gas adjustment clause.

### Other Utility Expenses/Income

Utility operating expenses increased $36.3 million largely due to increased transmission expenses associated with the transfer of assets to American Transmission Company, increased payments to the Wisconsin Department of Administration for demand-side management (energy conservation) activities, increased maintenance costs at the Kewaunee plant during its refueling outage, and higher write-offs of uncollectible accounts.

The Public Service Commission of Wisconsin has allowed a portion of the higher transmission costs to be deferred. The deferred transmission costs, $4.4 million for 2001, are expected to be recovered in future regulatory proceedings.

Lower earnings on the nuclear decommissioning fund contributed to a decrease in other income from utility operations. Due to regulatory practice, lower earnings on the nuclear decommissioning fund were offset by decreased depreciation expense. Also contributing to decreased depreciation expense were an extension in the Kewaunee plant's assumed depreciable life and a reduction in the nuclear decommissioning fund contribution.

Interest expense increased due to the issuance of additional long-term debt by Wisconsin Public Service in August of 2001.

### Overview of Nonregulated Operations

Nonregulated operations consist of the natural gas, electric, and other sales at WPS Energy Services, a diversified energy supply and services company, and the operations of WPS Power Development, an electric generation asset development company.

WPS Energy Services' net income increased to $6.4 million in 2001 compared with $1.7 million in 2000. WPS Power Development's net income increased to $2.3 million in 2001 compared with $0.9 million in 2000.

### Overview of WPS Energy Services

WPS Energy Services' principal business involves nonregulated gas sales. In addition, nonregulated electric sales have become an important factor in the growth of WPS Energy Services. Revenues at WPS Energy Services grew to $1,575.1 million in 2001 compared with $955.6 million in 2000, an increase of 65%. This increase was the result of additional natural gas and electric sales volumes coupled with a higher unit cost of natural gas in the first half of 2001. The higher unit cost of natural gas is also reflected in cost of sales, thus having little impact on margin. Income increased $4.7 million in 2001 due to increased sales and improved operations.

### WPS Energy Services' Margins

| *WPS Energy Services Gas Results* (Millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Nonregulated natural gas revenues | [illegible] | $919.5 | $288.0 |
| Nonregulated natural gas cost of sales | [illegible] | 908.2 | 283.4 |
| Margin | [illegible] | $ 11.3 | $ 4.6 |

Nonregulated gas revenues at WPS Energy Services increased $486.8 million, or 53%, primarily as the result of sales volume growth and higher natural gas prices in the first half of 2001. The nonregulated gas margin increased $4.6 million, or 41%, due to increased sales volumes and exiting from unprofitable market segments.

| *WPS Energy Services Electric Results* (Millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Nonregulated electric revenues | [illegible] | $33.8 | $3.4 |
| Nonregulated electric cost of sales | 150.3 | 29.4 | 3.2 |
| Margin | $ 14.7 | $ 4.4 | $ .2 |

Nonregulated electric revenues at WPS Energy Services increased $131.2 million, or 388%. The nonregulated electric margin increased $10.3 million, or 234%. Higher electric sales volumes in existing and newly-entered retail electric markets, increased electric wholesale activities, as well as impacts from marketing energy from WPS Power Development's Sunbury plant, contributed to these increases.

### WPS Energy Services' Other Expenses

Other operating expenses at WPS Energy Services increased $8.5 million largely due to costs associated with business expansion and higher write-offs of uncollectible accounts.

### Impact of Enron

Although WPS Energy Services is an energy marketer, it has experienced little impact on day-to-day operations as a result of the bankruptcy of Enron Corporation, and is in a net payable position with Enron affiliates. WPS Energy Services has liquidated all open positions with the Enron affiliates and replaced them with other suppliers. The forward contracts with the Enron affiliates provided for payments representing the net liquidation value of the contracts at the time of liquidation, and this net liquidation amount is reflected on the balance sheet as a current accounts payable, contingent upon the outcome of Enron's bankruptcy proceedings. Management believes these liabilities are properly recorded. The Enron bankruptcy is expected to have an effect on other companies throughout the industry. As a result, WPS Energy Services is more closely monitoring its credit exposure with other trading partners.

### Overview of WPS Power Development

Revenues at WPS Power Development increased $13.4 million, or 10%, primarily due to higher revenues at its Sunbury generation plant of $7.0 million and higher revenues from its steam operations of $7.1 million. WPS Power Development's income was $2.3 million in 2001 compared with $0.9 million in 2000. Additional tax credits of approximately $4 million from its synthetic fuel operation was the primary factor in WPS Power Development's increased income in 2001.

### WPS Power Development's Margin

| *WPS Power Development's Production Results (Millions)* | [illegible] | 2000 | 1999 |
|---|---|---|---|
| Nonregulated other revenues | [illegible] | $128.1 | $35.4 |
| Nonregulated other cost of sales | [illegible] | 94.8 | 18.6 |
| Margin | [illegible] | $ 33.3 | $16.8 |

WPS Power Development experienced a decrease of $2.0 million in its margin in 2001 from 2000. The primary factors in this decrease were a $2.8 million margin decrease at Sunbury due to higher fuel costs as a result of purchasing coal at current market prices and higher costs of replacement power during outages. WPS Power Development is attempting to recover a portion of the fuel cost increase through a lawsuit which it filed against a coal supplier for failure to deliver under the terms of a coal supply agreement. The Sunbury margin decrease was partially offset by higher margins at the Westwood generation plant, which was acquired in September of 2000.

### WPS Power Development's Other Expenses/Income

Other operating expenses at WPS Power Development increased by $4.5 million in 2001 compared with 2000, primarily due to costs associated with operations at the Westwood plant, higher payroll expenses, and increased development costs for potential new projects.

Other income increased $1.8 million, primarily from a portion of the gain that was recognized in the sale of a partial interest in WPS Power Development's synthetic fuel facility.

### Tax Credits

WPS Power Development recorded synthetic fuel tax credits of $21.5 million in 2001, an increase of approximately $4 million over 2000. We used these credits to the extent the tax law permits to reduce our current federal tax liability, and the remainder increased our alternative minimum tax credit available for future years. Approximately $10 million of tax credits where carried over from 2001, which brings the cumulative credits being carried forward to approximately $21 million. Alternative minimum tax credits can be used in future years to reduce our regular tax liability, subject to various limitations. Based on a review of all known facts and circumstances, management has concluded that it is more likely than not that we will be able to use these credits in the future to reduce our federal tax liability.



Pat Ahrens, Environmental Consultant - Chemist for Wisconsin Public Service, understands the importance of good, clean water, as he tests water quality at High Falls Hydro to ensure we comply with state water quality standards.

**Overview of Holding Company and Other Operations**

Holding company and other operations include the operations of WPS Resources and WPS Resources Capital as holding companies and the nonutility activities at Wisconsin Public Service and Upper Peninsula Power. Holding company and other operations experienced income of $1.3 million in 2001 compared with a loss of $7.9 million in 2000.

Other nonutility income at Wisconsin Public Service included a pre-tax gain of $13.1 million on the sale of hydro lands in December of 2001. The sale of these hydro lands was the first significant transaction in our five to seven-year asset management strategy to increase shareholder return from the sale, development, or use of certain real estate assets deemed to be no longer essential to operations. In addition, earnings on equity investments were higher in 2001 compared with 2000 primarily due to our investment in American Transmission Company.

Interest expense increased due to additional short-term borrowing at WPS Resources for working capital needs in the first half of 2001.

## 2000 COMPARED WITH 1999

**WPS Resources Corporation Overview**

WPS Resources' 2000 and 1999 results of operations are shown in the following chart:

| *WPS Resources' Results* *(Millions, except share amounts)* | 2000 | 1999 | Change |
|---|---|---|---|
| Consolidated operating revenues | $1,949.0 | $1,098.5 | 77% |
| Income available for common shareholders | 67.0 | 59.6 | 12% |
| Basic and diluted earnings per share | $2.53 | $2.24 | 13% |

The substantial revenue growth was largely due to increased natural gas and electric sales at WPS Energy Services and increased sales at WPS Power Development as we acquired additional customers and expanded into new markets. Part of the increase in revenues was a result of the record high unit cost of natural gas experienced in 2000. Gas cost per therm was 43% higher in 2000 than in 1999. The high unit cost of natural gas was reflected in both revenues and cost of sales, thus having little impact on margin.

The increase in income and earnings per share was the result of higher electric and natural gas utility margins and increases in WPS Energy Services' electric and natural gas margins. Additionally, a higher margin along with additional tax credits at WPS Power Development contributed to higher income. Partially offsetting these factors were increases in operating and interest expenses, coupled with costs associated with an electric energy contract entered into by WPS Resources as a hedge against potential summer energy price spikes.

**Overview of Utility Operations**

Income from electric utility operations was $60.7 million in 2000 compared with $56.1 million in 1999. Income from natural gas utility operations was $11.6 million in 2000 and $11.2 million in 1999. The primary reasons for higher utility net income were a Wisconsin retail electric rate increase and increased natural gas sales volumes as the result of winter weather that was 8% colder in 2000 than in 1999.

**Electric Utility Operations**

Our consolidated electric utility margin increased $29.7 million, or 8%, primarily due to a 4.6% Wisconsin retail electric rate increase at Wisconsin Public Service which became effective on January 1, 2000. This rate increase was primarily intended to recover additional fuel and purchased power costs for the year. The 2000 electric rate increase also took into account the expected gain on the sale of utility assets which is discussed under "Other Electric and Gas Utility Expenses/Income."

Although our consolidated kilowatt-hour sales were only slightly higher, partially due to a 31% cooler summer in 2000 than in 1999, consolidated revenues increased 7% due to the Wisconsin retail electric rate increase at Wisconsin Public Service.

Our consolidated fuel expense increased $15.7 million, or 14%, due to increased production at Wisconsin Public Service's fossil-fueled and combustion turbine generation plants. In addition, the average cost of generation at the combustion turbine plants increased 90% largely as a result of a higher unit cost of natural gas. Generation costs at the Kewaunee plant decreased 14% in 2000 due to its scheduled outage for refueling and maintenance in the second quarter of 2000. A similar outage did not occur in 1999. The Kewaunee plant was off-line beginning April 22, 2000 and returned to full power on June 2, 2000. During the scheduled outage, nuclear generation was replaced with additional fossil fuel and combustion turbine generation and additional purchased power. Wisconsin Public Service was the operator and 41.2% owner of the Kewaunee plant in 2000. Our consolidated purchased power expense decreased $4.1 million, however, largely due to a 5% decrease in the cost per kilowatt-hour of power purchases made by Wisconsin Public Service in 2000 compared with 1999.

Annual fuel costs at December 31, 2000 were within the 2% fuel window authorized by the Public Service Commission of Wisconsin and, accordingly, no adjustment was made to electric rates for 2000 fuel costs.

### Gas Utility Operations

The gas utility margin at Wisconsin Public Service increased $5.4 million, or 7%, in 2000 due to an increase in throughput volumes.

Winter weather was a factor for Wisconsin Public Service's natural gas operations in 2000. Weather was 8% colder in 2000 than in 1999; however, weather was 2% warmer than normal in 2000. Wisconsin Public Service's natural gas revenues increased $73.0 million, or 38%, as the result of a 43% increase in the average unit cost of natural gas coupled with a 6% increase in overall throughput volumes.

Wisconsin Public Service's natural gas purchase costs increased $67.6 million, or 57%. This increase resulted from a higher average unit cost of natural gas and higher gas volumes purchased of 10%. The higher unit cost of natural gas was reflected in both revenues and gas purchases, thus having little impact on margin.

### Other Electric and Gas Utility Expenses/Income

Utility operating expenses increased $22.3 million. Electric utility operating expenses increased $18.4 million primarily due to costs associated with the scheduled outage and other maintenance activities at the Kewaunee plant.

Higher earnings of $6.2 million on the Kewaunee plant's nuclear decommissioning fund resulted in increased other income at Wisconsin Public Service in 2000. Due to regulatory practices, this higher income was offset by increased depreciation and decommissioning expense. Other income at Wisconsin Public Service also included a gain of $3.8 million on the sale of a combustion turbine which Wisconsin Public Service constructed for another Wisconsin utility. The Public Service Commission of Wisconsin considered this gain in the Wisconsin retail electric rate adjustment which was effective January 1, 2000.

### Nonregulated Operations

WPS Energy Services' net income improved to $1.7 million in 2000 compared with a loss of $3.5 million in 1999. Income at WPS Power Development also improved. WPS Power Development's net income was $0.9 million in 2000 compared with a loss of $3.8 million in 1999.

### Overview of WPS Energy Services

Revenues at WPS Energy Services grew to $955.6 million in 2000 compared with $292.2 million in 1999, an increase of 227%. This increase was the result of additional natural gas and electric sales volumes coupled with a higher unit cost of natural gas. The higher unit cost of gas was also reflected in the cost of sales, thus having little impact on margin. Income increased $5.2 million in 2000 due to a larger increase in electric and gas margins than in the related other operating expenses.

### WPS Energy Services' Margins

The nonregulated gas margin at WPS Energy Services increased $6.7 million largely due to increased sales volumes.

Natural gas revenues at WPS Energy Services more than tripled in 2000 compared with 1999. This increase was due to sales volumes that doubled as the result of additional sales in the wholesale market and general business growth. In addition, a large portion of the increase was due to a higher unit cost of natural gas in 2000.

WPS Energy Services' gas cost of sales tripled due to additional natural gas purchases coupled with a higher unit cost of natural gas.

Electric margins at WPS Energy Services increased $4.2 million in 2000. Electric revenues at WPS Energy Services were $33.8 million in 2000 and $3.4 million in 1999. This increase in revenue resulted from additional electric sales in Pennsylvania and Maine associated with WPS Power Development's assets that were acquired in the second and fourth quarters of 1999. Electric purchases increased $26.2 million due to additional sales volumes.

### WPS Energy Services' Other Expenses

Other operating expenses at WPS Energy Services increased $4.2 million, or 42%, primarily due to greater payroll and other operational costs associated with business expansion.

### Overview of WPS Power Development

Income at WPS Power Development was $0.9 million in 2000 compared with a loss of $3.8 million in 1999. The increase in income was primarily due to a higher margin on operating activities and additional tax credits. Partially offsetting these factors were higher operating and interest expenses.

Tax credits at WPS Power Development increased approximately $16.7 million in 2000. We used these tax credits to the extent the tax law permits to reduce our current federal income tax liability. Approximately $11 million of these tax credits were carried forward from 2000 to reduce our tax liability in subsequent years.

A large portion of the tax credits at WPS Power Development relate to the operations of its synthetic fuel facilities. Production at the synthetic fuel facility was higher than anticipated in 2000, despite the physical relocation of the project from Alabama to Kentucky during 2000. The facility was taken out of operation in April 2000 to prepare for relocation, and WPS Power Development began operation of the facilities in the new location on September 1, 2000.

In addition, WPS Power Development reversed $0.9 million of previously recorded losses in the first quarter of 2000 as a result of an equity contribution to its synthetic fuel project by the minority owner. Prior to this transaction, WPS Power Development had been recording 100% of the operating losses of this project because the minority owner's equity had been reduced to zero; however, it had been allocated only 66.7% of the tax credits. Through an agreement with the minority owner, WPS Power Development received 100% of the tax credits and operating results from the project until the minority owner was able to contribute further capital to fund its share of the operating costs.

**WPS Power Development's Margin**

WPS Power Development experienced an increase of $16.5 million in its margin in 2000. This increase was largely due to the operation of the electric generation facilities acquired in Maine and Canada in the second quarter of 1999 and in Pennsylvania in the fourth quarter of 1999.

**WPS Power Development's Other Expenses**

Other operating expenses at WPS Power Development increased $27.2 million in 2000 due to maintenance and higher production costs at its generation plants in Pennsylvania. Costs associated with the investigation and start-up of new projects at WPS Power Development also increased in 2000. Higher interest expense of $6.3 million in 2000 was largely due to nonrecourse debt put in place to finance the plant acquisitions.

Additional costs at the Sunbury generation plant in Pennsylvania lowered results at WPS Power Development, particularly in the fourth quarter of 2000. This included higher production costs, higher maintenance costs (both planned and accelerated) and increased costs of replacement power while the plant was undergoing maintenance. The decision was made to move some maintenance scheduled in future years into 2000 to coincide with other plant downtime. The accelerated maintenance at the Sunbury plant was intended to enhance availability in 2001 and future years.

**Overview of Holding Company and Other Operations**

Holding company and other operations experienced a loss of $7.9 million in 2000 compared with a loss of $0.4 million in 1999. The increased loss was primarily due to additional interest expense, increased operating expenses, and a cost of $3.8 million for an electric energy contract entered into by WPS Resources in 2000 as a hedge against potential summer energy price spikes.

## BALANCE SHEET 2001 COMPARED WITH 2000

Customer and other receivables decreased $69.8 million and accrued unbilled revenues decreased $27.4 million as the result of milder weather and a substantially lower unit cost of natural gas experienced in December of 2001 compared with December of 2000.

Regulatory assets increased $16.5 million as the result of deferred costs related to compliance with certain Nuclear Regulatory Commission requirements and additional regulatory assets acquired as a result of the Wisconsin Fuel and Light merger, largely related to future environmental remediation costs. Other assets increased $104.7 million largely as a result of the investment in American Transmission Company, goodwill associated with the Wisconsin Fuel and Light merger, and an increase in pension assets.

Now that the old wooden penstock at Upper Peninsula Power's Victoria Hydro has been replaced with a steel unit, Maintenance/Generation Specialist Joe Brown won't get soaked making repairs.



Assets from risk management activities decreased $155.1 million and liabilities from risk management activities decreased $219.6 million largely due to changes in forward prices.

Short-term debt decreased $83.4 million as the result of replacing short-term debt with additional long-term debt at Wisconsin Public Service and common stock equity at WPS Resources. The current portion of long-term debt includes $50.0 million of 7.30% first mortgage bonds at Wisconsin Public Service which mature on October 1, 2002. We currently have no plans to refinance these bonds with long-term debt. Long-term debt increased $67.8 million as the result of additional senior notes issued at Wisconsin Public Service in the third quarter of 2001 and obtaining financing through tax-exempt bonds for WPS Power Development's Westwood plant in the second quarter of 2001.

Regulatory liabilities increased $27.8 million primarily due to the deferral of $11.8 million in pension settlement gains resulting from employees transferring from Wisconsin Public Service to Nuclear Management Company, LLC. Other long-term liabilities increased $47.9 million primarily due to the deferred gain of $38.0 million on the sale of a portion of WPS Power Development's ownership interest in its synthetic fuel operation.

## FINANCIAL CONDITION

### Investments and Financing

Payments for return of capital of $35.0 million were paid by Wisconsin Public Service to WPS Resources in 2001. WPS Resources made equity contributions of $95.0 million to Wisconsin Public Service in 2001. These payments and equity contributions allowed Wisconsin Public Service's average equity capitalization and its capitalization ratio for ratemaking to remain near target levels as established by the Public Service Commission of Wisconsin in its most recent rate order. WPS Resources also contributed $54.8 million of equity to Wisconsin Public Service for the Wisconsin Fuel and Light acquisition.

WPS Resources also made equity contributions of $12.0 million to Upper Peninsula Power Company in 2001. These equity contributions were made to maintain appropriate average common equity ratios. WPS Resources and WPS Power Development made equity contributions of $15.5 million and $9.0 million, respectively, to Sunbury Generation, LLC for expenditures at the Sunbury generation plant.

Cash requirements exceeded internally generated funds by $112.8 million in 2001. Short-term borrowings through commercial paper decreased $104.6 million as the result of issuing additional long-term debt at Wisconsin Public Service and the sale of common stock at WPS Resources in 2001. Our pre-tax interest coverage, including nonrecourse debt, was 2.33 times for the 12 months ended December 31, 2001.

In October 1999, WPS Resources filed a shelf registration with the Securities and Exchange Commission, which allowed the issuance of $400.0 million in the aggregate of public long-term debt and common stock. Long-term debt of $150.0 million was issued in 2000 and common stock of $79.0 million was issued in 2001 under the shelf registration.

Effective January 2001, we began issuing new shares of common stock for our Stock Investment Plan and for certain of our stock-based employee benefit plans. Equity increased by $18.6 million in 2001 as a result of these plans. WPS Resources also repurchased $1.1 million of existing common stock for stock-based compensation plans.

Wisconsin Public Service issued $150.0 million of 6.125% senior notes in the third quarter of 2001, with part of the proceeds used to retire $53.1 million of 8.8% first mortgage bonds. The remainder of the proceeds was used to reduce short-term debt and support working capital requirements. The senior notes are secured by a pledge of first mortgage bonds but become unsecured if Wisconsin Public Service retires all of its outstanding first mortgage bonds.

WPS Resources sold $79.0 million of common stock in the fourth quarter of 2001 resulting in a net increase in common equity of $76.0 million after issuance costs.

In April 2001, the Schuylkill County Industrial Development Authority issued $27.0 million of refunding tax-exempt bonds. WPS Westwood Generation is obligated to repay the refunding bonds. WPS Resources agreed to guaranty WPS Westwood Generation's obligation to provide sufficient funds to pay the refunding bonds and the related obligations and indemnities.



Doreen Dunlap, Stock Clerk in Wisconsin Public Service's Green Bay warehouse carries electrical wire to fill a line electrician's order. Line electricians depend upon stock clerks to provide the material that will keep electricity flowing.

# MANAGEMENT'S DISCUSSION AND ANALYSIS

Wisconsin Public Service makes large investments in capital assets. Net construction expenditures, including nuclear fuel, for Wisconsin Public Service are expected to be approximately $565 million in the aggregate for the 2002 through 2004 period. Larger projects include $60 million for automated meter reading, $27 million for computer software and systems, and $68 million for the start of construction of generation facilities that will continue to be constructed through 2007.

Other capital requirements for Wisconsin Public Service for the three-year period include contributions of $7.8 million to the Kewaunee plant's decommissioning trust fund.

In 2004, the second phase of Wisconsin Public Service's agreement to purchase electricity from the De Pere Energy Center, a gas-fired cogeneration facility, will be accounted for as a capital lease. The De Pere Energy Center lease will be capitalized at approximately $80 million.

Upper Peninsula Power is expected to incur net construction expenditures of about $37 million in the aggregate for the period 2002 through 2004, primarily for electric distribution improvements and repairs at hydro facilities. In addition, Upper Peninsula Power is considering the potential need for construction of a combustion turbine at an estimated cost of $41 million during the 2002 through 2003 timeframe.

Identified capital expenditures for WPS Power Development for 2002 through 2004 include the acquisition of the CH Resources generating facilities for approximately $62 million in 2002, $13 million for handling NOx emissions at the Sunbury facility, and $4.7 million for generation facilities at the Combined Locks Energy Center. Other capital expenditures for WPS Power Development for 2002 through 2004 could be significant depending on its success in pursuing development and acquisition opportunities. When applicable, non-recourse financing will be sought for funding significant portions of these acquisitions.

WPS Resources expects to make capital contributions of up to $92 million to fund construction of our portion of the Wausau to Duluth transmission line which will be transferred to American Transmission Company in exchange for an increase in our equity ownership in American Transmission Company.

**Regulatory**

On December 21, 2000, Wisconsin Public Service received an order from the Public Service Commission of Wisconsin authorizing a 5.4% increase in retail electric rates and a 1.5% increase in retail natural gas rates for 2001 and 2002. A 12.1% return on equity was approved. The new rates were implemented on January 1, 2001.

On April 12, 2001, Wisconsin Public Service filed an application with the Public Service Commission of Wisconsin for additional rate relief in 2002. Wisconsin Public Service requested an $86.8 million, or 16.1%, increase in retail electric rates and a $13.5 million, or 4.5%, increase in retail natural gas rates for 2002. Wisconsin Public Service requested a 12.6% return on equity, with equity constituting 55% of the capital structure. The Public Service Commission of Wisconsin's order, originally expected to be issued in January 2002, has now been delayed until April 2002.

Wisconsin Public Service received an interim rate order on December 19, 2001 and implemented interim rates on January 1, 2002. The order authorized a $55.5 million, or 10.3%, retail electric rate increase and an $11.2 million, or 4.7%, retail natural gas rate increase. Interim rates are based on a 12.1% return on equity, with equity constituting 55% of the capital structure, are subject to refund to the extent interim revenues exceed revenue authorized in the final rate order, and will be in effect until superseded by the final rate order establishing new rates. Wisconsin Public Service anticipates that it will not be required to refund revenues collected under the interim rates.

Upper Peninsula Power intends to submit an application with the Michigan Public Service Commission for rate increases sometime in 2002 and anticipates new rates will be effective in 2003.

**Merger with Wisconsin Fuel and Light Company**

The merger of Wisconsin Fuel and Light Company into Wisconsin Public Service was completed on April 1, 2001. Wisconsin Fuel and Light shareholders received 1.73 shares of WPS Resources' common stock for each share of Wisconsin Fuel and Light's common stock. A total of 1,763,943 shares were issued resulting in a purchase price of $54.8 million based on an average price of $31.0625, the prevailing price at the time of the merger announcement.

Wisconsin Public Service used the purchase method of accounting and recorded $41.9 million of total premium associated with the purchase. Of that total, $36.1 million was recorded as goodwill and $5.8 million after-tax was recorded as an acquisition adjustment included in plant. The acquisition adjustment is expected to be recovered in Wisconsin retail rates over the period 2003 through 2005 as approved by the Public Service Commission of Wisconsin.

### American Transmission Company, LLC

In the first and second quarters of 2001, Wisconsin Public Service and Upper Peninsula Power transferred transmission assets at their net book value to American Transmission Company in exchange for cash and an approximate 15% ownership interest in American Transmission Company.

The Public Service Commission of Wisconsin initiated a generic docket to address the potential recovery of deferred 2000 and 2001 start-up costs and increased transmission operating costs of American Transmission Company by the member Wisconsin utilities including Wisconsin Public Service. Completion of the docket is anticipated in the spring of 2002 and should identify the costs to be recovered and the method for recovery. Wisconsin Public Service began recovering some of these costs, as a result of its interim rate case order, which was implemented January 1, 2002. The interim recovery of these costs is subject to refund should the costs in the final generic docket be less than the costs included in the interim rates.

American Transmission Company implemented new Federal Energy Regulatory Commission tariffs, subject to refund, on January 1, 2001. Settlements related to issues surrounding these tariffs were approved in late 2001. The settlement reduced transmission rates for Wisconsin Public Service by approximately $8 million during the 2001-2005 phase-in period.

On August 17, 2001, the Public Service Commission of Wisconsin approved the construction of a 220-mile 345 kV transmission line from Wausau, Wisconsin to Duluth, Minnesota. The joint project of Wisconsin Public Service and Minnesota Power had received the approval of the Minnesota Public Service Commission in March of 2001. Construction of the line is expected to begin in 2002 with completion in 2005. Our funding obligation of the construction costs is estimated to be between $46 million and $92 million. Our interest in the line will eventually be contributed to American Transmission Company for an increased equity interest in American Transmission Company. We anticipate that our equity interest in American Transmission Company may increase to approximately 25% after completion and contribution of the line.

### Kewaunee Nuclear Plant

On January 1, 2001, Wisconsin Public Service's administrative employees at the Kewaunee plant transferred to Nuclear Management Company, LLC. As a result of these employees leaving the Wisconsin Public Service benefit plans, a curtailment loss of $8.8 million was experienced. Most of the curtailment loss was deferred as a regulatory asset. We recognized settlement gains of $12.8 million in 2001 as a result of these employees and other former employees taking withdrawals from the pension plan during the year. The majority of the settlement gains were recorded as a regulatory liability. Wisconsin Public Service will return the net of settlement gains and curtailment losses to ratepayers in future rates.

The Kewaunee plant's co-owners received approval from the Public Service Commission of Wisconsin to apply deferred accounting treatment beginning March 27, 2001 to the incremental costs associated with compliance with certain Nuclear Regulatory Commission requirements mandating improvements to plant procedures. Wisconsin Public Service received an order to recover the deferred costs subject to review by the Public Service Commission of Wisconsin in a future rate proceeding. Wisconsin Public Service has deferred approximately $10 million as a regulatory asset through December 31, 2001.

On September 24, 2001, Wisconsin Public Service acquired Madison Gas and Electric's 17.8% interest in the Kewaunee plant for $17.5 million. This acquisition increased Wisconsin Public Service's ownership interest in the Kewaunee plant to 59%.

### Security

On December 19, 2001, the Public Service Commission of Wisconsin authorized Wisconsin Public Service to defer additional costs incurred with regard to increased security measures at Kewaunee and other facilities. The deferred security costs will be addressed in Wisconsin Public Service's rate proceeding to be filed in 2002 for 2003 rate relief.

### Wisconsin River Power Company

Wisconsin Public Service's ownership interest in Wisconsin River Power Company decreased to 50% effective December 31, 2001 as the result of the sale of a portion of its ownership interest to Wisconsin Power and Light Company.

### Acquisition of Generation Facilities

On September 10, 2001, Mid-American Power, LLC, a joint venture of WPS Power Development and Burns & McDonnell, announced a plan for construction of an additional 200 megawatts of electrical capacity at the existing 53-megawatt Stoneman power plant in Cassville, Wisconsin. Construction is expected to begin in 2003 with completion by the first quarter of 2006.

We expect the Combined Locks Energy Center, a cogeneration project owned by WPS Power Development and located at the Appleton Coated paper mill in Combined Locks, Wisconsin, to begin full operation by May 1, 2002. WPS Energy Services will market the electric energy produced by the facility in the wholesale electric marketplace. Construction is underway to install a heat recovery steam generator which will complete the cogeneration aspect of the project.

In December 2001, WPS Power Development reached an agreement to purchase the stock of CH Resources, Inc., which owns three power plants and other assets. The approximate $62 million transaction is subject to regulatory approvals and is expected to close in the second quarter of 2002. WPS Resources is expected to issue short-term debt in order to provide equity funding to WPS Power Development for this acquisition.

**ECO Coal Pelletization #12, LLC Operations**

In November 2001, WPS Power Development, through its subsidiary ECO Coal Pelletization #12, LLC, entered into a transaction with a subsidiary of a public company resulting in ECO #12 contributing its synthetic fuel producing machinery to a newly-formed entity in exchange for cash and a one-third ownership interest in the newly-formed entity.

The transaction generated a pre-tax gain of $40.1 million of which $38.0 million has been deferred as of December 31, 2001 as a result of certain rights of rescission and written puts being granted to the buyer. As these rights of rescission expire and the amount of the put options granted to the buyer diminishes, WPS Power Development will recognize the deferred gain on the transaction.

Concurrent with the partial sale of this project, WPS Power Development bought out the interest of its previous partner in the ECO #12 project. The actual payments to this former partner are contingent upon the same provisions referred to above. As a result, on December 31, 2001, $21.3 million was held in escrow, which will be released proportionately as the respective rescission rights and put options expire.

**Sunbury Generation, LLC**

WPS Power Development acquired the Sunbury generation plant in November of 1999. As a result of both market conditions and issues related to the physical performance of the plant, the project to date has not met management's projected near-term financial performance levels. Due to this lower level of performance, WPS Resources and WPS Power Development contributed additional capital into the project to fund operating expenses and capital expenditures and to ensure that the project complies with its project financing debt covenants. In 2001, capital contributions amounted to $24.5 million. Projections going forward indicate that Sunbury will produce adequate cash flows for its operation, with capital contributions being required for capital expenditures. In 2002, capital contributions will be required primarily to fund a project to reduce NOx emissions from the plant. Those expenditures are estimated to be approximately $13 million and were anticipated when the plant was acquired.

## TRENDS

**Critical Accounting Policies**

We prepare our financial statements in conformity with accounting principles generally accepted in the United States. Judgments and uncertainties about the application of these accounting policies along with estimates and other assumptions may affect reported results. We consolidate the financial statements of all majority-owned subsidiaries. All significant intercompany transactions are eliminated.

Wisconsin Public Service and Upper Peninsula Power follow Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," and their financial statements reflect the effects of the different ratemaking principles followed by the various jurisdictions regulating each utility. For Wisconsin Public Service, these include the Public Service Commission of Wisconsin, 90% of revenues; the Michigan Public Service Commission, 2% of revenues; and the Federal Energy Regulatory Commission, 8% of revenues.

Although unlikely, should Wisconsin Public Service or Upper Peninsula Power no longer meet the criteria for applying Statement No. 71, we would discontinue its application as defined under Statement No. 101, "Regulated Enterprises - Accounting for the Discontinuation of Application

Marshall Groleau, Building Service Mechanic for Wisconsin Public Service in Green Bay, Wisconsin, uses proper safety equipment as he uses a grinder. We instruct our employees in safe work methods and furnish protective equipment, but safety really rests with the employee. Marshall knows that and makes it part of his everyday routine.



of FASB Statement No. 71." Assets and liabilities recognized solely due to the actions of rate regulation would no longer be recognized on the balance sheet and would be classified as an extraordinary item in income for the period in which the discontinuation occurs.

We accrue estimated amounts for services rendered but not yet billed. We reserve an estimate for potential uncollectible customer accounts based on historical uncollectible experience and specific customer identification where practical.

WPS Energy Services follows the requirements of Emerging Issues Task Force Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." WPS Energy Services uses derivative financial and commodity instruments to reduce market risk associated with changing prices of natural gas and electricity sold at firm prices to its customers. WPS Energy Services also uses derivatives to manage market risk associated with anticipated energy purchases as well as trading activities. Derivatives may include futures and forward contracts, price swap agreements, and call and put options. Accordingly under Issue No. 98-10, WPS Energy Services marks its energy trading contracts to fair value on the balance sheet, and recognizes changes in market value in earnings.

### Impact of New Accounting Standards

We adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. This statement requires derivative instruments to be recorded at their fair value as assets or liabilities on the balance sheet. Changes in the derivative's fair value are to be recognized currently in earnings unless specific hedge accounting criteria are met.

We concluded that the majority of contracts at our utility subsidiaries and at WPS Power Development for the purchase, sale, and storage of natural gas, electricity, coal, and nuclear fuel do not meet the definition of a derivative as defined under Statement No. 133 and, therefore, are not subject to the accounting requirements of Statement No. 133. Wisconsin Public Service entered into a limited number of commodity contracts that meet the definition of a derivative. We believe that any gains or losses resulting from the settlement of these contracts will be collected from, or refunded to, retail customers. Derivative assets and liabilities that are recorded as a result of these derivative contracts are offset with corresponding regulatory assets and liabilities. At January 1, 2001, Wisconsin Public Service recorded a derivative asset and an offsetting regulatory liability of approximately $17 million. The cumulative effect on income was not significant.

WPS Energy Services uses derivative financial and commodity instruments to reduce market risk associated with changing prices of natural gas and electricity sold to customers at firm prices. WPS Energy Services also uses derivatives to manage market risk associated with anticipated energy purchases as well as trading activities. WPS Energy Services concluded that its energy contracts were trading contracts and, therefore, applies Emerging Issues Task Force Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." Accordingly, WPS Energy Services recorded its energy contracts at fair value on the balance sheet, with changes in fair value recognized in earnings. Because WPS Energy Services marks its energy trading contracts to market in accordance with Issue 98-10 and does not anticipate designating any derivative contracts as hedges for accounting purposes, the adoption of Statement No. 133 did not have a material impact at WPS Energy Services.

We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. The financial statement impact of adapting Standard No. 142 was immaterial. In accordance with the requirements of this statement, we ceased amortizing the goodwill associated with the Wisconsin Fuel and Light merger at January 1, 2002, and prepared a preliminary evaluation of the fair market value of the gas utility business segment to assess the potential impairment of the goodwill balance. Based on the estimated fair value, an impairment charge was not required.

### Liquidity

WPS Resources normally uses internally generated funds and commercial paper borrowing to satisfy most of its capital requirements. We may periodically issue long-term debt and



"Service with a smile" is Julie Tilkens' motto as she goes about her Corporate Ambassador duties. Everyone knows Julie. Her greeting and welcome is the first received by visitors to WPS Resources' corporate office.

common stock to reduce short-term debt, maintain desired capitalization ratios, and fund future growth. We seek non-recourse financing for funding some nonregulated acquisitions. WPS Resources' commercial paper borrowing program provides for working capital requirements of the nonregulated businesses and Upper Peninsula Power. The specific forms of financing, amounts, and timing depend on the availability of projects, market conditions, and other factors.

The current credit ratings for WPS Resources and Wisconsin Public Service are listed in the table below:

| *Credit Ratings* | *Standard & Poor's* | *Moody's* |
|---|---|---|
| WPS Resources Corporation | | |
| Senior unsecured debt | A+ | Aa3 |
| Commercial paper | A-1 | P-1 |
| Trust preferred securities | A- | A1 |
| Wisconsin Public Service Corporation | | |
| Bonds | AA- | Aa1 |
| Preferred stock | A | A1 |
| Commercial paper | A-1+ | P-1 |

These ratings are among the best in the energy industry and have allowed us to access commercial paper and long-term debt markets on favorable terms.

Rating agencies use a number of both quantitative and qualitative measures in determining a company's credit rating. These measures include business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength, and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative ones are more subjective.

The recapture of its operating and capital costs through ratemaking mechanisms such as the electric fuel window, purchased gas adjustment clause, and frequent rate adjustments based on projected test years have a positive impact on Wisconsin Public Service's liquidity.

WPS Resources and Wisconsin Public Service maintain separate commercial paper borrowing programs in compliance with the Public Service Commission of Wisconsin's directives. Factors affecting the commercial paper credit ratings at both WPS Resources and Wisconsin Public Service include the overall credit strength for the company, the ratings on its long-term debt, the amount of its short-term debt, and the amount and quality of the bank facilities backing up its commercial paper borrowing. If the company's long-term debt rating were to fall below a rating of A+/A-1, the potential exists for a downgrade in its commercial paper rating.

WPS Resources holds credit lines to back 100% of its commercial paper borrowing and letters of credit. Included in the credit lines of WPS Resources, and also of Wisconsin Public Service, are credit lines of $10 million and $15 million, respectively, that require both companies to maintain a commercial paper rating of A-1/P-1. A decrease in ratings below that level could adversely affect the company by increasing the interest rates at which it can borrow, restricting its ability to obtain lines and letters of credit, and potentially limiting the availability of funds to the company in the commercial paper market. A restriction in the company's ability to use commercial paper borrowing for its working capital needs could require it to secure funds through bank loans resulting in higher interest expense and delayed availability of funds.

WPS Energy Services maintains underlying agreements to support its electric and gas trading operations. In the event of a deterioration of WPS Resources' credit rating, most of these agreements allow the counter-party to demand additional assurance of payment. This provision could pertain to existing business, new business, or both with the counter-party. The additional assurance requirements could be met with letters of credit, surety bonds, or cash deposits and would likely result in WPS Resources being required to maintain increased bank lines of credit, incur additional expenses, and could restrict the amount of business WPS Energy Services can conduct.

WPS Energy Services uses the NYMEX and over-the-counter financial markets to hedge its exposure to physical customer obligations. These hedges are closely correlated to the customer contracts, but price movements on the hedge contracts may require financial backing. Certain movements in price for contracts through the NYMEX exchange require posting of cash deposits equal to the market move. For the over-the-counter market, the underlying contract may allow the counter-party to require additional collateral to cover the increased obligation. Market price changes could cause significant near-term cash requirements to support the business. Increased requirements related to market price changes should only result in a temporary liquidity need that will unwind as the sales contracts are fulfilled.

WPS Power Development has some projects which are partially funded by non-recourse debt. These debt obligations have certain debt coverage covenants related to liquidity that must be met. Factors that can impact liquidity at these projects are overall electric market conditions, the physical availability of the project to meet contractual requirements, the cost and availability of required inputs to production, and the level of operating and maintenance costs. If any of these projects should fall below the required debt coverage levels, WPS Resources can either contribute additional equity or, if market conditions are such that the project is no longer considered viable, abandon the project.

**Contractual Obligations and Commercial Commitments**

The following tables summarize the contractual obligations and commercial commitments of WPS Resources, including its subsidiaries.

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| ***Contractual Obligations** (Millions)* | Total | Less than 1 year | 1 to 3 years | 4 to 5 years | After 5 years |
| Long-term debt principal and interest payments | $1,173.2 | $102.7 | $230.3 | $ 86.9 | $753.3 |
| Minimum capital lease obligations | 124.7 | 5.2 | 16.9 | 12.3 | 90.3 |
| Operating leases | 4.9 | 2.7 | 1.9 | 0.2 | 0.1 |
| Unconditional purchase obligations | 1,228.2 | 694.9 | 444.3 | 28.2 | 60.8 |
| Total contractual cash obligations | $2,531.0 | $805.5 | $693.4 | $127.6 | $904.5 |

Long-term debt principal and interest payments represent bonds, notes, and loans held by WPS Resources and its subsidiaries. We record all principal obligations on the balance sheet.

Wisconsin Public Service records minimum capital lease obligations on its balance sheet at net present value. The above table represents the total future obligation.

Unconditional purchase obligations represent energy supply contracts at WPS Energy Services and certain commodity purchase contracts at Wisconsin Public Service and WPS Power Development. The energy supply contracts at WPS Energy Services have offsetting energy sale contracts. Wisconsin Public Service expects to recover the costs of its contracts in future customer rates.

| | Amount of Commitment Expiration Per Period | | | | |
|---|---|---|---|---|---|
| ***Other Commercial Commitments** (Millions)* | Total Amounts Committed | Less than 1 year | 1 to 3 years | 4 to 5 years | Over 5 years |
| Lines of credit | $133.3 | $60.0 | $73.3 | $ – | $ – |
| Standby letters of credit | 18.4 | 18.3 | 0.1 | – | – |
| Guaranties | 4.5 | 4.5 | – | – | – |
| Total commercial commitments | $156.2 | $82.8 | $73.4 | $ – | $ – |

The WPS Resources Board of Directors has authorized management to issue corporate guaranties in the aggregate amount of up to $500 million to support the business operations of WPS Energy Services which are not reflected in the table above. WPS Resources primarily issues the guaranties to counter-parties in the wholesale electric and natural gas marketplace to meet the counter-parties' requirements and permit WPS Energy Services to operate within these markets. The authorized amount of the guaranties is in excess of the amount of obligations actually backed by the WPS Resources guaranties. The amount supported is dependent on the amount of outstanding business WPS Energy Services has with the counter-parties holding the guaranties at any point in time. WPS Resources reflects WPS Energy Services' obligations supported by these parental guaranties on its consolidated balance sheet either as accounts payable or liabilities from risk management activities.

The WPS Resources Board of Directors has authorized corporate guaranties as needed to support certain specific business operations of WPS Power Development. WPS Resources has issued approximately $130 million in guaranties which are not reflected in the table above. WPS Resources issues the guaranties for indemnification obligations related to business purchase agreements, borrowings, and counter-parties in the wholesale electric marketplace to meet their credit requirements and permit WPS Power Development to operate within these markets. The authorized amount of the guaranties is in excess of the amount of obligations actually backed by WPS Resources' guaranties. The amount supported is dependent on the amount of the outstanding obligation that WPS Power Development has with the parties holding the guaranties at any point in time. The guaranties are required to support WPS Power Development in its normal operations of energy production and the sale of electricity. WPS Resources reflects WPS Power Development's obligations supported by these parental guaranties on its consolidated balance sheets or in the footnotes to its financial statements.

Since May 2000, WPS Resources has provided limited financial support and energy supply services to a third party, Quest Energy, LLC, a Michigan limited liability company. Quest is a retail electricity marketing entity, doing business as a registered Alternative Electric Supplier in the State of Michigan. Financial support is in the form of an interest-bearing note with an initial maturity date of May 2005, secured by the assets of Quest. On December 31, 2001, the loan amount remaining was $1.0 million. The note contains certain restrictions on Quest's ability to enter into additional debt instruments. WPS Resources also provides corporate guaranties on behalf of Quest that are not included in its consolidated financial statements. Guaranties have been made to Quest's transmission providers in the amount of $4.5 million. These guaranties assure Quest's ability to pay for the transmission services it purchases from these entities. These guaranties are reflected in the table on the previous page.

WPS Energy Services provides substantially all of the electric energy supply to Quest on a wholesale basis without requiring the credit assurances required of other wholesale customers. WPS Energy Services exercises its right to evaluate Quest's sales portfolio to verify the portfolio's ability to generate the revenues necessary to pay for purchased wholesale supply. WPS Energy Services further provides computational infrastructure and support services related to the daily operational activities of Quest. At year-end, Quest was current in its payables to WPS Energy Services. On occasion, however, payments from Quest have been late and WPS Energy Services imposes payment penalties on these late payments.

**Trading Activities**

WPS Energy Services measures the fair value of contracts, including NYMEX exchange and over-the-counter contracts, natural gas options, natural gas and electric power physical fixed price contracts, basis contracts, and related financial instruments on a mark-to-market basis using risk management systems. The primary input for natural gas pricing is the settled forward price curve of the NYMEX exchange which includes spreads, contracts, and options. Basis pricing is derived from published indices (*Gas Daily, Natural Gas Intelligence*, and *Inside FERC*) and well-documented broker quotes. WPS Energy Services bases electric prices on published indices and well-documented broker quotes. Because the majority of the contracts have a term of less than 36 months, the forward curves have a reasonable degree of liquidity and WPS Energy Services does not determine any forward price curves internally. Low tolerance for price risk causes WPS Energy Services to use financial instruments to hedge substantially all its positions and, therefore, changes in the primary variable, which is the forward price curves, has little impact on the net fair value of the contracts as marked-to-market. An outside company with an established practice in energy risk evaluation verified the electric mark-to-market position at December 31, 2001 due to the large increase in new business and the introduction of new electric risk management software. The results of its independent calculation were consistent with those generated by WPS Energy Services.

| ***WPS Energy Services, Inc. Mark-to-Market Roll Forward*** *(Millions)* | Natural Gas | Electric | Total |
|---|---|---|---|
| Fair value of contracts January 1, 2001 | $ 7.3 | $0.3 | $ 7.6 |
| Less contracts realized or settled during period | 2.2 | 0.3 | 2.5 |
| Plus fair value of new contracts entered into during period and other changes in fair value | 8.7 | 6.3 | 15.0 |
| Fair value of contracts outstanding at December 31, 2001 | $13.8 | $6.3 | $20.1 |

The fair value of contracts at January 1, 2001 and December 31, 2001, reflect the values reported on the balance sheet for net mark-to-market assets as of those dates. Contracts realized or settled include the value of contracts in existence at January 1, 2001 that were no longer in the net mark-to-market assets as of December 31, 2001. Mark-to-market gains and losses related to contracts that are still included in WPS Energy Services' portfolio at December 31, 2001, are included in the fair value of new contracts entered

Meter Reader James Jansen enjoys being outdoors whatever the weather might be. Reading meters for Wisconsin Public Service allows him to spend most of his time in the great outdoors.



into during the period. These amounts represent the mark-to-market gain or loss at the inception of these contracts. There were, in many cases, offsetting positions entered into and settled during the period resulting in gains or losses being realized during the current year. The gains or losses from these offsetting positions are not reflected in the table on the previous page.

Although WPS Energy Services strives to maintain a balanced book of back-to-back transactions, due to systems limitations, any ineffectiveness in hedging activity for 2001 has been included under "fair value of new contracts entered into during period" in the table on the previous page.

***WPS Energy Services, Inc.***
***Contract Aging at Fair Value***

| Source of Fair Value (Millions) | Maturity less than 1 year | Maturity 1 to 3 years | Maturity 4 to 5 years | Maturity in excess of 5 years | Total fair value |
|---|---|---|---|---|---|
| Prices actively quoted | $12.0 | $(0.8) | $ – | $ – | $11.2 |
| Prices provided by external sources | 0.2 | (0.1) | – | – | 0.1 |
| Prices based on models and other valuation methods | 3.0 | 4.5 | 1.3 | – | 8.8 |
| Total fair value | $15.2 | $ 3.6 | $1.3 | $ – | $20.1 |

Prices actively quoted includes NYMEX and over-the-counter contracts. Prices provided by external sources includes basis swaps. Prices based on models and other valuation methods include retail natural gas and electric contracts due to the volume optionality that exists in those contracts. We derive from active quotes, or external sources provide, pricing, the most significant variable in the mark-to-market calculation, for all contracts in the above table.

### Related Party Transactions

We do not have material related party transactions nor other relationships which would allow us to negotiate terms of material transactions on less than an arm's-length basis.

### Electric Utility Restructuring - Wisconsin

Electric reliability continues to be the primary issue for the Public Service Commission of Wisconsin. Industry restructuring and retail generation open access remain secondary issues in the state.

The Public Service Commission of Wisconsin is evaluating proposals regarding future construction and ownership of generation facilities in the state. The Public Service Commission of Wisconsin authorized Wisconsin Electric Power Company to proceed with its planning for generation construction. On February 1, 2002, Wisconsin Electric Power applied for Certificates of Public Convenience and Necessity for its generation construction proposals. This application is being reviewed, however, and further approval is required in order for Wisconsin Electric Power to proceed.

### Electric Utility Restructuring - Michigan

In June 2000, a law was enacted which provides Michigan retail electric customers the right to choose their generation supplier by January 1, 2002. Wisconsin Public Service and Upper Peninsula Power, along with other Michigan Electric and Gas Association members, jointly developed and filed open access tariffs and business practices with the Michigan Public Service Commission prior to January 1, 2002.

### Gas Utility Restructuring - Wisconsin

In its 2001-2002 Wisconsin retail rate application, Wisconsin Public Service proposed to facilitate customer choice of natural gas suppliers through the use of its new automated meter reading system. The proposal was approved by the Public Service Commission of Wisconsin and provided customer choice of gas suppliers for large commercial customers beginning on November 1, 2001. Customer choice will be offered to additional commercial customers beginning on November 1, 2002. This program will be expanded to all customers as the automated meter reading system is installed system-wide.

### Gas Utility Restructuring - Michigan

Most of Michigan's largest gas customers are allowed to choose their natural gas commodity supplier. The smaller Michigan natural gas utilities, including Wisconsin Public Service, are to propose a customer choice program for all customer classes when it is in the best interests of each utility and its customers. Wisconsin Public Service intends to provide customer choice to its Michigan customers following the implementation of its automated meter reading system in that state.

**Environmental**

Wisconsin Public Service estimates future undiscounted investigation and cleanup costs of 10 former manufactured gas sites to be in the range of $43 million to $50 million. We may adjust these estimates in the future contingent upon remedial technology, regulatory requirements, and the assessment of environmental damages.

Wisconsin Public Service currently has a $43.4 million liability recorded for gas plant cleanup with an offsetting regulatory asset (deferred charge). We expect to recover cleanup costs net of insurance recoveries in future customer rates. We will not recover carrying costs associated with the cleanup expenditures. Wisconsin Public Service has received $12.7 million in insurance recoveries which have been recorded as a reduction in the regulatory asset.

The State of Wisconsin developed a nitrogen oxide reduction plan for all utilities in the ozone non-attainment area established by the United States Environmental Protection Agency in southern Wisconsin. The nitrogen oxide reductions begin in 2003, and the requirements are gradually increased through 2007. This reduction plan affects Edgewater Unit 4. Wisconsin Public Service owns 31.8% of this unit. A compliance plan for Edgewater Unit 4 was initiated in 2000. The plan includes a combination of combustion optimization and emission trading at a potential cost to Wisconsin Public Service of approximately $5 million. The State of Wisconsin is also seeking voluntary reductions from units outside the ozone non-attainment area which may lead to additional expenditures for nitrogen oxide reductions at other units. Wisconsin Public Service is participating in voluntary efforts to reduce nitrogen oxide levels at the Columbia Energy Center. Wisconsin Public Service owns 31.8% of Columbia. The Public Service Commission of Wisconsin has approved recovery of the costs associated with nitrogen oxide compliance.

The Wisconsin Department of Natural Resources initiated a rulemaking effort aimed at the control of mercury emissions. Coal-fired generation plants are the primary target of this effort. The proposed rule was open to comment in October 2001. A final rule could be issued in the spring of 2002. As proposed, the rule requires phased in mercury emission reductions reaching 90% reduction in 15 years. Wisconsin Public Service estimates that it could cost $105 million per year for it to achieve the 90% reduction.

Early compliance with the Federal Clean Air Act has generated surplus sulfur dioxide allowances at Wisconsin Public Service. Wisconsin Public Service has sold and will continue to consider the sale of any allowances in excess of its own needs. The Public Service Commission of Wisconsin has ordered that profits from the sale of allowances be passed on to Wisconsin Public Service's customers.

WPS Power Development acquired emission allowances as a result of the purchase of the Sunbury plant in 1999 and the Westwood plant in 2000. The costs assigned to these allowances are charged to expense as the allowances are used. The Sunbury plant also purchases incremental emission allowances on the open market to comply with air regulations. WPS Power Development is installing additional technology in order to comply with the 2003 nitrogen oxide standards. Expenditures for this technology could be significant.

**Asset Management Strategy**

In December 2001, Wisconsin Public Service sold 5,740 acres of land on the Peshtigo River in northeastern Wisconsin to the Wisconsin Department of Natural Resources for $13.5 million. This sale was the first significant transaction in a five to seven-year asset management strategy we adopted in 2001. The agreement with the Department of Natural Resources includes two options, one exercisable in 2003 and the other in 2004, whereby the Department may acquire, at less than fair value, approximately 5,000 additional acres for $11.5 million if both options are exercised. The value associated with the difference between the option price and the fair value will be treated as a charitable contribution.

## IMPACT OF INFLATION

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States and report operating results in terms of historic cost. The statements provide a reasonable, objective, and quantifiable statement of financial results; but they do not evaluate the

A plant employee positions some of the thousands of tons of low-sulphur coal that arrives by rail every day at the Weston plant from western mines.



impact of inflation. Under rate treatment prescribed by utility regulatory commissions, Wisconsin Public Service's and Upper Peninsula Power's projected operating costs are recoverable in revenues. Because rate forecasting assumes inflation, most of the inflationary effects on normal operating costs are recoverable in rates. However, in these forecasts, Wisconsin Public Service and Upper Peninsula Power are only allowed to recover the historic cost of plant via depreciation.

## QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

### Market Risks

WPS Resources has potential market risk exposure for instruments entered into for trading purposes related to commodity price risk and for instruments entered into for purposes other than trading related to interest rate risk, equity return and principal preservation risk, and commodity price risk. There currently is no material exposure due to foreign currency exchange rate risk. WPS Resources has risk management policies in place to monitor and assist in controlling these market risks and may use derivative and other instruments to manage some of these exposures.

### Interest Rate Risk

WPS Resources is exposed to interest rate risk resulting from its variable rate long-term debt and short-term commercial paper borrowing. Exposure to interest rate risk is managed by limiting the amount of variable rate obligations and continually monitoring the effects of market changes in interest rates. WPS Resources enters into long-term fixed rate debt when it is advantageous to do so. The company may also enter into derivative financial instruments, such as swaps, to mitigate interest rate exposure. At December 31, 2001, WPS Resources utilized one interest rate swap to fix the interest rate on a variable rate loan at one of its nonregulated subsidiaries.

Based on WPS Resources variable rate debt outstanding at December 31, 2001, a hypothetical increase in market interest rates of 100 basis points in 2002 would increase annual interest expense by approximately $0.6 million. Comparatively, based on WPS Resources variable rate debt outstanding at December 31, 2000, an increase in interest rates of 100 basis points would have increased interest expense in 2001 by approximately $1.8 million. These hypothetical changes are based on certain simplifying assumptions, including a constant level of variable rate debt during the period and an immediate increase in the level of interest rates with no other subsequent changes for the remainder of the period. In the event of a significant change in interest rates, management would take action to mitigate the company's exposure to the change.

### Commodity Price Risk

WPS Resources is exposed to commodity price risk resulting from the impact of market fluctuations in the price of certain commodities, including but not limited to electricity, natural gas, coal, fuel oil, and uranium, which are used and/or sold by our subsidiaries in the normal course of their business. We employ established policies and procedures to reduce the market risk associated with changing commodity prices, including using various types of commodity and derivative instruments.

WPS Resources' exposure to commodity price risk in its utility business is significantly mitigated by the current ratemaking process for the recovery of its electric fuel and purchased energy costs as well as its cost of natural gas purchased for resale. Therefore, the below value-at-risk amounts do not include measures for WPS Resources' regulated utilities. To further manage commodity price risk, our regulated utilities enter into contracts of various duration for the purchase and/or sale of natural gas, fuel for electric generation, and electricity.

WPS Power Development also uses purchase and/or sale contracts for electric fuel and electricity to help manage its commodity price risk. For purposes of risk management disclosure, all of WPS Power Development's activities are classified as non-trading.

WPS Energy Services uses derivative financial and commodity instruments to reduce market risk associated with the changing prices of natural gas and electricity sold at firm prices to customers. WPS Energy Services also utilizes these instruments to manage market risk associated with anticipated energy purchases, as well as trading activities. For purposes of risk management disclosure, all of WPS Energy Services' activities, including all of its energy commodity purchase and sale contracts and its gas in storage inventory, are classified as trading. WPS Energy Services, therefore, follows mark-to-market accounting as required by Emerging Issues Task Force Issue No. 98-10.

**Value-at-Risk**

To measure commodity price risk exposure, WPS Resources performs a value-at-risk (VaR) analysis of its exposures.

VaR is used to describe a probabilistic approach to quantifying the exposure to market risk. The VaR amount represents an estimate of the potential change in fair value that could occur from adverse changes in market factors, within a given confidence level, if an instrument or portfolio is held for a specified time period. VaR models are relatively sophisticated. However, the quantitative risk information is limited by the parameters established in creating the model. The instruments being used may have features that may trigger a potential loss in excess of the calculated amount if the changes in the underlying commodity price exceed the confidence level of the model used. VaR is not necessarily indicative of actual results which may occur.

At WPS Resources, VaR is estimated using a delta-normal approximation based on a one-day holding period and a 95% confidence level. The delta-normal approximation is based on the assumption that changes in the value of the portfolio over short time periods, such as one day, are normally distributed. It does not take into account higher order risk exposures, so it may not provide a good approximation of the risk in a portfolio with substantial option positions. We utilized a delta-normal approximation because our portfolio has limited exposure to optionality. Our VaR calculation includes derivative financial and commodity instruments, such as forwards, futures, swaps, and options as well as commodities held in inventory, such as natural gas held in storage to the extent such positions are significant.

Our VaR amount for trading activities was calculated to be $0.5 million at December 31, 2001 compared with $0.4 million at December 31, 2000. Our VaR amount for non-trading activities was calculated to be $3.2 million at December 31, 2001 compared with $4.4 million at December 31, 2000. A significant portion of the VaR amount related to non-trading activities is mitigated by WPS Power Development's generating capabilities, which are excluded from the VaR calculation as required by the Securities and Exchange Commission rules.

For the year ended December 31, 2001, the average, high, and low VaR amounts for trading activities were $0.4 million, $0.6 million, and $0.2 million, respectively. The same amounts for the year ended December 31, 2000 were $0.3 million, $0.4 million, and $0.2 million. For the year ended December 31, 2001 the average, high, and low VaR amounts for non-trading activities were $3.0 million, $4.4 million, and $1.4 million, respectively. The same amounts for the year ended December 31, 2000 were $2.2 million, $4.4 million, and $1.1 million. The average, high, and low amounts were computed using the VaR amounts at the beginning of the reporting period and the four quarter-end amounts.

**Equity Return and Principal Preservation Risk**

WPS Resources currently funds its liabilities related to employee benefits and nuclear decommissioning through various external trust funds. These funds are managed by various investment managers and hold investments in debt and equity securities. Changes in the market value of these investments can have an impact on the future expenses related to these liabilities. The pension liability is adequately funded and under normal market conditions future required contributions to the plan are unlikely. Changes in the market value of investments related to other employee benefits or nuclear decommissioning could impact future contributions. WPS Resources monitors the trust fund portfolios by benchmarking the performance of the investments against certain security indices. All decommissioning costs and most of the employee benefit costs relate to WPS Resources' regulated utilities. As such, the majority of these costs are recovered in customers' rates, mitigating the equity return and principal preservation risk on these exposures.

**Foreign Currency Exchange Rate Risk**

We are exposed to foreign currency exchange rate risk primarily through the purchase and sale of gas in Canada by one of our nonregulated subsidiaries. This risk to WPS Resources at December 31, 2001 is immaterial.

Curt Bradley, Line Electrician in Green Bay, installs flex conduit in the downtown Green Bay duct system for Wisconsin Public Service and doesn't mind getting dirty in the process.



# CONSOLIDATED STATEMENTS OF INCOME

| *Year Ended December 31 (Millions, except per share data)* | [illegible] | 2000 | 1999 |
|---|---|---|---|
| Nonregulated revenue | [illegible] | $1,060.7 | $ 324.5 |
| Utility revenue | [illegible] | 888.3 | 774.0 |
| **Total revenues** | [illegible] | 1,949.0 | 1,098.5 |
| Nonregulated cost of fuel, gas, and purchased power | [illegible] | 1,014.3 | 301.5 |
| Utility cost of fuel, gas, and purchased power | [illegible] | 379.3 | 306.3 |
| Operating and maintenance expense | [illegible] | 311.5 | 255.5 |
| Depreciation and decommissioning expense | [illegible] | 99.9 | 83.7 |
| Taxes other than income | [illegible] | 33.8 | 31.8 |
| **Operating income** | [illegible] | 110.2 | 119.7 |
| Miscellaneous income | [illegible] | 20.2 | 8.9 |
| Interest expense | [illegible] | (50.8) | (32.7) |
| Distributions - preferred securities of subsidiary trust | [illegible] | (3.5) | (3.5) |
| **Other income (expense)** | [illegible] | (34.1) | (27.3) |
| Income before taxes | [illegible] | 76.1 | 92.4 |
| Provision for income taxes | [illegible] | 6.0 | 29.7 |
| **Net income before preferred dividends** | [illegible] | 70.1 | 62.7 |
| Preferred stock dividends of subsidiary | [illegible] | 3.1 | 3.1 |
| **Income available for common shareholders** | [illegible] | $ 67.0 | $ 59.6 |
| **Average shares of common stock** | [illegible] | 26.5 | 26.6 |
| **Earnings per common share** | | | |
| Basic | [illegible] | $2.53 | $2.24 |
| Diluted | [illegible] | $2.53 | $2.24 |
| **Dividends per common share** | [illegible] | $2.04 | $2.00 |

*The accompanying notes to WPS Resources Corporation consolidated financial statements are an integral part of these statements.*



Terry Jensky, Vice President - Operations, and Mark Maurer, Production Manager, discuss the operations of WPS Power Development's facilities in Maine, Pennsylvania, Kentucky, and Wisconsin. Terry, who joined WPS Power Development this year, brought a great deal of power plant management experience with him.

# CONSOLIDATED BALANCE SHEETS

| *At December 31 (Millions)* | [illegible] | 2000 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | [illegible] | $ 12.8 |
| Restricted funds | [illegible] | - |
| Accounts receivable - net of reserves of $5.0 and $4.2, respectively | [illegible] | 317.8 |
| Accrued unbilled revenues | [illegible] | 83.9 |
| Inventories | [illegible] | 84.1 |
| Assets from risk management activities | [illegible] | 642.5 |
| Other current assets | [illegible] | 60.1 |
| **Current assets** | [illegible] | 1,201.2 |
| Property, plant, and equipment, net | [illegible] | 1,350.8 |
| Regulatory assets | [illegible] | 74.5 |
| Other | [illegible] | 189.6 |
| **Total assets** | [illegible] | $2,816.1 |
| **Liabilities and Shareholders' Equity** | | |
| Short-term debt | [illegible] | $ 129.6 |
| Current portion of long-term debt | [illegible] | 8.3 |
| Accounts payable | [illegible] | 334.3 |
| Liabilities from risk management activities | [illegible] | 659.5 |
| Other current liabilities | [illegible] | 50.9 |
| **Current liabilities** | [illegible] | 1,182.6 |
| Long-term debt | [illegible] | 660.0 |
| Deferred income taxes | [illegible] | 100.4 |
| Deferred investment tax credits | [illegible] | 24.0 |
| Regulatory liabilities | [illegible] | 50.6 |
| Environmental remediation liabilities | [illegible] | 38.9 |
| Benefit obligations | [illegible] | 47.3 |
| Other | [illegible] | 63.1 |
| **Long-term liabilities** | [illegible] | 984.3 |
| Company-obligated mandatorily redeemable trust preferred securities of subsidiary trust holding solely WPS Resources 7.00% subordinated debentures | [illegible] | 50.0 |
| Preferred stock of subsidiary with no mandatory redemption | [illegible] | 51.1 |
| Common stock equity | [illegible] | 548.1 |
| **Total liabilities and shareholders' equity** | [illegible] | $2,816.1 |

*The accompanying notes to WPS Resources Corporation consolidated financial statements are an integral part of these statements.*

## CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

| (Millions) | Comprehensive Income | Total | Employee Stock Plan Guarantees and Deferred Compensation Trust | Common Stock | Capital in Excess of Par Value | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|---|---|---|---|
| **Balance at December 31, 1998** | – | $519.8 | $(8.0) | $26.6 | $166.0 | $335.2 | $0.0 | $0.0 |
| Net income before preferred dividends | $62.7 | 62.7 | – | – | – | 62.7 | – | – |
| Dividends on preferred | (3.1) | (3.1) | – | – | – | (3.1) | – | – |
| Income available for common shareholders | 59.6 | – | – | – | – | – | – | – |
| Other comprehensive income | – | – | – | – | – | – | – | – |
| Comprehensive income | $59.6 | – | – | – | – | – | – | – |
| Issuance of common stock | – | 9.0 | – | 0.3 | 8.7 | – | – | – |
| Dividends on common stock | – | (53.1) | – | – | – | (53.1) | – | – |
| Other | – | 4.6 | 3.6 | – | 1.0 | – | – | – |
| **Balance at December 31, 1999** | – | $539.9 | $(4.4) | $26.9 | $175.7 | $341.7 | $0.0 | $0.0 |
| Net income before preferred dividends | $70.1 | 70.1 | – | – | – | 70.1 | – | – |
| Dividends on preferred | (3.1) | (3.1) | – | – | – | (3.1) | – | – |
| Income available for common shareholders | 67.0 | – | – | – | – | – | – | – |
| Other comprehensive income | – | – | – | – | – | – | – | – |
| Comprehensive income | $67.0 | – | – | – | – | – | – | – |
| Issuance of common stock | – | 0.4 | – | – | 0.4 | – | – | – |
| Dividends on common stock | – | (53.9) | – | – | – | (53.9) | – | – |
| Other | – | (5.3) | 1.2 | – | 1.6 | – | (8.1) | – |
| **Balance at December 31, 2000** | – | $548.1 | $(3.2) | $26.9 | $177.7 | $354.8 | $(8.1) | $0.0 |
| Net income before preferred dividends | $80.7 | 80.7 | – | – | – | 80.7 | – | – |
| Dividends on preferred | (3.1) | (3.1) | – | – | – | (3.1) | – | – |
| Income available for common shareholders | 77.6 | – | – | – | – | – | – | – |
| Other comprehensive income - cash flow hedge | (2.7) | (2.7) | – | – | – | – | – | (2.7) |
| Comprehensive income | $74.9 | – | – | – | – | – | – | – |
| Issuance of common stock | – | 152.3 | – | 4.6 | 147.7 | – | – | – |
| Dividends on common stock | – | (58.8) | – | – | – | (58.8) | – | – |
| Other | – | (0.6) | (1.0) | – | – | – | 0.4 | – |
| [illegible] | – | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

*The accompanying notes to WPS Resources Corporation consolidated financial statements are an integral part of these statements.*



As Applied Technologist for WPS Resources, Jay Nick, not only tinkers with computers, he develops applications to bolster our business success. If we can conceive it, Applied Technology can make it happen.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| *Year Ended December 31 (Millions)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income before preferred dividends | [illegible] | $ 70.1 | $ 62.7 |
| Adjustments to reconcile net income cash provided by operating activities | | | |
| Depreciation, amortization and decommissioning | [illegible] | 119.5 | 98.6 |
| Gain on nuclear decommissioning trust | [illegible] | (10.8) | (3.9) |
| Deferred income taxes and investment tax credit | [illegible] | (16.8) | (14.0) |
| Unrealized gains and losses on nonregulated energy contracts | [illegible] | 17.0 | 7.6 |
| Gain on sale of property | [illegible] | (3.8) | – |
| Other | [illegible] | 4.3 | 17.0 |
| Changes in working capital | | | |
| Receivables | [illegible] | (207.1) | (19.5) |
| Inventories | [illegible] | (30.1) | (20.1) |
| Other current assets | 0.9 | (39.0) | (16.7) |
| Accounts payable | (55.0) | 230.9 | (12.1) |
| Other current liabilities | 11.0 | 9.7 | 18.3 |
| **Net cash provided by operating activities** | [illegible] | 143.9 | 117.9 |
| **Investing Activities** | | | |
| Capital expenditures | [illegible] | (199.1) | (273.2) |
| Return of capital from equity method investment | [illegible] | – | – |
| Sale of assets | [illegible] | 31.3 | – |
| Decommissioning funding | [illegible] | (8.8) | (9.2) |
| Other | [illegible] | (15.5) | 12.9 |
| **Net cash used for investing activities** | [illegible] | (192.1) | (269.5) |
| **Financing Activities** | | | |
| Short-term debt - net | [illegible] | 39.7 | 30.0 |
| Issuance of long-term debt | [illegible] | 87.4 | 174.4 |
| Repayment of long-term debt and capital lease | [illegible] | (10.3) | (1.5) |
| Payment of dividends | | | |
| Preferred stock | [illegible] | (3.1) | (3.1) |
| Common stock | [illegible] | (53.9) | (53.0) |
| Issuance common stock | [illegible] | – | 9.0 |
| Purchase of common stock | [illegible] | (10.5) | (0.6) |
| Redemption of obligations acquired in purchase business combination | [illegible] | – | – |
| Other | – | 1.2 | (0.2) |
| **Net cash provided by financing activities** | [illegible] | 50.5 | 155.0 |
| **Increase in cash and cash equivalents** | [illegible] | $ 2.3 | $ 3.4 |
| Cash and cash equivalents at beginning of year | [illegible] | 10.5 | 7.1 |
| **Cash and cash equivalents at end of year** | [illegible] | $ 12.8 | $ 10.5 |

*The accompanying notes to WPS Resources Corporation consolidated financial statements are an integral part of these statements.*

# NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**(a) Nature of Operations**—WPS Resources Corporation is a holding company. Our wholly-owned subsidiary, Wisconsin Public Service Corporation, is an electric and gas utility. Wisconsin Public Service supplies and distributes electric power and natural gas in its franchised service territory in northeastern Wisconsin and an adjacent portion of the Upper Peninsula of Michigan. Our other wholly-owned utility subsidiary, Upper Peninsula Power Company, is an electric utility. Upper Peninsula Power supplies and distributes electric energy in the Upper Peninsula of Michigan. Another wholly-owned subsidiary, WPS Resources Capital Corporation, is a holding company for our nonregulated businesses, WPS Energy Services, Inc. and WPS Power Development, Inc. WPS Energy Services is a diversified energy supply and services company. WPS Power Development develops, owns and operates, through its own subsidiaries, electric generation projects.

The term "utility" refers to the regulated activities of Wisconsin Public Service and Upper Peninsula Power, while the term "nonutility" refers to the activities of Wisconsin Public Service and Upper Peninsula Power, which are not regulated. The term "nonregulated" refers to activities other than those of Wisconsin Public Service and Upper Peninsula Power.

**(b) Use of Estimates**—We prepare our financial statements in conformity with accounting principles generally accepted in the United States. We make estimates and assumptions that affect reported amounts. These estimates and assumptions include assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

**(c) Income Taxes**—We account for income taxes using the liability method as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred income tax liabilities are established for all temporary differences in the book and tax basis of assets and liabilities based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

**(d) Capitalized Interest and Allowance for Funds Used During Construction**—WPS Resources' nonregulated subsidiaries capitalize interest for construction projects, while our utilities are required to use an allowance for funds used during construction calculation, which includes both an interest and an equity component.

Approximately 50% of Wisconsin Public Service's retail jurisdictional construction work-in-progress expenditures are subject to allowance for funds used during construction. The Public Service Commission of Wisconsin allowed accrual of allowance for funds used during construction on 100% of the Kewaunee plant's steam generator replacement project. For 2001, Wisconsin Public Service's retail rate allowance for funds used during construction was 10.1%.

Wisconsin Public Service's construction work-in-progress debt and equity percentages for wholesale jurisdictional electric allowance for funds used during construction are specified in the Federal Energy Regulatory Commission's Uniform System of Accounts. For 2001, the allowance for funds used during construction wholesale rate was 6.3%.

Upper Peninsula Power is subject to one allowance for funds used during construction rate. That rate is the Michigan Public Service Commission's allowed rate of return. For 2001, the allowance for funds used during construction rate was 5.7%. Historically, there have been few calculations of allowance for funds used during construction due to the small dollar amounts or short construction periods of Upper Peninsula Power's construction projects. We expect larger projects to occur in the future that will be subject to the application of the allowance for funds used during construction calculation.

Both WPS Energy Services and WPS Power Development calculate capitalized interest on long-term construction projects for periods where financing is provided by WPS Resources by interim debt. The interest rate capitalized is based upon the monthly short-term borrowing rate WPS Resources incurs for such funds.

**(e) Leases**—Wisconsin Public Service accounts for the agreement to purchase power from De Pere Energy Center, LLC as a capital lease. On June 14, 1999, Wisconsin Public Service recorded a leased asset and a lease obligation equal to the present value of the minimum lease payments. The leased asset is depreciated over 25 years, the life of the contract.

**(f) Revenue and Customer Receivables**—We accrue estimated amounts for electric and natural gas service rendered but not billed. Approximately 9% of WPS Resources' total revenue is from companies in the paper products industry.

Wisconsin Public Service and Upper Peninsula Power use automatic fuel adjustment clauses for the Federal Energy Regulatory Commission wholesale-electric and the Michigan Public Service Commission retail-electric portions of the business. The Wisconsin retail-electric portion of Wisconsin

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Public Service's business uses a "cost variance range" approach, based on a specific estimated fuel cost for the forecast year. If Wisconsin Public Service's actual fuel costs fall outside this range, a hearing can be held resulting in an adjustment to future rates.

The Public Service Commission of Wisconsin has approved a modified one-for-one gas cost recovery plan for Wisconsin Public Service. Implementation of the modified one-for-one gas cost recovery plan began in January 1999. This plan allows Wisconsin Public Service to pass changes in the cost of natural gas purchased from its suppliers on to system natural gas customers, subject to regulatory review.

Billings to Upper Peninsula Power's customers under the Michigan Public Service Commission's jurisdiction include base rate charges and a power supply cost recovery factor. Upper Peninsula Power receives Michigan Public Service Commission approval each year to recover projected power supply costs by establishment of power supply cost recovery factors. Annually, the Michigan Public Service Commission reconciles these factors to actual costs and permits 100% recovery of allowed power supply costs. Upper Peninsula Power defers any over or under recovery on the balance sheet. The deferrals are relieved with additional billings or refunds.

Wisconsin Public Service and Upper Peninsula Power are required to provide service and grant credit to customers within their service territories. The two companies continually review their customers' credit-worthiness and obtain deposits or refund deposits accordingly. Both utilities are precluded from discontinuing service to residential customers during winter moratorium months.

At WPS Power Development, electric power revenues related to fixed-price contracts are recognized at the lower of amounts billable under the contract or an amount equal to the volume of the capacity made available or the energy delivered during the period multiplied by the estimated average revenue per kilowatt-hour per the terms of the contract. Under floating-price contracts, electric power revenues are recognized when capacity is provided or energy is delivered.

WPS Energy Services accrues revenues in the month that energy is delivered and/or services are rendered. WPS Energy Services calculates the reserve for potential uncollectible customer receivable balances by applying an estimated bad debt experience rate to each past due aging category and reserving for 100% of specific customer receivable balances deemed to be uncollectible.

**(g) Natural Gas in Storage**—Average cost is used to value natural gas in storage used for nontrading activities. Natural gas in storage used for trading activities is recorded at fair market value. Approximately 56% and 67% of the total natural gas in storage at December 31, 2001 and 2000, respectively, was recorded at fair market value.

**(h) Regulatory Assets and Liabilities**—Wisconsin Public Service and Upper Peninsula Power are subject to the provisions of Financial Accounting Standards Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory assets represent probable future revenue associated with certain incurred costs. Revenue will be recovered from customers through the ratemaking process. Regulatory liabilities represent amounts that are refundable in future customer rates. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, we believe that future recovery of our regulatory assets is probable.

**(i) Retirement of Debt**—Amortization of gains or losses resulting from the settlement of long-term utility debt obligations occurred concurrently with rate recovery as required by regulators.

**(j) Stock Options**—We issue stock options under our stock option plans and account for them using the intrinsic value-based method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25). The intrinsic value-based method only records compensation expense for the excess of the quoted market price of the stock at the issue date over the option exercise price. The exercise price is the amount an employee must pay to acquire the stock.

**(k) Consolidation Basis of Presentation**—All significant intercompany transactions and accounts are eliminated. If a minority owner's equity is reduced to zero, it is our policy to record 100% of the subsidiary's losses until the minority owner makes capital contributions or commitments to fund its share of the operating costs.

**(l) Reclassifications**—We reclassified certain prior year financial statement amounts to conform to current year presentation.

Peter Geiss, Ronald Dietrich, Jeffery Blume, and Gerald Leffel, members of Wisconsin Public Service's substation crew in Wausau, upgrade system transformers at Grandfather Falls. Nine transformers originally installed in 1931 were replaced with two more efficient transformers that are able to use environmentally-friendly oil. Wisconsin Public Service was one of the first utilities in the nation to use the safer oil in their transformers.



## NOTE 2—CASH AND EQUIVALENTS

We consider short-term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for taxes during 2001, 2000, and 1999 was $34.0 million, $25.5 million, and $35.3 million, respectively. During 2001, cash paid for interest totaled $52.6 million. For 2000 and 1999, $49.5 million and $34.1 million were paid for interest, respectively.

The following noncash investing and financing activities occurred in 2001:

1. An investment in American Transmission Company, LLC was made with the exchange of $93.1 million of transmission assets net of accumulated depreciation for an approximate 15% equity interest in American Transmission Company and a $42.4 million return of capital as shown on the Consolidated Statements of Cash Flows.
2. As a result of the merger of Wisconsin Fuel and Light Company into Wisconsin Public Service, Wisconsin Public Service acquired the assets and assumed certain liabilities of Wisconsin Fuel and Light in exchange for 1.8 million shares of WPS Resources' common stock.

There were no noncash investing and financing activities during 2000.

The following noncash investing and financing activities occurred in 1999:

1. A capital lease obligation of $74.1 million was incurred when Wisconsin Public Service entered into a long-term lease agreement for utility plant assets.
2. Net cash surrender value of a key executive life insurance policy of $11.8 million was transferred from Wisconsin Public Service to WPS Resources.
3. Nonutility assets of $0.1 million were transferred from Wisconsin Public Service to WPS Resources.

## NOTE 3—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Cash, Short-Term Investments, Energy Conservation Loans, Notes Payable, and Outstanding Commercial Paper: The carrying amount approximates fair value due to the short maturity of those investments and obligations.

Nuclear Decommissioning Trusts: The value of nuclear decommissioning trust investments included in utility plant is recorded at market value, net of taxes payable on unrealized gains and losses. The amount recorded in nuclear decommissioning trusts - other assets represents income taxes payable on unrealized gains and losses.

Long-Term Debt and Preferred Stock: The fair value of long-term debt and preferred stock are estimated based on the quoted market price for the same or similar issues or on the current rates offered to WPS Resources for debt of the same remaining maturity.

Risk Management Activities: Most of the fair value of risk management activities is due to WPS Energy Services' mark-to-market activities under Emerging Issues Task Force Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." See Note 4 for additional information.

The estimated fair values of our financial instruments as of December 31 were:

| *(Millions)* | 2001 | | 2000 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| **Cash and cash equivalents** | [illegible] | [illegible] | $ 12.8 | $ 12.8 |
| **Restricted cash** | [illegible] | [illegible] | – | – |
| **Energy conservation loans** | [illegible] | [illegible] | 3.5 | 3.5 |
| **Nuclear decommissioning trusts - utility plant** | [illegible] | [illegible] | 207.2 | 207.2 |
| **Nuclear decommissioning trusts - other assets** | [illegible] | [illegible] | 18.3 | 18.3 |
| **Notes payable** | [illegible] | [illegible] | 10.0 | 10.0 |
| **Commercial paper** | [illegible] | [illegible] | 119.6 | 119.6 |
| **Trust preferred securities** | 50.0 | [illegible] | 50.0 | 49.0 |
| **Long-term debt (excluding capital lease obligation)** | [illegible] | [illegible] | 595.9 | 601.9 |
| **Preferred stock** | [illegible] | [illegible] | 51.1 | 41.9 |
| **Risk management activities** | [illegible] | [illegible] | (17.0) | (17.0) |



Retiree Arnie Rentmeester (center) enjoys researching old photos and records. Here he gathers data from Carlton Lewis (left), former bus system driver for the company, and Bernie Olson (right), a bus hobbyist. As a volunteer, Arnie helps keep Wisconsin Public Services' history alive.

# NOTE 4—RISK MANAGEMENT ACTIVITIES

On January 1, 2001, WPS Resources adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Statement No. 133 establishes accounting and financial reporting standards for derivative instruments, such as forward contracts, futures, and options, and related hedging activities. Statement No. 133 requires, in part, that we recognize all derivative instruments on the balance sheet as assets or liabilities at their fair value. The treatment of subsequent changes in fair value of the derivatives are recorded currently in earnings unless certain hedge accounting criteria are met or if the derivatives are subject to the provisions of Statement No. 71.

WPS Resources has concluded that the majority of its contracts do not meet the definition of a derivative as defined by Statement No. 133. Therefore, at December 31, 2001, such contracts are not subject to the accounting requirements of this statement, as amended.

Wisconsin Public Service has entered into a limited number of commodity contracts to service its customers that meet the definition of a derivative under Statement No. 133. A majority of these contracts are natural gas purchase agreements. Management believes any gains or losses resulting from the eventual settlement of these gas purchase agreements will be collected from or refunded to customers. Therefore, the derivative amounts to be recorded as a result of these natural gas contracts will be offset with a corresponding regulatory asset or liability pursuant to Statement No. 71. As of December 31, 2001, we have recorded an asset from risk management activities and a regulatory liability of $5.0 million related to these Wisconsin Public Service contracts.

WPS Resources' nonregulated segments have also entered into a limited number of contracts that meet the definition of a derivative under Statement No. 133. One of these contracts was an electric energy contract that was used to protect WPS Resources against potential summer energy price spikes. This contract expired during the third quarter. The total pre-tax loss of $3.5 million for this contract is included in other income in the Consolidated Statements of Income. A similar contract was held in 2000 that resulted in a $3.8 million pre-tax loss.

We have also classified as a derivative an interest rate swap that is used to fix the entire interest rate for the full term of an 18-year variable rate loan. In accordance with Statement No. 133, management has designated this contract as a cash flow hedge. Because the swap was calculated to be 100% effective, we have recorded the $2.7 million mark-to-market loss, net of deferred taxes, for 2001 directly to other comprehensive income. WPS Resources did not exclude any components of the derivative instrument's loss from the assessment of hedge effectiveness.

Both Wisconsin Public Service and WPS Resources' nonregulated segments hold a limited number of other derivative instruments. The cumulative effect on the balance sheet and income statement for these contracts at December 31, 2001 was not significant.

WPS Energy Services uses derivative financial and commodity instruments to reduce market risk associated with changing prices of natural gas and electricity sold at firm prices to its customers. WPS Energy Services also utilizes these instruments to manage market risk associated with trading activities. WPS Energy Services marks its energy contracts and related financial instruments, including intercompany contracts, to fair value in accordance with Emerging Issues Task Force Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." As such, the impact of Statement No. 133 on WPS Energy Services at December 31, 2001 was not significant. The majority of WPS Resources' assets and liabilities from risk management activities are the result of WPS Energy Services' mark-to-market activities under Issue 98-10.

WPS Energy Services measures the fair value of contracts, including NYMEX exchange and over-the-counter contracts, natural gas options, natural gas and electric power physical fixed price contracts, basis contracts, and related financial instruments on a mark-to-market basis using risk management systems. The primary input for natural gas pricing is the forward price curve of the NYMEX exchange settled spreads, contracts, and options. Basis pricing is derived from published indices and documented broker quotes. WPS Energy Services bases electric prices on NYMEX exchange settlement prices and documented broker quotes. Because the majority of the contracts have a term of less than 36 months, the forward curves have a reasonable degree of liquidity and WPS Energy Services does not determine any forward price curves internally. Low tolerance for price risk causes WPS Energy Services to use financial instruments to hedge substantially all of its positions and, therefore, changes in the primary variable, which is the forward price curves, have little impact on the net fair value of the contracts as marked-to-market.

# NOTE 5—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consists of the following utility, nonutility, and nonregulated assets.

| (Millions) | 2000 |
|---|---|
| Electric utility | $1,893.4 |
| Gas utility | 302.9 |
| Property under capital lease | 74.1 |
| Total utility plant | 2,270.4 |
| Less: Accumulated depreciation and decommissioning | 1,365.3 |
| Net | 905.1 |
| Nuclear decommissioning trusts | 207.2 |
| Construction in progress | 70.0 |
| Nuclear fuel, less accumulated amortization | 16.0 |
| Net utility plant | 1,198.3 |
| Nonutility plant | 4.7 |
| Less: Accumulated depreciation | 0.4 |
| Net nonutility plant | 4.3 |
| Electric nonregulated | 134.7 |
| Gas nonregulated | 1.1 |
| Other nonregulated | 25.3 |
| Total nonregulated property, plant, and equipment | 161.1 |
| Less: Accumulated depreciation | 12.9 |
| Net nonregulated property, plant, and equipment | 148.2 |
| Total property, plant, and equipment | $1,350.8 |

Utility plant is stated at the original cost of construction including an allowance for funds used during construction. The cost of renewals and betterments of units of property (as distinguished from minor items of property) is capitalized as an addition to the utility plant accounts. Except for land, no gain or loss is recognized in connection with ordinary retirements of utility property units. The utility charges the cost of units of property retired, sold, or otherwise disposed of, plus removal, less salvage, to the accumulated provision for depreciation. Maintenance, repair, replacement, and renewal costs associated with items not qualifying as units of property are considered operating expenses.

We record straight-line depreciation expense over the estimated useful life of utility property and include amounts for estimated removal and salvage. The Public Service Commission of Wisconsin approved depreciation rates for Wisconsin Public Service effective January 1, 1999.

Depreciation for the Kewaunee plant is being accrued based on a Public Service Commission of Wisconsin order that became effective on January 1, 2001. The order included a change in the methodology for the Kewaunee plant after the steam generators were replaced. The cost of the new steam generators that went into service in December 2001 will be recovered over an 8-1/2 year period using the sum-of-years-digits method of depreciation. Also under this order, the unrecovered plant investment at January 1, 2001, and future additions will be recovered over a period ending 8-1/2 years after the installation of the steam generators using a straight-line remaining life depreciation methodology.

Depreciation rates for Upper Peninsula Power were approved by the Michigan Public Service Commission on January 1, 1994 and were in effect through 2001. A new depreciation study was filed with the Michigan Public Service Commission in 2001, and new approved rates are effective January 1, 2002 through December 31, 2006.

Depreciation expense also includes accruals for nuclear decommissioning. These accruals are not included in the annual composite rates shown below. An explanation of this item is included in Note 8.

| Annual Utility Composite Depreciation Rates | 2000 | 1999 |
|---|---|---|
| Electric | 3.52% | 3.46% |
| Gas | 3.26% | 3.23% |

Nonutility property interest capitalization takes place during construction, and gain and loss recognition occurs in connection with retirements. Nonregulated property, plant, and equipment are capitalized at original cost. Significant additions or improvements that extend asset lives are capitalized, while repairs and maintenance are charged to expense as incurred.

Nonutility property is depreciated using straight-line depreciation. Asset lives range from 3 to 20 years.

Nonregulated plant is stated at the original construction cost, which includes capitalized interest for those assets, or estimated fair value at the time of acquisition, based upon Accounting Principles Bulletin No. 16, "Accounting for Business Combinations." The costs of renewals, betterments, and major overhauls are capitalized as an addition to plant accounts. The gains or losses associated with ordinary retirements are recorded in the period of retirement.

Maintenance, repairs, and minor replacements are expensed as incurred.

Most of the nonregulated subsidiaries compute depreciation using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Structures and improvements | 15 to 40 years |
| Office and plant equipment | 5 to 35 years |
| Office furniture and fixtures | 5 to 10 years |
| Vehicles | 5 years |
| Leasehold improvements | Shorter of: life of the lease or life of the asset |

The Combined Locks Energy Center, however, is using the units of production depreciation method for selected pieces of equipment having defined lives stated in terms of hours of production.

WPS Resources capitalizes certain costs related to software developed or obtained for internal use and amortizes those costs to operating expense over the estimated useful life of the related software, which is usually three to seven years.

## NOTE 6—ACQUISITIONS AND SALES OF ASSETS

On April 1, 2001, Wisconsin Public Service completed its merger with Wisconsin Fuel and Light Company. Wisconsin Fuel and Light served residential, commercial, and industrial customers in Manitowoc and Wausau, Wisconsin with natural gas. Wisconsin Fuel and Light's shareholders received 1.73 shares of WPS Resources' common stock for each share of Wisconsin Fuel and Light common stock. A total of 1,763,943 shares were issued resulting in a purchase price of $54.8 million based on an average price of $31.0625, the prevailing price at the time of the merger announcement.

Wisconsin Public Service used the purchase method of accounting and recorded $41.9 million of total premium associated with the purchase. Of the total premium, $36.1 million was recorded as goodwill and is included in other assets on the Consolidated Balance Sheets. During 2001, Wisconsin Public Service amortized $0.7 million of goodwill using the straight-line method over a period of 40 years. We adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. In accordance with the requirements of this statement, we ceased amortizing the goodwill on January 1, 2002 and prepared a preliminary evaluation of the fair market value of the gas utility business segment to assess the potential impairment of the goodwill balance. Based on the estimated fair value, an impairment charge was not required at the time of the adoption of the statement.

The remaining premium, $5.8 million after-tax, was recorded as an acquisition adjustment in plant, which we expect to be recovered in Wisconsin retail rates over the three-year period of 2003 through 2005. The acquisition premium will be amortized over the recovery period.

The operations of Wisconsin Fuel and Light are included in the financial statements presented for Wisconsin Public Service and WPS Resources for the period beginning April 1, 2001 and ending December 31, 2001, but do not have a material impact.

On September 24, 2001, Wisconsin Public Service acquired Madison Gas and Electric Company's 17.8% interest in the Kewaunee plant including its decommissioning trust assets. As a result of the $17.5 million purchase, Wisconsin Public Service now owns 59% of the plant with the remaining portion held by Wisconsin Power and Light Company. The additional share of the operations of the Kewaunee plant is included in the financial statements of Wisconsin Public Service beginning September 24, 2001. Madison Gas and Electric will retain its obligations as they relate to the plant for the period of time it was an owner.

Madison Gas and Electric will maintain one decommissioning trust fund that will accumulate its remaining contributions in accordance with its existing funding plan, which extends to December 31, 2002. On January 2, 2003, Madison Gas and Electric will transfer that trust fund to

Dale Bendickson, Maintenance and Construction Coordinator in Wausau for Wisconsin Public Service, provides electrical insights to Lori Marcelle, a Wausau area teacher who is expanding her knowledge through the Educator in the Workplace program.



Wisconsin Public Service. Wisconsin Public Service also assumed Madison Gas and Electric's share of the decommissioning obligations in exchange for the trust funds transferred on September 24, 2001 and to be transferred on January 2, 2003.

In December 2001, WPS Power Development reached an agreement to purchase the stock of CH Resources, Inc., which owns three power plants and other assets. The plants have a combined capacity of 257 megawatts and are located in New York. The approximate $62 million transaction is subject to regulatory approvals and is expected to close in the second quarter of 2002. WPS Resources is expected to provide financing for this project with short-term debt.

WPS Northern Nevada, LLC, a direct, wholly-owned subsidiary of WPS Power Development, entered into an asset purchase agreement on October 25, 2000 to acquire the 545-megawatt Tracy/Pinon Power Station and related assets from Sierra Pacific Power Company, a Nevada electric utility and wholly-owned subsidiary of Sierra Pacific Resources. WPS Northern Nevada expected to close this acquisition during 2001. On April 18, 2001, the State of Nevada passed a law placing a moratorium on the sale of generation assets by electric utilities until July 1, 2003. As a result, the purchase has not yet been closed. WPS Power Development is currently working with Sierra Pacific to evaluate the engineering and economic feasibility of modifying the coal gasification unit at the site in order to achieve commercial operation. The original asset purchase agreement does not contain an automatic termination provision if closing does not occur. The agreement does allow either party to terminate the agreement after specified dates in 2002.

In November 2001, WPS Power Development, through its subsidiary ECO Coal Pelletization #12, LLC, entered into a transaction with a subsidiary of a public company resulting in ECO #12 contributing its synthetic fuel producing machinery to a newly-formed entity in exchange for cash and a one-third ownership interest in the newly-formed entity.

The transaction generated a pre-tax gain of $40.1 million of which $38.0 million has been deferred as of December 31, 2001 as a result of certain rights of rescission and put options being granted to the buyer. As these rights of rescission expire and the amount of the put options of the buyer diminishes, WPS Power Development will recognize through earnings the deferred gain on the transaction.

Concurrent with the sale of a portion of its interest in this project, WPS Power Development bought out the interest of its previous partner in the ECO #12 project. The actual payments to this former partner are contingent upon the same provisions referred to above. As a result, $21.3 million is held in escrow that will be released proportionately as the respective rescission rights and put options expire.

In 2001, Wisconsin Public Service sold 5,740 acres of land associated with several hydroelectric projects on the Peshtigo River in northeastern Wisconsin to the Wisconsin Department of Natural Resources for $13.5 million. The sale resulted in a pre-tax gain of $13.1 million. The agreement with the Department of Natural Resources includes two options, one exercisable in 2003 and the other in 2004, whereby the Department may acquire, at less than fair value, approximately 5,000 additional acres for $11.5 million if both options are exercised. The value associated with the difference between the option price and the fair value will be treated as a charitable contribution. The sale was the first part of a five to seven-year asset management strategy adopted by WPS Resources in 2001.

Wisconsin Public Service increased its ownership in Wisconsin River Power Company to two-thirds by purchasing an additional one-third interest from Consolidated Water Power Company in 2000. In December 2001, Wisconsin Power and Light exercised its option to purchase one-half of Wisconsin Public Service's additional one-third share of Wisconsin River Power. Both transactions were at net book value of Wisconsin River Power at August 31, 2000. As a result, Wisconsin Public Service and Wisconsin Power and Light each own one-half of Wisconsin River Power with Wisconsin Public Service remaining the operator of the facility.



Bobbie Jo Vlies provides general office support for the electric and gas distribution area at Wisconsin Public Service's Green Bay Service Center. Every task is important in ensuring that our behind-the-scenes operations support the delivery of electricity and gas to our customers' facilities.

## NOTE 7—JOINTLY-OWNED UTILITY FACILITIES

Information regarding Wisconsin Public Service's share of major jointly-owned electric-generating facilities in service at December 31, 2001 is set forth below:

| *(Millions, except for percentages)* | West Marinette Unit No. 33 | Columbia Energy Center | Edgewater Unit No. 4 | Kewaunee Plant |
|---|---|---|---|---|
| Ownership | 68.0% | 31.8% | 31.8% | 59.0% |
| Plant capacity (Megawatts) | 77.0 | 322.6 | 105.8 | 315.0 |
| Utility plant in service | $17.5 | $118.7 | $24.8 | $235.7 |
| Accumulated depreciation | $ 5.2 | $ 75.6 | $15.3 | $151.7 |
| In-service date | 1993 | 1975 and 1978 | 1969 | 1974 |

The increase in ownership at the Kewaunee plant during 2001 is the result of the purchase of Madison Gas and Electric's 17.8% interest. See Note 6 for more information on the transaction.

Wisconsin Public Service's share of direct expenses for these plants is included in the corresponding operating expenses in the Consolidated Statements of Income. Wisconsin Public Service has supplied its own financing for all jointly-owned projects.

## NOTE 8—NUCLEAR PLANT OPERATION

On September 24, 2001, Wisconsin Public Service acquired Madison Gas and Electric Company's 17.8% interest in the Kewaunee plant including its decommissioning trust assets. In addition to the decommissioning trust assets Wisconsin Public Service received from Madison Gas and Electric in September 2001, Wisconsin Public Service will receive one remaining decommissioning trust fund on January 2, 2003. Wisconsin Public Service assumed Madison Gas and Electric's share of the decommissioning obligations in exchange for the trust funds transferred on September 24, 2001 and those to be transferred on January 2, 2003.

The additional share of the operations of the Kewaunee plant is included in the financial statements of Wisconsin Public Service beginning September 24, 2001. The net book value of Wisconsin Public Service's 59% total share of the Kewaunee plant at December 31, 2001 was $88.5 million, including construction work-in-progress. For more information on the transaction with Madison Gas and Electric, see Note 6.

The quantity of heat produced for the generation of electric energy by the Kewaunee plant is the basis for the amortization of the costs of nuclear fuel to electric production fuel expense, including an amount for ultimate disposal. These costs are recovered currently from customers in rates. The ultimate storage of fuel is the responsibility of the United States Department of Energy pursuant to a contract required by the Nuclear Waste Act of 1982. The Department of Energy receives quarterly payments for the storage of fuel based on generation. During 2001 and 2000, payments to the Department of Energy totaled $1.4 million for each year.

On an interim basis, spent nuclear fuel storage space is provided at the Kewaunee plant. Expenses associated with interim spent fuel storage at the Kewaunee plant are recognized as current operating costs. With minor plant modifications that were completed in 2001, the Kewaunee plant should have sufficient fuel storage capacity until the end of its useful life in 2013.

The accumulated provision for nuclear fuel, which represents nuclear fuel purchases and amortization, totaled $247.6 million at December 31, 2001 and $167.7 million at December 31, 2000.

For information on the depreciation policy for the Kewaunee plant, see Note 5.

Wisconsin Public Service's share of nuclear decommissioning costs to date has been accrued over the estimated service life of the Kewaunee plant, recovered currently from customers in rates, and deposited in external trusts. Such costs totaled $2.6 million in 2001, $8.9 million in 2000, and $9.2 million in 1999. The 1999 and 2000 funding levels used a recovery period ending in 2002. Beginning in 2001, the Public Service Commission of Wisconsin authorized use of a funding period ending in 2010. As a result of this extension, the contributions for 2001 decreased to $2.6 million. In developing our decommissioning funding plan, we assumed a long-term after-tax earnings rate of approximately 5%.

Wisconsin Public Service's share of the Kewaunee plant decommissioning, based on its 59% ownership interest, is estimated to be $319 million in current dollars based on a site-specific study. The study, which was performed in 1998, uses immediate dismantlement as the method of decommissioning and assumes shutdown in 2013. As of December 31, 2001, the market value of the external nuclear decommissioning trusts, which are recorded as a part of property, plant and equipment on the Consolidated Balance Sheets, totaled $311.3 million, including the trust currently held by Madison Gas and Electric that is to be transferred to Wisconsin Public Service on January 2, 2003. Therefore, the current cost of Wisconsin Public Service's share of the estimated costs to decommission the Kewaunee plant, assuming early retirement, exceeds the trust assets at December 31, 2001 by about $7.7 million.

Based on the standard cost escalation assumptions required by a July 1994 Public Service Commission of Wisconsin order, the undiscounted amount of Wisconsin Public Service's share of decommissioning costs forecasted to be expended between the years 2013 and 2043 is $967 million under the current funding plan.

Future decommissioning costs collected in customer rates and a charge for realized earnings from external trusts are included in depreciation expense. As of December 31, 2001, the accumulated provision for depreciation and decommissioning included accumulated provisions for decommissioning totaling $311.3 million. Realized trust earnings totaled $8.1 million in 2001, $10.8 million in 2000, and $4.6 million in 1999. Unrealized gains and losses, net of taxes, in external trusts are reflected as increases and decreases to the decommissioning reserve, since decommissioning expense is recognized as the gains and losses are realized, in accordance with regulatory requirements.

Investments in the nuclear decommissioning trusts are recorded at market value. Investments at December 31, 2001, consisted of 59.2% equity securities and 40.8% fixed income securities. The investments are classified as utility plant and are presented net of related income tax effects on unrealized gains and represent the amount of assets available to accomplish decommissioning. The nonqualified trust investments designated to pay income taxes when unrealized gains become realized are classified as other assets. An offsetting regulatory liability reflects the expected reduction in future rates as unrealized gains in the nonqualified trust are realized. Information regarding the cost and market value of the external nuclear decommissioning trusts, net of tax is set forth below:

| 2001 Security Type (Millions) | Market | Cost | Unrealized Gain (Loss) |
|---|---|---|---|
| Fixed income | [illegible] | [illegible] | [illegible] |
| Equity | [illegible] | [illegible] | [illegible] |
| Balance at December 31 | [illegible] | [illegible] | [illegible] |

| 2000 Security Type *(Millions)* | Market | Cost | Unrealized Gain (Loss) |
|---|---|---|---|
| Fixed income | $100.7 | $ 98.9 | $ 1.8 |
| Equity | 106.5 | 62.0 | 44.5 |
| Balance at December 31 | $207.2 | $160.9 | $46.3 |



Andy Lewis, General Foreman for Asplundh Tree Expert Company, and Waunell Trepanier, System Line Clearance Forester - Coordinator for Wisconsin Public Service's Rhinelander service area, discuss the best way to trim trees and avoid electrical outages.

## NOTE 9—REGULATORY ASSETS AND LIABILITIES

The following regulatory assets and liabilities are reflected in our Consolidated Balance Sheets as of December 31:

| *WPS Resources Regulatory Assets/Liabilities (Millions)* | 2001 | 2000 |
|---|---|---|
| **Regulatory assets** | | |
| Demand-side management expenditures | $ 9.6 | $20.7 |
| Environmental remediation costs (net of insurance recoveries) | 40.0 | 30.5 |
| Funding for enrichment facilities | 3.6 | 4.1 |
| Pension curtailment loss | 6.1 | 8.1 |
| Deferred nuclear costs | 9.9 | – |
| Unamortized loss on debt | 6.5 | 1.4 |
| Deferred American Transmission Company costs | 4.4 | 0.5 |
| Other | 10.9 | 9.2 |
| **Total** | $91.0 | $74.5 |
| **Regulatory liabilities** | | |
| Income tax related items | $26.1 | $25.2 |
| Unrealized gain on decommissioning trust | 22.4 | 18.3 |
| Pension settlement gain | 11.6 | – |
| Natural gas derivatives | 8.0 | – |
| Deferred gain on emission allowance sales | 6.0 | 2.9 |
| Interest from tax refunds | 3.0 | 3.8 |
| Other | 2.1 | 0.4 |
| **Total** | $78.4 | $50.6 |

Our utility subsidiaries are recovering their regulatory assets and returning their regulatory liabilities through rates charged to customers based on specific ratemaking decisions or precedent for each item. Except for amounts expended for environmental costs, Wisconsin Public Service is recovering carrying costs for all regulatory assets. Upper Peninsula Power may recover carrying costs on environmental regulatory assets. Based on prior and current rate treatment for such costs, we believe it is probable that Wisconsin Public Service and Upper Peninsula Power will continue to recover from customers the regulatory assets described above.

See Notes 13 and 15 for specific information on income tax and pension related regulatory liabilities. See Note 14 for information on environmental remediation deferred costs.

## NOTE 10—INVESTMENTS IN AFFILIATES, AT EQUITY METHOD

Investments in corporate joint ventures and other companies accounted for under the equity method at December 31, 2001, 2000, and 1999 follow:

| *(Millions)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| American Transmission Company, LLC | $56.2 | $ – | $ – |
| Other | 13.6 | 15.0 | 9.7 |
| Investments in affiliates, at equity method | $69.8 | $15.0 | $9.7 |

Investments in affiliates under the equity method are part of the other assets on the Consolidated Balance Sheets and the equity income is recorded in miscellaneous income on the Consolidated Statements of Income.

WPS Investments, LLC, a consolidated subsidiary of Wisconsin Public Service, has an approximate 15% ownership interest in American Transmission Company, LLC. American Transmission Company is a for-profit, transmission-only company. It owns, plans, maintains, monitors, and operates electric transmission assets in portions of Wisconsin, Michigan, and Illinois. American Transmission Company began operations on January 1, 2001. Its assets previously were owned and operated by multiple electric utilities serving the upper Midwest all of which transferred their transmission assets to American Transmission Company in exchange for an ownership interest. A Wisconsin law encouraged utilities in the state to transfer ownership and control of their transmission assets to a state-wide transmission company.

Wisconsin Public Service contributed its transmission assets on January 1, 2001 and Upper Peninsula Power contributed its transmission assets on June 28, 2001. Our total ownership interest in American Transmission Company fluctuated throughout 2001 due to other utilities contributing assets and cash to become owners of American Transmission Company.

Condensed financial data of American Transmission Company for 2001 follows:

| *(Millions)* | [illegible] |
|---|---|
| **Income statement data** | |
| Revenues | [illegible] |
| Operating expenses | [illegible] |
| Other income (expense) | [illegible] |
| Net income | [illegible] |
| WPS Investment's equity in net income | [illegible] |
| **Balance sheet data** | |
| Current assets | [illegible] |
| Non-current assets | [illegible] |
| Total assets | [illegible] |
| Current liabilities | [illegible] |
| Long-term debt | [illegible] |
| Other non-current liabilities | [illegible] |
| Shareholder's equity | [illegible] |
| Total liabilities and shareholder's equity | [illegible] |

## NOTE 11—SHORT-TERM DEBT AND LINES OF CREDIT

To provide short-term borrowing flexibility and security for commercial paper outstanding, WPS Resources and its subsidiaries maintain bank lines of credit. These lines of credit require a fee.

The information in the table below relates to short-term debt and lines of credit for the years indicated:

| *(Millions, except for percentages)* | [illegible] | 2000 | 1999 |
|---|---|---|---|
| **As of end of year** | | | |
| Commercial paper outstanding | [illegible] | $119.6 | $ 79.9 |
| Average discount rate on outstanding commercial paper | [illegible] | 6.63% | 6.55% |
| Short-term notes payable outstanding | [illegible] | $ 10.0 | $ 10.4 |
| Average interest rate on short-term notes payable | [illegible] | 6.73% | 8.10% |
| Available (unused) lines of credit | [illegible] | $132.0 | $127.0 |
| **For the year** | | | |
| Maximum amount of short-term debt | [illegible] | $139.5 | $218.5 |
| Average amount of short-term debt | [illegible] | $ 65.6 | $ 68.6 |
| Average interest rate on short-term debt | [illegible] | 6.39% | 5.34% |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 12—LONG-TERM DEBT

| *At December 31 (Millions)* | | | 2001 | 2000 |
|---|---|---|---|---|
| Capital lease obligation - Wisconsin Public Service | | | [illegible] | $ 73.6 |
| Less: Current portion | | | [illegible] | (0.6) |
| Long-term capital lease obligation | | | [illegible] | 73.0 |
| First mortgage bonds - Wisconsin Public Service | | | | |
| | Series | Year Due | | |
| | 7.30% | 2002 | 50.0 | 50.0 |
| | 6.80% | 2003 | 50.0 | 50.0 |
| | 6.125% | 2005 | 9.1 | 9.1 |
| | 6.90% | 2013 | 22.0 | 22.0 |
| | 8.80% | 2021 | – | 53.1 |
| | 7.125% | 2023 | 50.0 | 50.0 |
| Senior notes - Wisconsin Public Service | | | | |
| | Series | Year Due | | |
| | 6.08% | 2028 | 50.0 | 50.0 |
| | 6.125% | 2011 | 150.0 | – |
| First mortgage bonds - Upper Peninsula Power | | | | |
| | Series | Year Due | | |
| | 7.94% | 2003 | 15.0 | 15.0 |
| | 10.0% | 2008 | [illegible] | 3.0 |
| | 9.32% | 2021 | 18.0 | 18.0 |
| Unsecured senior notes - WPS Resources | | | | |
| | Series | Year Due | | |
| | 7.00% | 2009 | 150.0 | 150.0 |
| Term loans - nonrecourse, secured by nonregulated assets | | | 95.6 | 102.8 |
| Tax exempt bonds | | | 27.0 | – |
| Notes payable to bank, secured by nonregulated plant | | | 20.3 | 19.3 |
| Senior secured note | | | 3.3 | 3.5 |
| Other long-term debt | | | – | 0.1 |
| Total | | | [illegible] | 595.9 |
| Unamortized discount and premium on bonds and debt | | | (1.2) | (1.2) |
| Total long-term debt | | | [illegible] | 594.7 |
| Less current portion | | | [illegible] | (7.7) |
| Net long-term debt | | | [illegible] | 587.0 |
| Total long-term debt and capital lease obligation | | | [illegible] | $660.0 |

In November 1995, Wisconsin Public Service signed a 25-year agreement to purchase power from De Pere Energy Center, LLC, an independent power producer, which supplies the power from a cogeneration facility it owns.

Processing mail is a never-ending task for Mail Processor Janice Pamperin who provides speedy delivery in Green Bay and beyond. How would we survive without mail and the challenges its contents provide us on a daily basis?



In June 1999, Phase I of the project went into operation. We have accounted for the contract as a capital lease. In Phase I, an initial asset and corresponding obligation were recorded at $74.1 million. The asset and obligation represent the present value of minimum lease payments. Excluded from the payments are executory costs such as insurance, maintenance, and taxes. When the contract expires in 2024, Wisconsin Public Service may renew the contract for two additional five-year periods with proper notice. We are amortizing the leased asset on a straight-line basis over the original 25-year term of the contract. Following is a schedule of future minimum lease payments, excluding executory costs, under the De Pere Energy Center capital lease:

| ***Year ending December 31*** *(Millions)* | |
|---|---|
| 2002 | $ 5.2 |
| 2003 | 5.4 |
| 2004 | 5.6 |
| 2005 | 5.9 |
| 2006 | 6.0 |
| Later years | 96.6 |
| Net minimum lease payments | 124.7 |
| Less: Amount representing interest | (51.7) |
| Present value of net minimum lease payments | $ 73.0 |

In August 2001, Wisconsin Public Service retired $53.1 million of 8.80% first mortgage bonds that would have matured in 2021. Also in August 2001, Wisconsin Public Service issued $150.0 million of 6.125% senior notes. The senior notes are secured by a pledge of first mortgage bonds and become unsecured if Wisconsin Public Service retires all of its outstanding first mortgage bonds. At our utility subsidiaries, plant assets secure first mortgage bonds.

Upper Peninsula Power is required to make bond sinking fund payments for some of its outstanding first mortgage bonds.

Borrowing by WPS Power Development under term loans and secured by nonregulated assets totals $95.8 million. The assets of WPS New England Generation, Inc. and WPS Canada Generation, Inc., subsidiaries of WPS Power Development, secure $6.6 million and $16.2 million, respectively, of the total outstanding amount. Both have semiannual installment payments, an interest rate of 8.75% and mature in May 2010. Sunbury Generation, LLC, an indirect subsidiary of WPS Power Development, is the borrower of the remaining $73.0 million that is secured by its plant. Quarterly payments are made in relation to this financing that carries an interest rate of 7.8725% and matures in March 2018. This loan also has renewals in 2006 and 2012. However, if certain debt covenants are not met, the lender is not required to renew the loans.

In April 2001, the Schuylkill County Industrial Development Authority issued $27.0 million of refunding tax-exempt bonds. At the time of issuance of the refunding bonds, WPS Westwood Generation, LLC, a subsidiary of WPS Power Development, owned the original bonds, the proceeds of which were used in substantial part to provide facilities. Upon issuance of the refunding bonds, the original bonds were paid off. WPS Westwood Generation was paid $27.0 million from the proceeds of the refunding bonds for the retirement of the original bonds plus accrued interest. WPS Westwood Generation is now obligated to pay the refunding bonds with monthly payments that have a floating interest rate that is reset weekly. At December 31, 2001, the interest rate was 1.51833%. The bonds mature in April 2021. WPS Resources agreed to guarantee WPS Westwood Generation's obligation to provide sufficient funds to pay the refunding bonds and the related obligations and indemnities.

As of December 31, 2001, WPS Power Development had aggregate outstanding indebtedness totaling $20.3 million under notes payable to banks including $11.9 million of indebtedness under its revolving credit note of $12.5 million. This note is secured by the assets of the Stoneman plant and is guaranteed by WPS Resources. It is due in 2005 and requires quarterly payments. In addition, the note has a variable interest rate that was at 3.85% at December 31, 2001. The remaining portion of the $20.3 million of notes payable is secured by nonregulated plant, and also matures in 2005.

The senior secured note of $3.3 million requires semiannual payments at an interest rate of 9.25%, and it matures in 2011.

At December 31, 2001, WPS Resources and its subsidiaries were in compliance with all covenants relating to outstanding debt. A schedule of all principal debt payment amounts, including bond maturities and excluding capital lease payments, for WPS Resources is as follows:

| ***Year ending December 31*** *(Millions)* | |
|---|---|
| 2002 | $ 55.7 |
| 2003 | 71.1 |
| 2004 | 6.7 |
| 2005 | 36.3 |
| 2006 | 7.7 |
| Later years | 535.0 |
| Total payments | $712.5 |

## NOTE 13—INCOME TAXES

Deferred income taxes are recorded for temporary differences in the recognition of certain assets or liabilities for tax and financial reporting purposes. The principal components of our deferred tax assets and liabilities recognized in the balance sheet as of December 31 are as follows:

| *(Millions)* | 2001 | 2000 |
|---|---|---|
| **Deferred tax assets** | | |
| Plant related | $ 89.6 | $ 84.5 |
| State capital and operating loss carry forwards | 3.5 | 6.5 |
| Deferred tax credit carry forwards | 21.2 | 11.0 |
| Employee benefits | 35.3 | 35.0 |
| Regulatory assets | 3.7 | 4.7 |
| Other | 11.0 | 0.4 |
| **Total** | $139.3 | $142.1 |
| **Deferred tax liabilities** | | |
| Plant related | $196.1 | $200.3 |
| Employee benefits | 30.0 | 31.3 |
| Regulatory deferrals | 11.8 | 8.6 |
| Other | 13.7 | 2.3 |
| **Total** | $251.6 | $242.5 |
| **Net deferred tax liabilities** | $ 69.5 | $100.4 |

A variety of factors are considered in determining the amount of the deferred income tax assets to be recognized pursuant to Statement of Financial Accounting Standards No. 109, including: the number of years that capital and operating losses and tax credits can be carried forward, the existence of taxable temporary differences, and WPS Resources' earnings history and near-term earnings expectations. Although realization is not assured, we believe it is more likely than not that the entire net deferred tax asset will be realized.

WPS Resources is an owner in a facility that produces synthetic fuel from coal fines, as defined in Section 29 of the Internal Revenue Code. The production and sale of the synthetic fuel from this facility qualifies for tax credits under Section 29 if certain requirements are satisfied. Credits that are not utilized to reduce current tax expense in the current year are carried forward as alternative minimum tax credits to reduce current tax expense in future years. The production and sale of synthetic fuel resulted in a reduction in current tax expense of $11.4 million in 2001.

The following is a reconciliation of the difference between the current and future tax expense that would be computed by applying the federal statutory rate to income before income taxes, and the actual current and future income tax expense that was recorded on the income statement for the year ended December 31:

| *(Millions, except for percentages)* | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Rate | Amount | Rate | Amount | Rate | Amount |
| Statutory federal income tax | 35.0% | $29.9 | 35.0% | $26.6 | 35.0% | $32.3 |
| State income taxes, net | 5.5 | 4.3 | 5.5 | 4.2 | 5.0 | 4.6 |
| Rate difference on reversal of income tax temporary differences | (2.5) | (2.2) | (2.1) | (1.6) | (1.6) | (1.5) |
| Plant related | (1.2) | (1.5) | – | – | – | – |
| Federal tax credits | (28.1) | (24.0) | (26.4) | (20.1) | (3.5) | (3.3) |
| Other differences, net | (2.9) | (2.4) | (4.1) | (3.1) | (2.7) | (2.4) |
| **Effective income tax** | 5.6% | $ 4.8 | 7.9% | $ 6.0 | 32.2% | $29.7 |
| | | | | | | |
| **Current provision** | | | | | | |
| Federal | | $29.2 | | $17.0 | | $33.8 |
| State | | 8.5 | | 8.5 | | 9.4 |
| **Total current provision** | | 37.7 | | 25.5 | | 43.2 |
| Deferred benefit | | (32.9) | | (19.5) | | (13.5) |
| **Total income tax expense** | | $ 4.8 | | $ 6.0 | | $29.7 |

Lisa Fluegge of Wisconsin Public Service's Green Bay warehouse fills orders for supplies needed by crews in the field. She uses the warehouse management system and bar coding to efficiently perform her duties.



# NOTE 14—COMMITMENTS AND CONTINGENCIES

**Fuel and Purchased Power**

WPS Resources routinely enters into long-term commodity purchase and sale commitments that have various quantity requirements and durations.

Wisconsin Public Service has obligations related to coal, purchased power, and natural gas. Obligations related to coal supply extend through 2016 and total $151.9 million. Of that amount, there is one long-term contract totaling $83.7 million that provides approximately 23% of the total requirements of Wisconsin Public Service through 2016. Through 2009, Wisconsin Public Service has obligations totaling $115.0 million for either capacity or energy related to purchased power. Also, there are natural gas supply and transportation contracts with total estimated demand payments of $97.0 million through October 2010.

Wisconsin Public Service expects to recover these costs in future customer rates. Additionally, Wisconsin Public Service has contracts to sell electricity and natural gas to customers. Many of these contracts have indefinite lives.

WPS Power Development also enters into long-term commodity contracts, mainly related to the purchase of coal for the Sunbury plant. The contracts total $11.9 million and extend through 2004.

WPS Energy Services has unconditional purchase obligations related to energy supply contracts that total $842.9 million and extend through 2007. All the contracts have offsetting sale contracts.

**Capital Lease**

In November 1995, Wisconsin Public Service signed a 25-year agreement to purchase power from De Pere Energy Center, LLC, an independent power producer that built a cogeneration facility and is selling electrical power to Wisconsin Public Service.

In June 1999, Phase I of the project went into operation. We have accounted for the contract as a capital lease. Phase II of the project is currently projected to be operational in 2004. When Phase II becomes operational, Wisconsin Public Service will record an additional utility plant asset under a capital lease of approximately $80 million.

**Corporate Guaranties**

Since May 2000, WPS Resources has provided limited financial support and energy supply services to Quest Energy, LLC, a Michigan limited liability company. Financial support is in the form of an interest-bearing note with an initial maturity date of May 2005, secured by the assets of Quest. WPS Resources provides corporate guaranties to two transmission providers on behalf of Quest. At December 31, 2001, the guaranties totaled $4.5 million. These guaranties assure Quest's ability to pay for the transmission services it purchases from these entities.

**Nuclear Liability**

The Price Anderson Act ensures that funds will be available to pay for public liability claims arising out of a nuclear incident. This Act may require Wisconsin Public Service to pay up to a maximum of $52.0 million per incident. The payments will not exceed $5.9 million per incident in a given calendar year. These amounts represent Wisconsin Public Service's 59% ownership in the Kewaunee plant.

**Nuclear Plant Operation**

See Note 8 for detailed information on the operations of the Kewaunee plant.

**Clean Air Regulations**

Early compliance by Wisconsin Public Service with the Federal Clean Air Act has generated surplus sulfur dioxide allowances. We will consider the sale of any allowances available in excess of Wisconsin Public Service's needs. The Public Service Commission of Wisconsin has ordered that profits from the sale of allowances be passed on to customers. During 2001, Wisconsin Public Service recorded $4.2 million of proceeds from the sale of allowances.

The United States Environmental Protection Agency has designated southeastern Wisconsin as an ozone non-attainment area. Under the Clean Air Act, the State of Wisconsin developed a nitrogen oxide reduction plan for Wisconsin's ozone non-attainment area. The nitrogen oxide reductions begin in 2003 and gradually increase to 2007.



Jo Zmek, Senior Telecommunications Technician for Wisconsin Public Service, ensures that our company's phone system is always working. Our call center handles more than 65,000 phone calls each month, so reliability is critical.

This plan affects Edgewater Unit 4, of which Wisconsin Public Service owns 31.8%. A compliance plan for this unit was initiated in 2000. The plan includes a combination of combustion optimization and emission trading at a cost to Wisconsin Public Service of about $5 million.

The State of Wisconsin is also seeking voluntary reductions from utility units outside the ozone non-attainment area, which may lead to additional expenditures for nitrogen oxide reductions at other units. Wisconsin Public Service is participating in voluntary efforts to reduce nitrogen oxide levels at the Columbia Energy Center. Wisconsin Public Service owns 31.8% of Columbia. The Public Service Commission of Wisconsin has approved recovery of the costs associated with nitrogen oxide compliance.

Recent air quality modeling by the Wisconsin Department of Natural Resources revealed that Weston Units 1 and 2 contribute to a modeled deviation from the sulfur dioxide ambient air quality standard. Wisconsin Public Service and the Wisconsin Department of Natural Resources developed a plan to eliminate the model deviation by extending the existing stacks at Weston Units 1 and 2 by 55 feet and limiting the sulfur content of the fuel to 1.2 pounds per million Btu. The cost of the stack extension is about $0.9 million. The current and projected fuel meets the sulfur content limit. The Environmental Protection Agency was unwilling to agree with this approach unless further studies were done to justify the stack height increase. Wisconsin Public Service is cooperating with the Wisconsin Department of Natural Resources to develop an approach to resolve this issue.

On November 3, 1999, the Environmental Protection Agency announced that it was pursuing an enforcement initiative against seven utilities, or their subsidiaries, located in the Midwest and the South as well as the Tennessee Valley Authority. The enforcement initiative alleges that the utilities undertook modifications at their coal-fired power plants in violation of the Clean Air Act. The Environmental Protection Agency is seeking penalties and the installation of additional pollution control equipment.

As a continuation of this initiative, the Environmental Protection Agency requested on December 14, 2000 that Wisconsin Public Service provide information pursuant to Section 114 of the Clean Air Act relating to projects undertaken at the Pulliam and Weston plants. The information was submitted on January 16, 2001 and no response has been received from the Environmental Protection Agency.

Wisconsin Power and Light Company, the operator of the Columbia and Edgewater plants jointly-owned with Wisconsin Public Service, also submitted information related to projects undertaken at those plants. The Environmental Protection Agency requested additional information on February 26, 2001. The additional information was submitted on March 28, 2001 and April 27, 2001.

The Wisconsin Department of Natural Resources has initiated a rulemaking effort aimed at the control of mercury emissions. Coal-burning power plants are the primary target of this regulatory effort. The proposed rule was open to comment in October 2001. A final rule could be completed in the spring of 2002. As proposed, the rule requires phased in mercury emission reduction reaching 90% reduction 15 years after completion of the rule. Wisconsin Public Service estimates that it could cost $105 million per year for it to achieve the proposed 90% reduction.

WPS Power Development acquired 30 years of emission allowances as a result of the acquisition of Sunbury Generation, LLC in November 1999. The purchase of WPS Westwood Generation, LLC in September 2000 also included 30 years of emission allowances. A consistent valuation across vintage years is being utilized to allocate the cost of these allowances. The cost assigned to these allowances is being charged to expense as the allowances are used. When necessary, the Sunbury plant also purchases incremental emission allowances on the open market to comply with air regulations. Additional technology is being installed at the Sunbury plant to comply with nitrogen oxide standards that become effective in 2003. We expect total expenditures for this technology will be about $16 million. During 2001, approximately $3 million was spent to begin installing the technology.

**Partial Sale of ECO Coal Pelletization #12**

In November 2001, WPS Power Development, through its subsidiary ECO Coal Pelletization #12, LLC, entered into a transaction with a subsidiary of a public company resulting in ECO #12 contributing its synthetic fuel producing machinery to a newly-formed entity in exchange for cash and a one-third ownership interest in the newly-formed entity. The transaction generated a pre-tax gain of $40.1 million of which $38.0 million has been deferred as of December 31, 2001 as a result of certain rights of rescission and put options being granted to the buyer. All such options expire in 2003.

Concurrent with the sale of a portion of this project, WPS Power Development bought out the interest of its previous partner in the ECO #12 project. The actual payments to this former partner are contingent upon the same provisions referred to above. As a result, $21.3 million is held in escrow that will be released proportionately as the respective rescission rights and put option expire.

For more information on the transaction, see Note 6.

**Manufactured Gas Plant Remediation**

Wisconsin Public Service continues to investigate the environmental cleanup of ten manufactured gas plant sites, including two sites formerly owned by Wisconsin Fuel and Light. The cleanup of Wisconsin Public Service's Stevens Point manufactured gas plant site is substantially complete with monitoring of the site continuing. Costs of this cleanup were within the range expected for this site. Cleanup began at both the Sheboygan sites in November 2000, and cleanup of the land portion of the sites was substantially completed by August 2001. Sediment cleanup remains to be addressed at one Sheboygan site. To-date, costs are at expected levels. Wisconsin Public Service estimates future undiscounted investigation and cleanup costs to be between $43 million and $50 million. These estimates may be adjusted in the future contingent upon remediation technology, regulatory requirements, and the assessment of natural resources damages.

Wisconsin Public Service currently has a $43.4 million liability recorded for cleanup with an offsetting regulatory asset (deferred charge). We expect to recover cleanup costs, net of insurance recoveries, in future customer rates. Carrying costs associated with the cleanup expenditures will not be recoverable. Wisconsin Public Service has received $12.7 million in insurance recoveries that we recorded as a reduction to the regulatory asset.

**Future Capital Expenditures**

We estimate utility plant construction expenditures at Wisconsin Public Service for 2002 to be approximately $208 million and construction expenditures at Upper Peninsula Power for 2002 to be approximately $9 million. Wisconsin Public Service estimates demand-side management expenditures to be $24 million in 2002. Recovery of previously deferred demand-side management expenditures of about $6 million from customers will occur through 2002. In addition to the 2002 estimated expenditures, Upper Peninsula Power is considering the potential need for construction of a combustion turbine at an estimated cost of $41 million during the 2002-2003 timeframe.

There are no commitments for additional acquisition expenditures for the nonregulated subsidiaries at this time other than commitments made under the stock purchase agreement to acquire CH Resources and the asset purchase agreement to acquire the Tracy/Pinon Power Station. The CH Resources transaction is expected to close in the second quarter of 2002 for approximately $62 million. The Tracy/Pinon transaction is currently subject to a legislative moratorium and may be terminated before the moratorium expires.

For more information on both transactions, see Note 6.

## NOTE 15—EMPLOYEE BENEFIT PLANS

WPS Resources has non-contributory retirement plans covering substantially all employees under which the company may make annual contributions to an irrevocable trust. We established the plans to provide retired employees, who meet conditions relating to age and length of service, with a monthly payment. Wisconsin Public Service administers and maintains the plans. These plans are fully funded, and no contributions were made to them in 2001, 2000, or 1999.

WPS Resources also currently offers medical, dental, and life insurance benefits to employees and their dependents. We expense these items for active employees as incurred. We fund benefits for retirees through irrevocable trusts as allowed for income tax purposes. Wisconsin Public Service and Upper Peninsula Power expensed and recovered through customer rates the net periodic benefit cost. Our nonregulated subsidiaries expensed allocated amounts. Our non-administrative plan is a collectively bargained plan and, therefore, is tax exempt. The investments in the trust covering administrative employees are subject to federal unrelated business income taxes at a 39.1% tax rate.

All pension costs and postretirement plan costs are accounted for under Statements of Financial Accounting Standards Nos. 87 and 106, "Employers' Accounting for Pensions" and "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. The standards require the company to accrue the cost of these benefits as expense over the period in which the employee renders service. The transition obligation for current and future retirees under Statement of Financial Accounting Standards No. 106 is recognized over 20 years beginning in 1993.

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three one-year periods ending December 31, 2001, 2000, and 1999, and a statement of the funded status as of December 31 for each year:

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| *(Millions)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Reconciliation of benefit obligation - pension** | | | |
| Obligation at January 1 | $484.9 | $396.7 | $399.4 |
| Service cost | 11.0 | 10.2 | 10.9 |
| Interest cost | 32.7 | 31.5 | 27.5 |
| Plan amendments | 0.2 | 56.5 | 4.0 |
| Actuarial (gain) loss | 35.6 | 2.2 | (31.5) |
| Acquisitions | 18.1 | – | 4.8 |
| Benefit payments | (21.7) | (19.4) | (18.4) |
| (Settlements)/curtailments | (58.9) | 7.2 | – |
| Obligation at December 31 | $493.2 | $484.9 | $396.7 |
| **Reconciliation of fair value of plan assets - pension** | | | |
| Fair value of plan assets at January 1 | $676.1 | $654.3 | $610.5 |
| Actual return on plan assets | (13.7) | 41.2 | 58.0 |
| Employer contributions | – | – | – |
| Acquisitions | 18.1 | – | 4.2 |
| Benefit payments | (82.6) | (19.4) | (18.4) |
| Fair value of plan assets at December 31 | $591.9 | $676.1 | $654.3 |
| Funded status at December 31 | $ 98.7 | $191.2 | $257.6 |
| Unrecognized transition (asset) obligation | (2.2) | (6.1) | (9.9) |
| Unrecognized prior-service cost | 39.1 | 64.4 | 21.2 |
| Unrecognized (gain) loss | (69.3) | (186.5) | (204.0) |
| Net prepaid benefit cost | $ 64.3 | $ 63.0 | $ 64.9 |

| *(Millions)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Reconciliation of benefit obligation - other** | | | |
| Obligation at January 1 | $102.6 | $135.2 | $138.8 |
| Service cost | 3.0 | 2.7 | 4.6 |
| Interest cost | 7.3 | 7.8 | 9.4 |
| Plan amendments | – | (16.8) | – |
| Actuarial (gain) loss | 65.5 | (19.0) | (13.8) |
| Acquisitions adjustments | 3.7 | (1.3) | 2.2 |
| Benefit payments | (6.2) | (6.0) | (6.0) |
| Obligation at December 31 | $176.2 | $102.6 | $135.2 |
| **Reconciliation of fair value of plan assets - other** | | | |
| Fair value of plan assets at January 1 | $152.3 | $149.7 | $139.8 |
| Actual return on plan assets | (6.4) | 7.9 | 15.2 |
| Employer contributions | (7.0) | 0.7 | 0.7 |
| Benefit payments | (6.2) | (6.0) | (6.0) |
| Fair value of plan assets at December 31 | $134.7 | $152.3 | $149.7 |
| Funded status at December 31 | $ (41.5) | $ 49.7 | $ 14.5 |
| Unrecognized transition (asset) obligation | (12.4) | 15.7 | 36.6 |
| Unrecognized prior-service cost | (12.9) | (14.1) | 3.9 |
| Unrecognized (gain) loss | 16.4 | (96.9) | (105.0) |
| Net accrued benefit liability | $ (52.6) | $ (45.6) | $ (50.0) |

The following table provides the components of net periodic benefit cost for the plans for the one-year periods ended December 31, 2001, 2000, and 1999:

| *(Millions)* | 2000 | 1999 |
|---|---|---|
| **Net periodic benefit cost - pension** | | |
| Service cost | $10.2 | $10.9 |
| Interest cost | 31.5 | 27.5 |
| Expected return on plan assets | (46.3) | (42.4) |
| Amortization of transition asset | (3.6) | (3.6) |
| Amortization of prior-service cost | 4.7 | 2.1 |
| Amortization of net gain | (2.7) | – |
| Net periodic benefit cost before settlement gain/curtailment loss | $(6.2) | $(5.5) |
| (Settlement gain)/curtailment loss | 8.7 | – |
| Regulatory liability/(asset) offset | (8.1) | – |
| Net periodic benefit cost | $(5.6) | $(5.5) |
| | | |
| **Net periodic benefit cost - other** | | |
| Service cost | $ 2.7 | $ 4.6 |
| Interest cost | 7.8 | 9.4 |
| Expected return on plan assets | (9.3) | (8.3) |
| Amortization of transition obligation | 1.8 | 2.8 |
| Amortization of prior-service cost | (0.7) | 0.3 |
| Amortization of net gain | (4.6) | (2.7) |
| Net periodic benefit cost | $(2.3) | $ 6.1 |

During 2000, WPS Resources made substantial changes to the administrative employees' portion of the pension and postretirement benefit plans. Effective January 1, 2001, the administrative employees' pension plan was changed to a pension equity plan with a lump sum distribution option for all future retirees. Additionally, all future administrative retirees will no longer be given subsidized postretirement medical and dental coverage. Due to employees who waited until 2001 to retire to take advantage of the new plan benefits and various reorganizations including the formation of Nuclear Management Company, a significant number of employees left our pension plan in early 2001. This required curtailment accounting for the year 2000 under Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." Most of the 2000 curtailment loss was deferred as a regulatory asset.

For the reasons mentioned above, large numbers of lump sum payments were paid out of the pension plan during the course of 2001. This required settlement accounting under Statement No. 88. Most of the settlement gain was deferred as a regulatory liability.

. The assumptions used in measuring WPS Resources' benefit obligation are shown in the following table:

| | 2000 | 1999 |
|---|---|---|
| **Weighted average assumptions as of December 31 - pension** | | |
| Discount rate | 7.50% | 7.50% |
| Expected return on plan assets | 8.75% | 8.75% |
| Rate of compensation increase | 5.50% | 5.50% |
| | | |
| **Weighted average assumptions as of December 31 - other** | | |
| Discount rate | 7.50% | 7.50% |
| Expected return on plan assets | 8.75% | 8.75% |

For the December 31, 2001 disclosed postretirement obligation, we assumed medical cost trend rates of 11% for those under age 65 and 13% for those over age 65, decreasing to 5% and 6.5%, respectively, by the year 2008. We assumed dental cost trend rates of 8% decreasing to 5% by the year 2004. These trend rates represent a change from our prior assumptions. At December 31, 1999, we assumed medical cost trend rates of 8% and dental cost trend rates of 7.5%, both decreasing to 7% at December 31, 2000 and eventually reaching 5% by 2006. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

| *(Millions)* | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on total of service and interest cost components of net periodic postretirement health care benefit cost | $ 1.8 | $ (1.4) |
| Effect on the health care component of the accumulated postretirement benefit obligation | $26.0 | $(21.8) |

Wisconsin Public Service has an Employee Stock Ownership Plan that held 1.9 million shares of WPS Resources common stock (market value of approximately $69.2 million) at December 31, 2001. The Employee Stock Ownership Plan also had a loan guaranteed by Wisconsin Public Service and secured by common stock that was paid off in June of 2000. The company was paying principal and interest on the loan using contributions from Wisconsin Public Service and dividends on our common stock held by the Employee Stock Ownership Plan. The Employee Stock Ownership Plan allocated shares to participants as the loan was repaid. Tax benefits from certain dividends paid to the Employee Stock Ownership Plan are recognized as a reduction in Wisconsin Public Service's cost of providing service to customers.

## NOTE 16—COMPANY-OBLIGATED MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES OF SUBSIDIARY TRUST

On July 30, 1998, WPSR Capital Trust I, a Delaware business trust, issued $50.0 million of trust preferred securities to the public. WPS Resources owns all of the outstanding trust common securities of the Trust, and the only asset of the Trust is $51.5 million of subordinated debentures that we issued. The debentures are due on June 30, 2038 and bear interest at 7% per year. The terms and interest payments on the debentures correspond to the terms and distributions on the trust preferred securities. We have consolidated the preferred securities of the Trust into our financial statements. We reflect the interest payments on the debentures as "Distributions - preferred securities of subsidiary trust." These payments are tax deductible by WPS Resources.

We may defer interest payments on the debentures for up to 20 consecutive quarters. This would require the deferral of distributions on the trust preferred securities as well. If we would defer interest payments, interest and distributions would continue to accrue and compounding interest on the deferred amounts would also accrue. Through 2001, we have not deferred interest payments. After July 30, 2003, we may redeem all or part of the debentures. This would require the Trust to redeem an equal amount of trust securities at face value plus any accrued interest and unpaid distributions. We entered into a limited guarantee of payment of distributions, redemption payments, and liquidation payments with respect to the trust preferred securities. This guarantee, together with our obligations under the debentures, and under other related documents, provides a full and unconditional guarantee by us of amounts due on the outstanding trust preferred securities.

Meter Mechanic Chris Molzahn ensures that our electric meters are operating properly. Periodic testing of sample lots ensures our meters are within calibration limits and not running fast or slow so that our customers only pay for the energy they use.

## NOTE 17—COMMON EQUITY

| Shares outstanding at December 31 | 2001 | 2000 |
|---|---|---|
| Common stock, $1 par value, 100,000,000 shares authorized | [illegible] | 26,851,034 |
| Treasury stock | [illegible] | 336,385 |
| Average cost of treasury shares | [illegible] | $24.23 |
| Shares in deferred compensation trust | [illegible] | 105,179 |
| Average cost of deferred compensation trust shares | [illegible] | $29.78 |

As part of the merger of Wisconsin Fuel and Light into Wisconsin Public Service, 1,763,943 shares of common stock were issued on April 1, 2001 to Wisconsin Fuel and Light shareholders. See Note 6 for more information on the merger.

On December 17, 2001, 2,300,000 shares of WPS Resources common stock were issued at $34.36 per share and resulted in a net increase in equity of $76.0 million.

Effective January 2001, we began issuing new stock under our Stock Investment Plan and under certain of our stock-based employee benefit plans. During 2001, we issued 544,515 shares under these plans, which increased equity $18.6 million.

In December 1996, we adopted a Shareholder Rights Plan. The plan is designed to enhance the ability of the Board of Directors to protect shareholders and the company if efforts are made to gain control of our company in a manner that is not in our best interests or the best interests of our shareholders. The plan gives our existing shareholders, under certain circumstances, the right to purchase stock at a discounted price. The rights expire on December 11, 2006.

At December 31, 2001, we had $365.8 million of retained earnings available for dividends.

Earnings per share is computed by dividing net income available for common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income available for common shareholders for the period by the weighted average number of shares of common stock outstanding during the period adjusted for the exercise and/or conversion of all potentially dilutive securities. Such dilutive items include in-the-money stock options and deferred compensation plan shares. The calculation of diluted earnings per share for the years shown excludes deferred compensation plan shares and some stock option plan shares that had an anti-dilutive effect. The following table reconciles the computation of basic and diluted earnings per share:

| **Reconciliation of Earnings Per Share** *(Millions, except per share amounts)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income available to common shareholders | [illegible] | $67.0 | $59.6 |
| Basic weighted average shares | [illegible] | 26.5 | 26.6 |
| Incremental issuable shares | [illegible] | – | – |
| Diluted weighted average shares | [illegible] | 26.5 | 26.6 |
| Basic earnings per common share | [illegible] | $2.53 | $2.24 |
| Diluted earnings per common share | [illegible] | $2.53 | $2.24 |

## NOTE 18—STOCK OPTION PLANS

In May of 2001, shareholders approved the WPS Resources Corporation 2001 Omnibus Incentive Compensation Plan for certain management personnel. In 1999, shareholders approved the WPS Resources Corporation 1999 Stock Option Plan for certain management personnel. In December 1999, the Board of Directors approved the WPS Resources Corporation 1999 Non-Employee Directors Stock Option Plan. Opinion 25 and related interpretations are used to account for these plans. Accordingly, no compensation costs have been recognized for these plans in 2001, 2000, or 1999. Had compensation cost been determined consistent with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," net income and earnings per share would have been reduced to the pro forma amounts indicated below:

| *(Millions, except per share amounts)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Net income** | | | |
| As reported | [illegible] | $67.0 | $59.6 |
| Pro forma | [illegible] | 66.8 | 56.5 |
| **Basic earnings per common share** | | | |
| As reported | [illegible] | $2.53 | $2.24 |
| Pro forma | [illegible] | 2.53 | 2.23 |
| **Diluted earnings per common share** | | | |
| As reported | [illegible] | $2.53 | $2.24 |
| Pro forma | [illegible] | 2.52 | 2.23 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the provisions of the 2001 Omnibus Incentive Compensation Plan, the number of shares for which stock options may be granted may not exceed 2 million and no single employee that is the chief executive officer of the company or any of the other four highest compensated officers of the company and its subsidiaries can be granted options for more than 150,000 shares during any calendar year. Stock options are granted by the Compensation and Nominating Committee of the Board of Directors and may be granted at any time. No stock options will have a term longer than ten years. The exercise price of each stock option is equal to the fair market value of the stock on the date the stock option was granted. Stock options were granted under the 1999 Stock Option Plan on February 11, 1999 (subject to shareholder approval of the 1999 Stock Option Plan that was received on May 6, 1999, at which time the exercise price was established for the initial grant), March 13, 2000, and December 14, 2000 having exercise prices of $29.875, $23.1875, and $34.75, respectively. Stock options were granted under the 2001 Omnibus Plan on July 12, 2001 and December 13, 2001 having exercise prices of $34.38 and $34.09, respectively. One-fourth of the stock options granted will become vested and exercisable each year on the anniversary date of the grant. No additional stock options will be issued under the 1999 Stock Option Plan, although the plan will continue to exist for purposes of the existing outstanding options.

Under the provisions of the 1999 Non-Employee Directors Stock Option Plan, the number of stock options granted under the plan may not exceed 100,000, and the shares to be delivered will consist solely of treasury shares. Stock options are granted at the discretion of the Board of Directors. No options may be granted under this plan after December 31, 2008. All options have a ten-year life, but may not be exercised until one year after the date of grant. Options granted under this plan are immediately vested. The exercise price of each option is equal to the fair market value of the stock on the date the stock options were granted. Options were granted on December 9, 1999 and February 10, 2000, with exercise prices of $25.4375 and $25.6875, respectively.

The number of shares subject to each stock option plan and each outstanding stock option, and stock option exercise prices are subject to adjustment in the event of any stock split, stock dividend, or other transaction affecting our outstanding common stock.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes stock option pricing model assuming:

| | WPS Resources Corporation 2001 Omnibus Incentive Compensation Plan | WPS Resources 1999 Stock Option Plan | WPS Resources 1999 Non-Employee Directors Stock Option Plan |
|---|---|---|---|
| Annual dividend yield | | | |
| May 6, 1999 | | 6.63% | |
| December 31, 1999 | | | 7.94% |
| March 13, 2000 | | 8.71% | |
| December 14, 2000 | | 5.93% | |
| July 12, 2001 | 6.58% | | |
| December 13, 2001 | 6.60% | | |
| Expected volatility | | | |
| May 6, 1999 | | 14.00% | |
| December 31, 1999 | | | 14.90% |
| March 13, 2000 | | 15.50% | |
| December 14, 2000 | | 20.40% | |
| July 12, 2001 | 20.93% | | |
| December 13, 2001 | 20.19% | | |
| Risk-free interest rate | | | |
| May 6, 1999 | | 5.52% | |
| December 31, 1999 | | | 6.14% |
| March 13, 2000 | | 6.36% | |
| December 14, 2000 | | 5.23% | |
| July 12, 2001 | 5.54% | | |
| December 13, 2001 | 5.62% | | |
| Expected life (in years) | 10 | 10 | 10 |

A summary of the status of the stock option plans as of December 31, 2001 is presented below:

| Stock Options | Shares | Weighted-Average Exercise Price |
|---|---|---|
| Options outstanding at beginning of year | | |
| Omnibus plan | – | – |
| Employee plan | [illegible] | [illegible] |
| Director plan | [illegible] | [illegible] |
| Granted during 2001 | | |
| Omnibus plan | [illegible] | [illegible] |
| Exercised during 2001 | | |
| Employee plan | [illegible] | [illegible] |
| Director plan | [illegible] | [illegible] |
| Forfeited during 2001 | – | – |
| Outstanding at end of year | | |
| Omnibus plan | [illegible] | [illegible] |
| Employee plan | [illegible] | [illegible] |
| Director plan | [illegible] | [illegible] |
| Options exercisable at year-end | | |
| Employee plan | [illegible] | [illegible] |
| Director plan | [illegible] | [illegible] |
| Weighted-average fair value of options granted during the year | | |
| Omnibus plan | [illegible] | |

A summary of the status of the stock option plans as of December 31, 2000 is presented below:

| Stock Options | Shares | Weighted-Average Exercise Price |
|---|---|---|
| Options outstanding at beginning of year | | |
| Employee plan | 478,000 | $29.8750 |
| Director plan | 21,000 | 25.4375 |
| Granted during 2000 | | |
| Employee plan | 244,416 | 32.9997 |
| Director plan | 3,000 | 25.6875 |
| Exercised during 2000 | – | – |
| Forfeited during 2000 | – | – |
| Outstanding at end of year | | |
| Employee plan | 722,416 | 30.9322 |
| Director plan | 24,000 | 25.4688 |
| Options exercisable at year-end | | |
| Employee plan | 119,500 | 29.8750 |
| Director plan | 21,000 | 25.4375 |
| Weighted-average fair value of options granted during the year | | |
| Employee plan | $3.87 | |
| Director plan | $1.08 | |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the stock option plans as of December 31, 1999 is presented below:

| Stock Options | Shares | Weighted-Average Exercise Price |
|---|---|---|
| Options outstanding at beginning of year | – | $ – |
| Granted during 1999 | | |
| Employee plan | 478,000 | 29.8750 |
| Director plan | 21,000 | 25.4375 |
| Exercised during 1999 | – | – |
| Forfeited during 1999 | – | – |
| Outstanding at end of year | | |
| Employee plan | 478,000 | 29.8750 |
| Director plan | 21,000 | 25.4375 |
| Options exercisable at year-end | – | – |
| Weighted-average fair value of options granted during the year | | |
| Employee plan | $2.04 | |
| Director plan | $1.38 | |

The stock options outstanding at December 31, 2001 under the 2001 Omnibus Plan for an aggregate of 327,927 shares have exercise prices of $34.38 and $34.09 and are summarized below:

| 2001 Omnibus Plan Options Outstanding | | | |
|---|---|---|---|
| Exercise prices | Options outstanding at December 31, 2001 | Weighted-average exercise price | Weighted-average remaining contractual life (in years) |
| $34.3800 | 15,572 | $34.3800 | 10 |
| 34.0900 | 312,355 | 34.0900 | 10 |

None of the 2001 Omnibus Plan stock options are currently exercisable.

The stock options outstanding at December 31, 2001 under the 1999 Stock Option Plan for an aggregate of 705,916 shares have exercise prices between $23.1875 and $34.7500 and are summarized below:

| 1999 Stock Option Plan Options Outstanding | | | |
|---|---|---|---|
| Exercise prices | Options outstanding at December 31, 2001 | Weighted-average exercise price | Weighted-average remaining contractual life (in years) |
| $23.1875 | 34,500 | $23.1875 | 8 |
| 29.8750 | 464,000 | 29.8750 | 8 |
| 34.7500 | 207,416 | 34.7500 | 9 |

Robert Zimmermann, Team Leader - Mechanical for Weston Unit 3, examines a coal chute in the generating plant's yard. The coal-fired plant is a workhorse on the WPS system.

The stock options outstanding at December 31, 2001 exercisable under the 1999 Stock Option Plan for an aggregate of 283,604 shares have exercise prices of $23.1875, $29.8750, and $34.7500 and remaining lives of 8, 8, and 9 years.

The stock options outstanding at December 31, 2001 under the 1999 Non-Employee Director Stock Option Plan for an aggregate of 23,150 shares have exercise prices of $25.4375 and $25.6875 and are summarized below:

**1999 Non-Employee Director Stock Option Plan Options Outstanding**

| Exercise prices | Options outstanding at December 31, 2001 | Weighted-average exercise price | Weighted-average remaining contractual life (in years) |
|---|---|---|---|
| $25.4375 | 20,150 | $24.4375 | 8 |
| 25.6875 | 3,000 | 25.6875 | 8 |

All remaining stock options granted under the 1999 Non-Employee Stock Option Director Plan for an aggregate of 23,150 shares are exercisable at year-end at the above referenced exercise prices.

# NOTE 19—REGULATORY ENVIRONMENT

Wisconsin Public Service filed for and received an interim rate order in the Wisconsin jurisdiction effective January 1, 2002. The order authorized a $55.5 million increase in electric revenues and an increase of $11.2 million in gas revenues on an annual basis. The revenues are based on a 12.1% return on utility common equity, with equity constituting 55% of the capital structure. These revenues are subject to refund to the extent that they exceed the revenues authorized in the final rate order. The interim rates will be superseded when a final rate order is issued in this case which is expected early in the second quarter of 2002.

Upper Peninsula Power's application for a $5.7 million rate increase, which had been pending before the Michigan Public Service Commission since October 2000, was dismissed in August 2001 at Upper Peninsula Power's request. Upper Peninsula Power requested a dismissal because the information filed in the case was outdated. Upper Peninsula Power expects to submit a new application for rate increases in 2002.

# NOTE 20—SEGMENTS OF BUSINESS

We manage our reportable segments separately due to their different operating and regulatory environments. Our principal business segments are the regulated electric utility operations of Wisconsin Public Service and Upper Peninsula Power and the regulated gas utility operations of Wisconsin Public Service. Our other reportable segments include WPS Energy Services and WPS Power Development. WPS Energy Services is a diversified energy supply and services company, and WPS Power Development is an electric generation asset development company. Nonutility operations and subsidiaries of WPS Resources not already mentioned are included in the Other column. The tables on the next page present information for the respective years pertaining to our operations segmented by lines of business.



Building Services - Garage Mechanic - Electrician
Jerry Ress is a versatile employee to have around Wisconsin Public Service's district office in Wausau. Here he changes lighting fixtures to something a little brighter and more efficient.

| Segments of Business *(Millions)* | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Regulated Utilities | | | Nonutility and Nonregulated Operations | | | | |
| 2001 | Electric Utility* | Gas Utility* | Total Utility* | WPS Energy Services | WPS Power Development | Other | Reconciling Eliminations | WPS Resources Consolidated |
| **Income Statement** | | | | | | | | |
| Total revenues | $ 675.7 | $321.6 | $ 997.3 | $1,575.1 | $141.5 | $ 1.3 | $(39.7) | $2,675.5 |
| Depreciation and decommissioning | 66.4 | 11.7 | 78.1 | 0.7 | 7.4 | 0.4 | – | 86.6 |
| Other income (expense) | 14.5 | 0.2 | 14.7 | 1.1 | 2.8 | 29.1 | (9.2) | 37.5 |
| Interest expense | 28.3 | 6.0 | 34.3 | 0.2 | 10.3 | 22.8 | (8.5) | 59.3 |
| Provision for income taxes | 31.6 | 5.9 | 37.5 | 4.0 | (34.8) | (1.8) | (0.1) | 4.8 |
| Income available for common shareholders | 59.2 | 8.5 | 67.7 | 6.4 | 2.3 | 1.3 | (0.1) | 77.6 |
| **Balance Sheet** | | | | | | | | |
| Total assets | 1,355.6 | 376.4 | 1,732.0 | 720.1 | 323.1 | 167.7 | (72.9) | 2,870.0 |
| Cash expenditures for long-lived assets | 175.8 | 24.9 | 200.7 | 10.9 | 32.1 | 5.0 | – | 248.7 |

* Includes only utility operations. Nonutility operations are included in the Other column.

| Segments of Business *(Millions)* | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Regulated Utilities | | | Nonutility and Nonregulated Operations | | | | |
| 2000 | Electric Utility* | Gas Utility* | Total Utility* | WPS Energy Services | WPS Power Development | Other | Reconciling Eliminations | WPS Resources Consolidated |
| **Income Statement** | | | | | | | | |
| Total revenues | $ 642.7 | $264.5 | $ 907.2 | $955.6 | $128.1 | $ 1.2 | $(43.1) | $1,949.0 |
| Depreciation and decommissioning | 82.4 | 8.9 | 91.3 | 1.4 | 6.7 | 0.5 | – | 99.9 |
| Other income (expense) | 18.1 | 0.1 | 18.2 | 0.9 | 1.0 | 9.7 | (9.6) | 20.2 |
| Interest expense | 27.3 | 4.8 | 32.1 | 0.4 | 10.9 | 20.7 | (9.8) | 54.3 |
| Provision for income taxes | 33.6 | 7.6 | 41.2 | 0.9 | (29.2) | (6.9) | – | 6.0 |
| Income available for common shareholders | 60.7 | 11.6 | 72.3 | 1.7 | 0.9 | (7.9) | – | 67.0 |
| **Balance Sheet** | | | | | | | | |
| Total assets | 1,239.0 | 305.5 | 1,544.5 | 924.9 | 233.1 | 178.0 | (64.4) | 2,816.1 |
| Cash expenditures for long-lived assets | 138.0 | 21.5 | 159.5 | 0.3 | 39.0 | 0.3 | – | 199.1 |

* Includes only utility operations. Nonutility operations are included in the Other column.

| Segments of Business *(Millions)* | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Regulated Utilities | | | Nonutility and Nonregulated Operations | | | | |
| 1999 | Electric Utility* | Gas Utility* | Total Utility* | WPS Energy Services | WPS Power Development | Other | Reconciling Eliminations | WPS Resources Consolidated |
| **Income Statement** | | | | | | | | |
| Total revenues | $ 590.4 | $191.5 | $ 781.9 | $292.2 | $ 35.4 | $ 5.7 | $(16.7) | $1,098.5 |
| Depreciation and decommissioning | 70.9 | 8.2 | 79.1 | 1.0 | 3.3 | 0.3 | – | 83.7 |
| Other income (expense) | 7.2 | 0.1 | 7.3 | (0.2) | (0.3) | 5.7 | (3.6) | 8.9 |
| Interest expense | 24.0 | 4.5 | 28.5 | 0.3 | 4.6 | 11.3 | (8.5) | 36.2 |
| Provision for income taxes | 32.0 | 7.4 | 39.4 | (2.6) | (4.7) | (2.4) | – | 29.7 |
| Income available for common shareholders | 56.1 | 11.2 | 67.3 | (3.5) | (3.8) | (0.4) | – | 59.6 |
| **Balance Sheet** | | | | | | | | |
| Total assets | 1,247.9 | 267.4 | 1,515.3 | 64.8 | 190.2 | 184.3 | (138.1) | 1,816.5 |
| Cash expenditures for long-lived assets | 120.9 | 19.8 | 140.7 | 0.1 | 132.1 | 0.3 | – | 273.2 |

* Includes only utility operations. Nonutility operations are included in the Other column.

## NOTE 21—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

| (Millions, except for per share amounts) | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | | | 2001 | | |
| | March | June | September | December | Total |
| Operating revenues | $997.4 | $577.[illegible] | $517.1 | $583.8 | $2,675.5 |
| Net income | $ 23.6 | $ 11.7 | $ 21.8 | $ 20.5 | $ 77.6 |
| Average number of shares of common stock | 26.5 | 28.4 | 28.7 | 29.2 | 28.1 |
| Basic earnings per share * | $0.89 | $0.41 | $0.76 | $0.70 | $2.75 |
| Diluted earnings per share * | $0.88 | $0.41 | $0.76 | $0.70 | $2.74 |

| | | | 2000 | | |
|---|---|---|---|---|---|
| | March | June | September | December | Total |
| Operating revenues | $398.8 | $374.2 | $456.9 | $719.1 | $1,949.0 |
| Net income | $ 29.2 | $ 11.4 | $ 12.9 | $ 13.5 | $ 67.0 |
| Average number of shares of common stock | 26.6 | 26.4 | 26.4 | 26.4 | 26.5 |
| Basic earnings per share | $1.10 | $0.43 | $0.49 | $0.51 | $2.53 |
| Diluted earnings per share | $1.10 | $0.43 | $0.49 | $0.51 | $2.53 |

*Because of various factors, which affect the utility business, the quarterly results of operations are not necessarily comparable.*

* Earnings per share for the individual quarters of 2001 do not total the year ended 2001 earnings per share amount because of the significant changes to the average number of shares outstanding throughout the year.

## NOTE 22—NEW ACCOUNTING STANDARDS

Effective January 1, 2002, WPS Resources adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, amortization of goodwill is no longer allowed. Instead, an assessment of fair value will be used to test for impairment of goodwill on an annual basis or when circumstances indicate a possible impairment.

Most of the goodwill at WPS Resources is related to the Wisconsin Fuel and Light acquisition. In accordance with the requirements of the statement, we prepared an evaluation of the fair market value of the gas utility business segment to assess the potential impairment of the goodwill balance. Based on the estimated fair value, an impairment charge was not required at January 1, 2002.

In June 2001, the Financial Accounting Standards Board finalized Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." This statement applies to all entities with legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or normal operation of a long-lived asset. An asset retirement obligation should be recognized when it meets the definition of a liability and be measured at fair value. We are still analyzing the impact this statement will have on WPS Resources and its subsidiaries. It will be effective for WPS Resources on January 1, 2003.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The statement intends to unify the accounting for long-lived assets to be disposed of, based on the framework established by Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The statement didn't have a significant impact on WPS Resources.



Bruce Basten, Lead Line Electrician in Wisconsin Pubic Service's Green Bay district, prepares to install underground electrical cable in the downtown duct system. It takes a lot of cable to keep Green Bay's lights shining brightly.

## REPORT OF MANAGEMENT

WPS Resources Corporation

The management of WPS Resources Corporation has prepared and is responsible for the consolidated financial statements and related financial information encompassed in this Annual Report. Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles, and financial information included elsewhere in this report is consistent with our consolidated financial statements.

We maintain a system of internal accounting control designed to provide reasonable assurance that our assets are safeguarded and that transactions are executed and recorded in accordance with authorized procedures. Written policies and procedures have been developed to support the internal controls in place and are updated as necessary.

We also maintain an internal auditing department that reviews and assesses the effectiveness of selected internal controls, and reports to management as to their findings and recommendations for improvement.

Our Board of Directors has established an Audit Committee, comprised entirely of outside directors, which actively assists our Board in its role of overseeing our financial reporting process and system of internal control.

The accompanying consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report follows.

Larry L. Weyers
Chairman, President, and Chief Executive Officer

Joseph P. O'Leary
Senior Vice President and Chief Financial Officer

Diane L. Ford
Vice President - Controller and Chief Accounting Officer

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

ARTHUR ANDERSEN

To the Board of Directors of
WPS Resources Corporation:

We have audited the accompanying consolidated balance sheets of WPS Resources Corporation (a Wisconsin corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WPS Resources Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Milwaukee, Wisconsin
January 28, 2002

# FINANCIAL STATISTICS

| **Year Ended December 31** *(Millions, except per share amounts and number of employees)* | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Total operating revenues | $2,675.5 | $1,949.0 | $1,098.5 | $1,063.7 | $ 935.8 |
| Net income | 77.6 | 67.0 | 59.6 | 46.6 | 55.8 |
| Total assets | 2,870.0 | 2,816.1 | 1,816.5 | 1,510.4 | 1,435.8 |
| Preferred stock of subsidiaries | 51.1 | 51.1 | 51.2 | 51.2 | 51.6 |
| Long-term debt and capital lease obligation | 727.6 | 660.0 | 584.5 | 343.0 | 347.0 |
| Shares of common stock less treasury stock and shares in deferred compensation trust | | | | | |
| Outstanding at December 31 | 31.1 | 26.4 | 26.8 | 26.5 | 26.5 |
| Average | 28.2 | 26.5 | 26.6 | 26.5 | 26.5 |
| Basic earnings per average share of common stock | $2.75 | $2.53 | $2.24 | $1.76 | $2.10 |
| Diluted earnings per average share of common stock | 2.74 | 2.53 | 2.24 | 1.76 | 2.10 |
| Dividend per share of common stock | 2.08 | 2.04 | 2.00 | 1.96 | 1.92 |
| Stock price | $36.55 | $36.8125 | $25.125 | $35.25 | $33.8125 |
| Book value per share | $23.06 | $20.75 | $20.16 | $19.61 | $19.56 |
| Return on average equity | 12.6% | 12.3% | 11.3% | 9.0% | 10.8% |
| Number of common stock shareholders | 23,478 | 24,029 | 25,020 | 26,319 | 27,369 |
| Number of employees | 2,856 | 3,030 | 2,900 | 2,673 | 2,902 |



Norman Simm, Auxiliary/Control Operator for Wisconsin Public Service, monitors the new distributed control system's state-of-the-art control panel that was installed earlier this year at the Weston plant. Computer operations have now replaced older analog control systems throughout the plant.

# LEADERSHIP STAFF

## WPS RESOURCES CORPORATION

**BARBARA A. NICK**
Manager - Corporate Services
Age 43/Years of service 17

## WISCONSIN PUBLIC SERVICE CORPORATION

**WILLIAM L. BOURBONNAIS, JR.**
Manager - Rates and Economic Evaluation
Age 56/Years of service 33

**DONALD R. CARLSON**
Manager - Energy Supply and Control
Age 51/Years of service 26

**CHARLES A. CLONINGER**
Regional Customer Service Manager
Age 43/Years of service 20

**HOWARD R. GIESLER**
Manager - Pulliam Plant
Age 38/Years of service 15

**JERRY A. JOHNSON**
Manager - Information Services
Age 52/Years of service 29

**RANDALL G. JOHNSON**
Manager - Corporate Transformation
Age 54/Years of service 31

**TIMOTHY J. KALLIES**
Manager - Customer Care
Age 42/Years of service 18

**PAUL J. LIEGEOIS**
Utility Business Development Leader
Age 51/Years of service 28

**DENNIS J. MAKI**
Manager - Weston Plant
Age 53/Years of service 31

**ROGER M. MC CAMBRIDGE**
Regional Customer Service Manager
Age 46/Years of service 17

**DALE N. MILLER**
Regional Customer Service Manager
Age 56/Years of service 31

**EDWARD N. NEWMAN**
Director - Environmental Services
Age 59/Years of service 27

**DALE M. QUINN**
Manager - Substation and Transmission
Age 56/Years of service 30

**MICHAEL I. RADTKE**
Manager - Electric Distribution Engineering
Age 47/Years of service 23

**JACK C. RASMUSSEN**
Manager - Purchasing and Stores
Age 54/Years of service 31

**PETER J. VAN BEEK**
Regional Customer Service Manager
Age 56/Years of service 33

**RALPH P. ZAGRZEBSKI**
Regional Customer Service Manager
Age 57/Years of service 35

## WPS ENERGY SERVICES, INC.

**RICHARD J. BISSING**
Director of Sales - Wisconsin
Age 41/Years of service 12

**JOHN T. KEENAN**
Director - Producer Pricing Structures
Age 48/Years of service 2

**CHRIS E. MATTHIESEN**
Director - Energy Supply Cost Management
Age 45/Years of service 22

**DEBRA L. MC DERMID**
Manager - Customer Service and Business System Operation
Age 45/Years of service 22

**BRUCE A. RIZOR**
Director - Wholesale Pricing Structures
Age 40/Years of service 2

## WPS POWER DEVELOPMENT, INC.

**ALAN M. BARGENDER**
Plant Manager - Sunbury
Age 43/Years of service 16

**MICHAEL W. CHARLES**
Assistant to President
Age 52/Years of service 24

**JOHN K. MORTONSON**
Director - Asset Management
Age 44/Years of service 19

**LEONARD J. RENTMEESTER**
General Manager - Engineering Services
Age 36/Years of service 8

**RICHARD J. SUSLICK**
Director - Power Development
Age 58/Years of service 10

## UPPER PENINSULA POWER COMPANY

**GARY W. ERICKSON**
Regional Customer Service Manager
Age 59/Years of service 33

*Titles, age, and years of service are as of December 31, 2001.*

*Years of service take into consideration service with WPS Resources Corporation or a system company.*



**A. DEAN ARGANBRIGHT**
(Age 71)
Oshkosh, Wisconsin
Retired Chairman, President, and Chief Executive Officer
Wisconsin National Life Insurance Company
(Director since 1972)



**MICHAEL S. ARIENS**
(Age 70)
Brillion, Wisconsin
Chairman
Ariens Company
(Director since 1974)



**RICHARD A. BEMIS**
(Age 60)
Sheboygan Falls, Wisconsin
President and Chief Executive Officer
Bemis Manufacturing Company
(Director since 1983)



**ROBERT C. GALLAGHER**
(Age 63)
Green Bay, Wisconsin
President and Chief Executive Officer
Associated Banc-Corp
(Director since 1992)



**KATHRYN M. HASSELBLAD-PASCALE**
(Age 53)
Green Bay, Wisconsin
Managing Partner
Hasselblad Machine Company, LLP
(Director since 1987)



**JAMES L. KEMERLING**
(Age 62)
Wausau, Wisconsin
President and Chief Executive Officer
Riiser Oil Company, Inc.
(Director since 1988)



**JOHN C. MENG**
(Age 57)
Green Bay, Wisconsin
Chairman of the Board
Schreiber Foods, Inc.
(Director since 2000)



**WILLIAM F. PROTZ, JR.**
(Age 57)
Northfield, Illinois
President and Chief Executive Officer
Santa's Best
(Director since 2001)



**LARRY L. WEYERS**
(Age 56)
Green Bay, Wisconsin
Chairman, President, and Chief Executive Officer
WPS Resources Corporation
(Director since 1996)

# OFFICERS

## WPS Resources Corporation

**LARRY L. WEYERS**
Chairman, President, and
Chief Executive Officer
Age 56/Years of service 16

**PATRICK D. SCHRICKEL**
Executive Vice President
Age 57/Years of service 35

**RALPH G. BAETEN ***
Senior Vice President - Finance
and Treasurer
Age 58/Years of service 31

**THOMAS P. MEINZ**
Senior Vice President - Public Affairs
Age 55/Years of service 32

**PHILLIP M. MIKULSKY**
Senior Vice President - Development
Age 53/Years of service 30

**JOSEPH P. O'LEARY**
Senior Vice President and
Chief Financial Officer
Age 47/Years of service 1

**BRADLEY W. ANDRESS**
Vice President - Marketing
Age 47/Years of service 3

**DIANE L. FORD**
Vice President - Controller and
Chief Accounting Officer
Age 48/Years of service 26

**RICHARD E. JAMES**
Vice President - Corporate Planning
Age 48/Years of service 26

**NEAL A. SIIKARLA**
Vice President
Age 54/Years of service 3

**BERNARD J. TREML**
Vice President - Human Resources
Age 52/Years of service 29

**GLEN R. SCHWALBACH**
Assistant Vice President -
Corporate Planning
Age 56/Years of service 33

**BARTH J. WOLF**
Secretary and Manager - Legal Services
Age 44/Years of service 13

**BRADLEY A. JOHNSON**
Assistant Treasurer
Age 47/Years of service 22

## Wisconsin Public Service Corporation

**LARRY L. WEYERS**
Chairman and Chief Executive Officer
Age 56/Years of service 16

**PATRICK D. SCHRICKEL**
President and Chief Operating Officer
Age 57/Years of service 35

**RALPH G. BAETEN ***
Senior Vice President - Finance
and Treasurer
Age 58/Years of service 31

**THOMAS P. MEINZ**
Senior Vice President - Public Affairs
Age 55/Years of service 32

**JOSEPH P. O'LEARY**
Senior Vice President and
Chief Financial Officer
Age 47/Years of service 1

**LAWRENCE T. BORGARD**
Vice President - Distribution
and Customer Service
Age 40/Years of service 17

**DIANE L. FORD**
Vice President - Controller and
Chief Accounting Officer
Age 48/Years of service 26

**BERNARD J. TREML**
Vice President - Human Resources
Age 52/Years of service 29

**DAVID W. HARPOLE**
Assistant Vice President - Energy Supply
Age 46/Years of service 24

**BARTH J. WOLF**
Secretary and Manager - Legal Services
Age 44/Years of service 13

**JEROME J. MYERS**
Assistant Treasurer
Age 56/Years of service 33

**PAMELA R. CLAUSEN**
Assistant Controller
Age 51/Years of service 14

## WPS Energy Services Inc.

**PHILLIP M. MIKULSKY**
Chief Executive Officer
Age 53/Years of service 30

**MARK A. RADTKE**
President
Age 40/Years of service 18

**DANIEL J. VERBANAC**
Senior Vice President
Age 38/Years of service 17

**DARRELL W. BRAGG**
Vice President
Age 42/Years of service 6

**BETTY J. MERLINA**
Vice President
Age 41/Years of service 6

**RUQAIYAH Z. STANLEY-LOLLES**
Vice President
Age 47/Years of service 3

**BARTH J. WOLF**
Secretary
Age 44/Years of service 13

**RALPH G. BAETEN ***
Treasurer
Age 58/Years of service 31

**GREGORY C. LOWER**
Controller
Age 47/Years of service 1

## WPS Power Development Inc.

**GERALD L. MROCZKOWSKI**
Chief Executive Officer
Age 56/Years of service 33

**CHARLES A. SCHROCK**
President
Age 48/Years of service 22

**TERRY P. JENSKY**
Vice President - Operations
Age 48/Years of service 24

**BARTH J. WOLF**
Secretary
Age 44/Years of service 13

**RALPH G. BAETEN ***
Treasurer
Age 58/Years of service 31

**GEORGE R. WIESNER**
Controller
Age 44/Years of service 17

## UPPCO

**PATRICK D. SCHRICKEL**
Chairman, President, and
Chief Executive Officer
Age 57/Years of service 35

**BARTH J. WOLF**
Secretary
Age 44/Years of service 13

**RALPH G. BAETEN ***
Treasurer
Age 58/Years of service 31

** Retired February 28, 2002.*
*Titles, age, and years of service are as of December 31, 2001.*
*Years of service take into consideration service with WPS Resources Corporation or a system company.*

Diane Ford, Vice President - Controller and Chief Accounting Officer, and Brad Johnson, Assistant Treasurer, work closely together on a daily basis. Brad was named Treasurer of WPS Resources and Wisconsin Public Service on February 17, 2002.



### Shareholder Inquiries

Our Shareholder Services staff (bottom of next page) can be reached via telephone between the hours of 7:30 a.m. and 4:30 p.m., central time, Monday through Friday by calling 920-433-1050 or 800-236-1551.

Addresses and additional telephone numbers are listed on the back cover of this report.

### Common Stock

The New York Stock Exchange is the principal market for WPS Resources Corporation common stock which trades under the ticker symbol of WPS.

You may purchase or sell our common stock through our Stock Investment Plan described below or through brokerage firms and banks which offer brokerage services.

Common stock certificates issued before September 1, 1994 bear the name of Wisconsin Public Service Corporation and remain valid certificates.

Effective December 16, 1996, each share of our common stock has a Right associated with it which would entitle the owner to purchase additional shares of common stock under specified terms and conditions. The Rights are not presently exercisable. The Rights would become exercisable ten days after a person or group (1) acquires 15% or more of WPS Resources Corporation's common stock or (2) announces a tender offer to acquire at least 15% of WPS Resources' common stock.

On December 31, 2001, we had 31,182,878 shares of common stock outstanding which were owned by 23,478 holders of record.

**Common Stock Comparison** *(By Quarter)*

| | | Dividends Per Share | Price Range High | Price Range Low |
|---|---|---|---|---|
| 2001 | 1st quarter | [illegible] | [illegible] | [illegible] |
| | 2nd quarter | .515 | [illegible] | [illegible] |
| | 3rd quarter | .525 | [illegible] | [illegible] |
| | 4th quarter | .525 | [illegible] | [illegible] |
| | | [illegible] | | |
| 2000 | 1st quarter | $ .505 | $26.6875 | $22.6250 |
| | 2nd quarter | .505 | 32.2500 | 25.2500 |
| | 3rd quarter | .515 | 33.2500 | 29.6250 |
| | 4th quarter | .515 | 39.0000 | 30.0625 |
| | | $2.040 | | |

### Dividends

We have paid quarterly cash dividends on our common stock since 1953, and we expect to continue that trend. Future dividends are dependent on regulatory limitations, earnings, capital requirements, cash flows, and other financial considerations.

Anticipated record and payment dates for common stock dividends paid in 2002 are:

| *Record Date* | *Payment Date* |
|---|---|
| February 28 | March 20 |
| May 31 | June 20 |
| August 30 | September 20 |
| November 29 | December 20 |

As a record holder of our common stock, you may have your dividends electronically deposited in a checking or savings account at a financial institution. If you are a record holder and your dividends are not electronically deposited, we will mail your dividend check directly to you.

If you are a record holder of our common stock and your dividend check is not received on the payment date, wait approximately ten days to allow for delays in mail delivery. After that time, call Shareholder Services to request a replacement check.

### Stock Investment Plan

We maintain a Stock Investment Plan for the purchase of common stock which allows persons who are not already shareholders (and who are not employees of WPS Resources or its system companies) to become participants by making a minimum initial cash investment of $100. Our Plan enables you to maintain registration with us in your own name rather than with a broker in "street name."

The Stock Investment Plan also provides you with options for reinvesting your dividends and making optional cash purchases of common stock directly through Shareholder Services without paying brokerage commissions, fees, or service charges. Optional cash payments of not less than $25 per payment may be made subject to a maximum of $100,000 per calendar year. An automatic investment option allows you to authorize the deduction of payments from your checking or savings account automatically once each month, on the 3rd day of the month, by electronic means for investment in the Plan as optional cash payments.

Cash for investment must be received by the 3rd or 18th day of the month for investment which generally commences on or about the 5th or 20th day of the month or as soon thereafter as practicable.

The shares you hold in our Stock Investment Plan may be sold by the agent for the Plan as you direct us, or you may request a certificate for sale through a broker you select. We will accumulate sale requests from participants and, approximately every five business days, will submit a sale request to the independent broker-dealer on behalf of those participants.

Participation in the Stock Investment Plan is being offered only by means of a Prospectus. If you would like a copy of the Stock Investment Plan Prospectus, you may call us at 800-236-1551, contact us via e-mail by using our e-mail address of investor@wpsr.com, or order or download the Prospectus and enrollment forms using the Internet at http://www.wpsr.com under Financial Information.

**Safekeeping Services**

As a participant in the Stock Investment Plan you may transfer shares of common stock registered in your name into a Plan account for safekeeping. Contact Shareholder Services for further details.

**Preferred Stock of Subsidiary**

The preferred stock of Wisconsin Public Service Corporation trades on over-the-counter markets. Payment and record dates for preferred stock dividends paid in 2002 are:

| *Record Date* | *Payment Date* |
|---|---|
| January 15 | February 1 |
| April 15 | May 1 |
| July 15 | August 1 |
| October 15 | November 1 |

**Stock Transfer Agent and Registrar**

Questions about transferring common or preferred stock, lost certificates, or changing the name in which certificates are registered should be directed to our transfer agent, U.S. Bank, N.A. at the address or telephone numbers listed on the back cover.

**Address Changes**

If your address changes, call or write Shareholder Services.

**Availability of Information**

Company financial information is available on the Internet. The address is http://www.wpsr.com.

It is anticipated that 2002 quarterly earnings information will be released on April 23, July 23, and October 29 in 2002 and on January 30 in 2003.

You may obtain, without charge, a copy of our 2001 Form 10-K, without exhibits, as filed with the Securities and Exchange Commission, by contacting the Corporate Secretary, at the Corporate Office mailing address listed on the back cover, or by using the Internet.

**Internet**

Visit our award-winning web site at http://www.wpsr.com to find a wealth of information on our company and its subsidiaries.



The site will give you instant access to Annual Reports, SEC filings, proxy statements, financial news, presentations, news releases, career opportunities, and much more. You may also download a copy of the Prospectus for the Stock Investment Plan and the associated forms for participation in the Plan.

The site is updated regularly, so visit it often.

**Annual Shareholders' Meeting**

Our Annual Shareholders' Meeting will be held on Thursday, May 9, 2002, at 10:00 a.m. at the Weidner Center, University of Wisconsin – Green Bay, 2420 Nicolet Drive, Green Bay, Wisconsin.

Proxy Statements for our May 9, 2002 Annual Shareholders' Meeting were mailed to shareholders of record on March 28, 2002.

**Annual Report**

If you or another member of your household receives more than one Annual Report because of differences in the registration of your accounts, please call Shareholder Services so that account mailing instructions can be modified accordingly.

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

WPS Resources Corporation's Shareholder Services support staff pictured clockwise from top left: Barth Wolf, Secretary and Manager - Legal Services; Donna Sheedy, Investor Relations Supervisor; Bob Bursa, Shareholder Services Representative; Donna Winnekens, Shareholder Administrative Support Specialist; and Sue Ascher, Shareholder Systems Specialist.



## WPS Resources Corporation

**CORPORATE OFFICE**
700 North Adams Street
Green Bay, WI 54301

**MAILING ADDRESS:**
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001
**TELEPHONE:** 920-433-4901
**FAX:** 920-433-1526
**WEB SITE:** http://www.wpsr.com

**SHAREHOLDER SERVICES**
WPS Resources Corporation
700 North Adams Street
Green Bay, WI 54301

**MAILING ADDRESS:**
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001
**TELEPHONE:** 920-433-1050 or
800-236-1551
**E-MAIL:** investor@wpsr.com

**TRANSFER AGENT AND REGISTRAR**
Investor Services
U.S. Bank, N.A.
P. O. Box 2077
Milwaukee, WI 53201-2077
**TELEPHONE:** 414-276-3737 or
800-637-7549

**FINANCIAL INQUIRIES**
Mr. Joseph P. O'Leary
Senior Vice President and
Chief Financial Officer
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001
**TELEPHONE:** 920-433-1463

**STOCK EXCHANGE LISTING**
New York Stock Exchange
**TICKER SYMBOL:** WPS
**LISTING ABBREVIATION:** WPS Res

**WISCONSIN UTILITY INVESTORS, INC.**
Wisconsin Utility Investors, Inc. ("WUI") is an independent, non-profit organization representing the collective voices of utility shareholders. It monitors and evaluates industry issues and trends and is a resource for its members, regulators, and the public. WUI can be reached by calling 414-967-8791.

**EQUAL EMPLOYMENT OPPORTUNITY**
WPS Resources Corporation is committed to equal employment opportunity for all qualified individuals without regard to race, creed, color, religion, sex, age, national origin, sexual orientation, disability, or veteran status. To that end, we support and will cooperate fully with all applicable laws, regulations, and executive orders in all of our employment policies, practices, and decisions.

*Printed on paper that contains between 10% and 30% post-consumer fiber.*

PRINTED WITH SOY INK

© 2002 WPS Resources Corporation